12/12

06019330

82- SUBMISSIONS FACING SHEET

Follow-Up Materials

MICROFICHE CONTROL LABEL

REGISTRANT'S NAME Norwood Abbey

*CURRENT ADDRESS

PROCESSED

DEC 2 0 2006

THOMSON FINANCIAL

**FORMER NAME

**NEW ADDRESS

FILE NO. 82- 34754 FISCAL YEAR 6-30-06

* *Complete for initial submissions only* ** *Please note name and address changes*

INDICATE FORM TYPE TO BE USED FOR WORKLOAD ENTRY:

12G3-2B *(INITIAL FILING)*	☐	AR/S *(ANNUAL REPORT)*	☑
12G32BR *(REINSTATEMENT)*	☐	SUPPL *(OTHER)*	☐
DEF 14A *(PROXY)*	☐		

OICF/BY: dlw

DAT: 12/18/06

82-34754

6-30-06
AR/S

ANNUAL REPORT 2006
NORWOOD ABBEY

CONTENTS

CHAIRMAN'S REPORT

Dear Shareholder,

The past twelve months have incorporated challenges, disappointments and also positive developments with respect to the future progress of Norwood Abbey Ltd (NAL).

The NAL group, including Norwood Immunology (NIM), recorded a consolidated loss of approximately $22.7 million for the 2006 financial year. There have needed to be significant write-offs associated with the Company's adoption of the new AIFRS international accounting standards. The total write-offs of inter company loans, investments and inventories totaled approximately $24.6 million.

Approximately A$8.9 million of the loss related to Norwood EyeCare, while there were substantial one-off charges related to redundancies (staff numbers have over the last two years declined from approximately 43 to 14) and the down-sizing of operations. General annual operating costs of NAL have been substantially reduced over the past twelve months.

The biggest disappointment has been the failure of the EyeCare division to generate the expected level of sales. In the course of the last 12-18 months, several major ophthalmology companies began marketing Epi-LASIK products. Sales of Norwood EyeCare products suffered as a result of the substantial increase in competitor activity. The release of competitive products occurred prior to the granting of any of NAL's Epi-LASIK patents.

The Company has, however, recently been advised of the granting in the US of the fundamental base patent covering the general concept of Epi-LASIK. This patent is part of the Pallikaris patent portfolio which has been licensed by NAL. NAL believes that all of the competitive Epi-LASIK products are infringing this NAL patent (as well as other applications).

The granting of this first US EyeCare patent, together with publication of numerous other NAL patents, has given NAL the potential opportunity to consider the sale (or out-licensing) of the technology and intellectual property. NAL is currently in commercial discussions with a number of interested parties.

Researchers working on the development of the Needle-free Injection technology at the Massachusetts Institute of Technology (MIT) in Boston, advanced the project by succeeding in the development of a small, low cost and controllable working prototype device. The Company is now in discussions with a number of prospective licensees in regard to both human and veterinary applications.

NIM announced in the course of the year that it had completed its Australian Phase II clinical study in cancer (bone marrow transplantation) as well as having commenced two Phase II clinical trials in the United States. These trials are in the fields of cancer (bone marrow transplantation) and vaccinations.

The development of a strong intellectual property position is a cornerstone of NAL's strategy. In excess of 20 international patents have been granted in respect to Immunology, EyeCare and Drug Delivery in the period since June 30th 2005

Since the end of the financial year, and related to discussions with investors regarding fundraising for NIM, an opportunity arose for NAL to sell – at a substantial profit - a part of its holding in NIM. The Board decided that it would be prudent to sell a part of the holding in NIM, with a majority of the proceeds being used to substantially reduce NAL's outstanding debt.

The sales to significant US based institutions are expected to assist NIM in achieving its fundraising objectives. Following the sales of these shares in NIM, the Company repaid US$11.5 million (approximately) of its outstanding debt (convertible notes).

The sale of shares in NIM yielded a profit of approximately A$10.2 million for NAL.

The Board believes that the decision to increase the level of institutional investment in NIM will be a catalyst for assisting NIM in the funding and development of its clinical programme as well as the possible acquisition of synergistic business development opportunities.

The sale of part of the NIM holding is in no way related to any lack of confidence in the future of NIM. NAL continues to hold approximately 49 million shares in NIM which represents almost 40% of the issued capital.

REVIEW OF OPERATIONS

Norwood Immunology

Norwood Immunology Ltd, which is separately listed on the AIM of the London Stock Exchange, operates as a separate company with management reporting to the Board of Norwood Immunology. Norwood Abbey Ltd currently holds approximately 40% of the issued capital of NIM.

Clinical Development

The primary activity of NIM is a clinical trial programme aimed at the generation of clinical data leading to regulatory clearance for the use of TAP Pharmaceutical Inc.'s (TAP) GnRH agonist (Lupron Depot®) in the treatment of diseases such as cancer. In the course of the year NIM completed its Phase II cancer (bone marrow transplantation patients) Australian clinical study. In addition, NIM commenced two US Phase II clinical trials, as well as a pre-clinical study – as follows:-

Cancer - clinical study aimed at seeking to rejuvenate the immune system in cancer (specifically bone marrow transplantation) patients, so as to overcome the problem of immuno-suppression as a result of chemotherapy.

Vaccinations - a vaccine trial using a melanoma vaccine aimed at generating data that would indicate that the use of a GnRH agonist can be used as an adjuvant therapy such as to enhance the effectiveness of adult vaccines. NIM believes that positive data would be likely to lead to significant partnership opportunities with vaccine companies.

Transplantation/Tolerance - a pre-clinical trial (swine) which is aimed at demonstrating that the immune system can be rejuvenated in a manner such that it becomes tolerant to and does not reject foreign tissue or organs (transplantation).

Corporate

I would very much like to thank Rolf Stahel – who in the course of the year resigned from the Board of NIM- for all of his guidance and direction as Chairman of the Board. In addition, I would like to extend my thanks and appreciation to Elizabeth Wyatt, Rich Zahn, Ron Lewis and Jeff Bell who all recently resigned from the Board of NIM.

CHAIRMAN'S REPORT (continued)

PROJECTS

EyeCare

The Company has been developing and marketing products based on proprietary Epi-LASIK technology. Epi-LASIK is seen as a major advancement on existing techniques, in that it is safe and avoids almost all of the risks and potential complications associated with traditional LASIK surgery.

In the course of the year, NAL entered into a license agreement with Tissue Engineering Refractive (TER), a company associated with Dr Edward Perez, with respect to patents associated with the lifting or removal of the epithelium in relation to refractive surgery. NAL believes that the licensing of the Perez patent portfolio, when added to the existing Pallikaris and NAL (formerly Ciba Vision portfolios), provides it with an extremely strong intellectual property position. In 2006, the US patent office advised NAL of the granting of the fundamental base patent covering the general concept of Epi-LASIK.

Many of the major ophthalmology companies involved with refractive surgery have released competitive Epi-LASIK products. The emergence of competition from these large companies has substantially increased the difficulty for NAL in marketing its own Epi-LASIK products and led to sales being significantly below expectations.

NAL believes that all of the released competitive products infringe both the granted base patent as well as potentially a number of the pending applications. The granting of the first US patent, together with the licensing of the Perez patent portfolio, has given NAL the potential opportunity to consider the sale (or out-licensing) of the technology and intellectual property.

NAL is currently in commercial discussions with a number of interested parties, and given the patent position, is assessing the optimal method of maximizing value from the EyeCare project, while at the same time minimizing the potential financial exposure.

Needle-Free Drug Delivery System

The prime aim of the research at MIT has been the development of a low cost (per procedure) technology together with control over the force and depth of the injection. Control of the depth of injection can be extremely important in respect to the delivery of many drugs. In addition, the ability to adjust the force of delivery can potentially enable a device to be used for the delivery of several different drugs.

The development of a device with a relatively low per procedure cost is considered to be of significant importance in respect to the delivery of many, or most, low cost drugs – particularly in relation to large volume applications in both human and veterinary settings.

MIT have successfully tested (in-vitro and live animal trials) hand-held working prototype devices. Small and lightweight devices have been developed that are able to be adjusted so as to deliver different volumes of drug and to different depths. The technology is virtually silent and is able to deliver drugs to a consistent depth. The Company is currently in discussions with a number of pharmaceutical companies in respect to possible applications in both the human and veterinary areas.

I would like to very much thank Professor Ian Hunter and his team for their outstanding work and dedication to the project.

CORPORATE

Partly as a result of the disappointing performance of the EyeCare project, total ongoing operating overheads for NAL have been substantially reduced over the past year. There has been a significant reduction in the number of staff employed by NAL, as well as in the cost of operations.

In the course of the year, the Company raised US$13 million via the issue of convertible notes. The Company continues to have a $20m standby equity facility with the GEM group in New York and is currently evaluating additional fundraising opportunities. As related earlier, the Company has reduced its debt substantially from US$13 million to US$1.5 million, largely through the disposal of part of its NIM shareholding.

Directors

In the course of the last two months, Professor Ian Hunter indicated to me that as a result of the needle-free injection project having now reached the stage of commercialization (commercial licensing discussions) he had decided that there was now a potential risk of a conflict of interest – as between MIT and NAL. As such he had decided that he had no alternative but to resign from the Board of NAL. On behalf of the Board, I wish to extend my sincere appreciation to Professor Hunter for his contribution to the Company over recent years.

In the course of the year, the non-executive members of the Board decided to appoint Ron Lewis as a Lead Non Executive Director with the role of liaising with the Executive Chairman.

The Board and management of NAL are focused upon the continued progress of NIM as well as the enhancement and crystallization of value from both the EyeCare and Needle-free Injection projects. It is believed that the negotiation of strategic and commercial partnerships will lead to the crystallization of value, and the generation of enhanced value to NAL shareholders.

On behalf of both the Board and myself, I would like to express my sincere appreciation to all of the staff of NAL for their support and commitment over the course of the year. I would like to extend my sincere personal thanks to the Directors of the Company for their input, advice and commitment over the past twelve months.

I would particularly like to extend my gratitude to all of our shareholders, for your support and continued faith in the Company and its future. The Board and staff look forward to further developing the Company's projects and creating enhanced value for all shareholders over the coming year.

Kind Regards,

Peter Hansen
EXECUTIVE CHAIRMAN
October 10th 2006

CORPORATE GOVERNANCE STATEMENT

The directors are responsible for the corporate governance practices of the company. This statement sets out the main corporate governance practices that were in operation throughout the financial year, except where otherwise stated.

The Board believes that Norwood Abbey's policies and practices comply in all substantial respects with the ASX Corporate Governance Council Principles of Good Corporate Governance. Where the Company's corporate governance practices do not correlate with the practices recommended by the Council, the departure is primarily due to the size of the Company and the nature and operational history of the Company.

The Board of Directors

The Board carries out its responsibilities according to the following mandate:

- the Board should comprise a majority of non-executive directors;
- the directors should possess a broad range of skills, qualifications and experience;
- the Board should meet on a regular basis; and
- all available information in connection with items to be discussed at a meeting of the Board shall be provided to each director prior to that meeting.

On the day the directors' report is made out, the Board consisted of one executive director and three non-executive directors. Details of the directors are set out in the directors' report.

The primary responsibilities of the Board include:

- the approval of the annual and half-year financial report;
- the establishment of long term goals of the company and strategic plans to achieve those goals;
- the review and adoption of annual budgets for the financial performance of the company and monitoring the results on a monthly basis; and
- ensuring that the company has implemented adequate systems of internal controls together with appropriate monitoring of compliance activities.

Independent Professional Advice

With the prior approval of the Chairman, each director has the right to seek independent legal and other professional advice at the company's expense concerning any aspect of the company's operations or undertakings in order to fulfil their duties and responsibilities as directors.

Nomination Committee

The Board has established a nomination committee consisting of the following directors:

- Mr. P.J. Hansen (Executive - Chairman)
- Mr. R.S. Lewis
- Mrs. E.H.S. Wyatt
- Mr. R.W. Zahn

The nomination committee reviews the composition of the Board on an annual basis and makes recommendations to the Board, where considered necessary, to ensure that the Board comprises a majority of non-executive directors with an appropriate mix of skills and experience. Where necessary, the committee seeks the advice of external advisers in connection with suitability of applicants for Board membership.

The terms and conditions of the appointment of non-executive directors are set out in a formal letter of appointment which deals with the following matters:

- duration of appointment (subject to approval of shareholders);
- remuneration;
- expectations concerning preparation and attendance at Board meetings;
- conflict resolution; and
- the right to seek independent legal and professional advice (subject to the prior approval of the Chairman).

Remuneration Committee

The Board has established a remuneration committee consisting of the following non-executive directors:

- Mr. R.W. Zahn (Chairman)
- Mr. R.S. Lewis
- Mrs. E.H.S. Wyatt

The remuneration committee reviews the remuneration policies applicable to all directors and executive officers on an annual basis and makes recommendations on remuneration packages and terms of employment to the Board. Remuneration packages, which consist of base salary, fringe benefits, incentive schemes (including performance-related bonuses), superannuation, and entitlements upon retirement or termination, are reviewed with due regard to performance and other relevant factors.

Particulars concerning directors' and executives' remuneration and the company's executive and employee share option plan are set out in notes 4 and 5 to the financial statements.

CORPORATE GOVERNANCE STATEMENT (continued)

Audit Committee

The Board has established an audit committee consisting of four directors, three of whom are non-executive directors. The current members of the audit committee are:

- Mr. R.S. Lewis (Chairman)
- Mr. R.W. Zahn
- Mrs. E.H.S. Wyatt
- Mr. P.J. Hansen (Executive)

The audit committee provides a forum for the effective communication between the Board and external auditors. The audit committee reviews:

- the annual and half-year financial report prior to their approval by the Board;
- the effectiveness of management information systems and systems of internal control; and
- the efficiency and effectiveness of the external audit function, including reviewing the annual audit plan.

The audit committee generally invites the Chief Operating Officer and the external auditors to attend audit committee meetings. The audit committee also meets with and receives regular reports from the external auditors concerning any matters which arise in connection with the performance of their respective roles, including the adequacy of internal controls.

Risk Management

The Board is responsible for the company's system of internal controls. The Board constantly monitors the operational and financial aspects of the company's activities and, through the audit committee, the Board considers the recommendations and advice of external auditors and other external advisers on the operational and financial risks that face the company.

The Board ensures that recommendations made by the external auditors and other external advisers are investigated and, where considered necessary, appropriate action is taken to ensure that the company has an appropriate internal control environment in place to manage the key risks identified.

In addition, the Board investigates ways of enhancing existing risk management strategies, including appropriate segregation of duties and the employment and training of suitably qualified and experienced personnel.

Code of Conduct

As part of the Board's commitment to the highest standard of conduct, the company adopts a code of conduct to guide executives, management and employees in carrying out their duties and responsibilities. The code of conduct covers such matters as:

- responsibilities to shareholders;
- compliance with laws and regulations;
- relations with customers and suppliers;
- ethical responsibilities;
- employment practices; and
- responsibilities to the environment and the community.

DIRECTORS' REPORT

The directors of Norwood Abbey Limited submit herewith the annual financial report for the financial year ended 30 June 2006. In order to comply with the provisions of the Corporations Act 2001, the directors report as follows:

Directors

The names and particulars of the directors of the company during or since the end of the financial year are:

Name	Particulars
Mr. P.J. Hansen	Executive Chairman, aged 61 joined the Board in 1999.
Mr. R.S. Lewis	Aged 59, joined the Board in 1999 in a non-executive capacity. During the year, Mr. Lewis was formally appointed Lead Outside Director by the board on appointment of the non-executive directors.
Mrs. E.H.S. Wyatt	Aged 59, joined the Board in 2004 in a non-executive capacity.
Mr. R.W. Zahn	Aged 55, joined the Board in 2004 in a non-executive capacity.
Prof. I.W. Hunter	Aged 53, joined the Board in 2004 in a non-executive capacity, resigned 21 August 2006.

Mr Peter J. Hansen B.Ec. (Hons)
Executive Chairman, Member of Remuneration, Nomination and Audit Committees

Mr. Hansen has more than 30 years experience in product development and manufacturing operations in medical, electronic and optical businesses. Prior to establishing Norwood, Mr. Hansen was Managing Director of a family group of companies involved in the manufacture and marketing of patented optical products. From 1970 to 1986 he was founder and Managing Director of The Valet Group. In this role he established an electronic manufacturing facility in Singapore and took the company to the ASX in 1986. Peter has been primarily responsible for the development of Norwood's business and technology and its acquisition of Transmedica International, Inc. and Spectral and their extensive technology portfolios.

Directorships of other listed companies
Mr. Hansen has served as a non-executive director for AIM listed Norwood Immunology Limited since 2000.

Mr. R.S. Lewis B.Ec. (Hons) - M. Admin
Non-Executive, Lead Outside Director, Chairman of Audit Committee, Member of Remuneration and Nomination Committees.

Mr. Lewis is one of the founding partners in Lewis Trende, corporate advisers. He has over thirty years' experience in strategic planning, financial structuring, project evaluation, business valuation and corporate due diligence. Mr. Lewis was previously founder and principal of Australian Business Management Group, which created a group of listed entities supporting innovative technologies and acted as Chairman of two of these listed entities. In addition to his business interests, Mr. Lewis was a lecturer in the MBA and undergraduate programs at Monash University for 14 years, specialising in corporate finance, mergers and takeovers and financial accounting.

Directorships of other listed companies
Mr. Lewis served as a non-executive director for AIM listed Norwood Immunology Limited since 2005. Mr. Lewis resigned from as a director from Norwood Immunology Limited on 31 August 2006.

Mrs. E.H.S. Wyatt MBA, BA, Master of Education
Non-Executive, Member of Remuneration, Nomination and Audit Committees.

Mrs. Wyatt was employed by one of the world's most highly regarded and successful pharmaceutical companies, Merck and Co., Inc for twenty years. During the period between 1980 and 2000, Mrs. Wyatt held a number of senior roles and most recently was Vice President, Corporate Licensing. Since 2002 Mrs. Wyatt has been a Board member of MedImmune, Inc., ARIAD Pharmaceuticals, Inc. and Neose Technologies. Mrs. Wyatt is on the Board of Trustees of the Randolph-Macon College (Chair of Committee on Trustees; Past Chair, Nominating and Enrollment Committees; 1997 Presidential Selection Committee) and recently joined the Board of Trustees at Sweet Briar College.

Directorships of other listed companies
Mrs. Wyatt has served as a non-executive director for MedImmune, Inc., since 2002, ARIAD Pharmaceuticals, Inc., since 2002, Neose Technologies, Inc., since 2002 and The Medicines Company, since 2005. Mrs. Wyatt served as a non-executive director for AIM listed Norwood Immunology Limited since 2005.

Mr. R.W. Zahn B.S. BA
Non-Executive, Chairman of Remuneration Committee, Member of Nomination and Audit Committees.

Mr. Zahn has more than thirty years of experience in the Biotechnology and Pharmaceutical industries. Most recently, Mr. Zahn was President of Schering Laboratories, Director, Schering Corporation, and a Corporate Vice President of Schering-Plough Corporation. Prior to Schering-Plough, Mr. Zahn was with Johnson and Johnson (1973-1992) where he held a number of senior positions in sales and marketing and product development.

Directorships of other listed companies
Mr. Zahn served as a non-executive director for AIM listed Norwood Immunology Limited since 2005. Mr. Zahn resigned from as a director from Norwood Immunology Limited on 31 August 2006.

DIRECTORS' REPORT (continued)

Directors (continued)

Prof. I.W. Hunter B.Sc., MSc, PhD
Non-Executive, Member of Remuneration and Nomination Committees – resigned 28 August 2006.

Professor Hunter is a Chaired Professor in the Department of Mechanical Engineering at Massachusetts Institute of Technology (MIT) and is also a Professor of Biological Engineering at MIT. He is Head of the MIT BioInstrumentation Laboratory and is also Co-Director of the Brit and Alex d'Arbeloff Laboratory for Information Systems and Technology at MIT. Professor Hunter has over 250 scientific publications and many patents.

Company Secretary

Mr. J.H. Bell CA B.Bus.(Acc)

Mr. Bell, aged 34, is the Chief Operating Officer and Company Secretary of Norwood Abbey Ltd. He is responsible for the financial and statutory obligations and daily operations of the Company and has fifteen years experience advising on all aspects of business management and accounting; including statutory financial reporting. Mr. Bell was previously responsible for a diverse portfolio of clients primarily in the medical research and manufacturing fields with the Chartered Accounting firm Draffin Walker.

Mr. Bell served as a non-executive director for AIM listed Norwood Immunology Limited since 2003. Mr. Bell resigned from as a director from Norwood Immunology Limited on 31 August 2006.

Directors' Shareholdings

The following table sets out each director's relevant interest in shares and options of the company or a related body corporate as at the date of this report.

Directors	*Fully Paid Ordinary Shares*	*Options Over Fully Paid Ordinary Shares*
P.J. Hansen	21,310,000	-
R.S. Lewis	1,660,000	-
E.H.S Wyatt	-	50,000
R.W. Zahn	-	50,000
I.W. Hunter	-	50,000
	22,970,000	150,000

Directors' Meetings

The following table sets out the number of directors' meetings (including meetings of committees of directors) held during the financial year and the number of meetings attended by each director (while they were a director or committee member). During the financial year, seven Board meetings, two nomination committee meetings, one remuneration committee meeting and eight audit committee meetings were held.

	Board of Directors		*Nomination Committee*		*Remuneration Committee*		*Audit Committee*	
Directors	*Held*	*Attended*	*Held*	*Attended*	*Held*	*Attended*	*Held*	*Attended*
P.J. Hansen	4	4	-	-	3	3	9	9
R.S. Lewis	4	4	-	-	3	3	9	9
E.H.S Wyatt	4	3	-	-	3	2	9	6
R.W. Zahn	4	4	-	-	3	3	9	8
I.W. Hunter	4	3	-	-	3	2	-	-

Indemnification of Officers and Auditors

During the financial year, the company paid a premium in respect of a contract insuring the directors of the company (as named above), the company secretary, Mr. J.H. Bell, and all executive officers of the company and of any related body corporate against a liability incurred as such a director, secretary or executive officer to the extent permitted by the Corporations Act 2001. The contract of insurance prohibits disclosure of the nature of the liability and the amount of the premium.

The company has not otherwise, during or since the financial year, indemnified or agreed to indemnify an officer or auditor of the company or of any related body corporate against a liability incurred as such an officer or auditor.

Principal Activities

The consolidated entity's principal activities in the course of the financial year were the development, commercialisation and marketing of medical technologies relating to drug delivery and other therapies.

DIRECTORS' REPORT (continued)

Consolidated Operating Result

The consolidated operating loss after income tax attributable to the members of the parent entity for the financial year ended 30 June 2006 was $23,727 thousand (2005 – loss of $38,652 thousand).

The consolidated operating loss for the financial year ended 30 June 2006 was affected by a number of non-recurring charges against profits.

Asset write downs charged against current year consolidated profits:

	Devices $'000	Immunology $'000	Total $'000
Impairment of investments	-	(811)	(811)
Impairment of inventory	(1,526)	-	(1,526)
	(1,526)	(811)	(2,337)

At each reporting date the audit committee reviews the carrying values of, amongst other items, its intellectual property and research and development assets as they relate to each of the company's projects. The carrying values of these assets and their ability to be retained on the face of the balance sheet are reviewed with specific reference to the criteria established in the Australian Accounting Standards, Urgent Issues Group Consensus Views and other relevant laws and accounting pronouncements.

Review of Operations

Strategy
The primary underlying strategy of Norwood is to seek to acquire, develop and commercialise innovative medical technologies and to then endeavour to crystallize an enhanced value via a spin out, licensing or sale of the project.

Norwood is concentrating on the development and commercialization of its EyeCare and Needle-free drug delivery projects as well as taking steps to ensure both the optimal development (together with the necessary funding) for the Immunology project..

While Norwood has made progress towards its goals of developing its projects so as to create enhanced value to shareholders, the past year has been both challenging and disappointing. In particular sales of Eye Care products have suffered as a result of substantial changes in the competitive position, and sales have been very disappointing.

The development of a strong intellectual property position – largely, but not solely, in the form of patents – is one of the cornerstones of Norwood's strategy. In excess of 20 international patents have been granted in respect to Immunology, Eye care and Drug Delivery since 30 June 2005

NORWOOD IMMUNOLOGY ('NIM')

NIM Clinical Development
NIM has also made progress in respect to the development of its clinical trial programme. In the course of the year NIM completed its Phase II cancer (bone marrow transplantation patients) Australian clinical study. In addition, NIM commenced two Phase II clinical trials in the US.

Virosome Biologicals
In January 2006, NIM advised that it had taken out an option to acquire all of the capital of a Netherlands company - Bestewil Holding Limited - the 100% owner of Virosome Biologicals ('VB'). VB is developing and commercialising a proprietary platform enabling technology for vaccines. The initial focus of VB is the development of virosomes for use in the delivery of influenza vaccines. VB have licensed the Virosome adjuvant technology to Solvay Pharmaceuticals ('Solvay') with respect to the delivery of intra-nasal influenza vaccines.

Research
In March of 2006, NIM entered into a research partnership with the Australian Stem Cell Centre ('ASCC') and Monash University with the aim of developing a new technology platform that combines immune system research with stem cell technologies and developments.

The research will be jointly funded by NIM and the ASCC. The partnership and joint funding of research is expected to reduce the cost of research funding for NIM.

EYECARE

Background
The Company has been developing and marketing products based on the Epi-LASIK technology that was purchased from CIBA Vision. Epi-LASIK is seen as the next generation of laser vision correction surgery.

The previously advised release of competitive Epi-LASIK products by major ophthalmology companies has substantially increased the difficulty for Norwood in marketing its Epi-LASIK products. Sales have consequently been significantly below previous expectations.

In the course of 2006, the US patent office advised Norwood of the granting - in the US - of the first – and arguably the fundamental base patent covering the general concept of Epi-LASIK. In addition, Norwood announced in March of 2006 that it had in-licensed the synergistic Perez patent portfolio. This portfolio includes at least six patent applications, with more than 300 claims, having potential relevance to the general concept of Epi-LASIK.

DIRECTORS' REPORT (continued)

Review of Operations (continued)

Norwood has been working on the development of an improved second generation of Epi-LASIK products. The aim has been to develop devices with a substantially lower cost structure and improved performance so as to substantially improve the sales of product.

The granting of the first US patent, together with the licensing of the Perez patent portfolio, has given Norwood the potential opportunity to consider the sale (or out-licensing) of the technology and intellectual property. Norwood believes that all of the released competitive products infringe both the granted 'base' patent as well as potentially a number of the pending applications.

Norwood is currently in commercial discussions with a number of interested parties, and given the developing patent position, is assessing the optimal method of maximizing value from the EyeCare project while at the same time minimizing the potential financial exposure.

The Company believes that greater net value will be derived from the sale, partnering or out-licensing of the project. As a result, Norwood has substantially reduced its EyeCare operating cost structures.

NEEDLE-FREE DRUG DELIVERY SYSTEM

During the year the company continued its existing partnership with the BioInstrumentation Laboratory of Massachusetts Institute of Technology (MIT), which under the direction of Professor Ian Hunter has been developing a unique, needle-free injection device. Working prototypes have been developed and the Company is currently in discussions with a number of pharmaceutical companies in respect to possible applications in both the human and veterinary areas.

LASER AND ELECTRO-MAGNETIC ENERGY DRUG DELIVERY

As previously advised, the Company made a decision to seek to sell or out-license the laser drug delivery technology. As a consequence, the Company also decided to limit any further investment in the project. Since June 2005 the Company was granted five new patents in Australia, United States, China and Israel.

STRUCTURE

Following the completion of research and development of some of the projects, there has been a continuing reduction in the number of staff employed by NAL, and in the cost of operations. Staff levels have been reduced by approximately 75% over the past years.

CORPORATE

Funding

In September 2005, the Company announced that it had entered into arrangements to raise US$10 million via the issue of convertible notes from US investors. In April 2006, the Company announced that it had raised an additional US$3 million via convertible notes from a US investor.

In August 2006, and primarily as a result of discussions with investors (primarily in relation to the Norwood group needing to raise additional capital), an opportunity arose for Norwood Abbey to sell a part of its holding in Norwood Immunology. The Board decided that it would be prudent to sell a part of the holding in NIM, and to use the majority of the proceeds to substantially reduce NAL's outstanding debt.

NAL raised approximately US$10 million from the sale of approximately 41 million shares in NIM (approximately 40% of the NAL holding). US$8.5 million of the proceeds from the sale of NIM shares was applied to repayment of outstanding debt (convertible notes). Norwood Abbey continues to hold in excess of 62 million shares in Norwood Immunology (NIM) which represents slightly more than 50% of the issued capital. At the date of this report and based on the current Norwood Immunology Limited share price on London's AIM Exchange the market value of the Norwood Abbey's holding is $31,371,398.

The consolidated entity and the company intends to continue attracting funds from these sources, where appropriate, supplemented by the following:

- A possible partial off-market divestment of an additional parcel of the company's share holding in Norwood Immunology Limited (NIM). Disposal of these shares and the raising of sufficient funds is subject to the following –
  - obtaining any necessary approval by existing shareholders; and
  - obtaining any necessary approval from those parties who were convertible note holders at the 30 June 2006; and
  - the willingness of third parties to purchase the shares at a price that is sufficient to provide adequate funding.
- The licensing of the Eyecare project targeted to generate upfront licensing fee(s) plus OEM revenues and or royalties.
- The consolidated entity and the company are currently in discussions with a number of potential investors to secure additional funds through equity and/or loans.
- The company currently has a $20 million equity facility with Global Emerging Markets Inc. expiring in April 2008. This facility allows the company to draw down funds during the period of the facility. The total amount of funds available at any one draw down is dependent on trading volumes of NAL shares. Based on historic average trading volumes, funding of approximately $500,000 to $1m is likely to be available during the 2007 financial year if required to supplement the other funding options.

  Concurrent with the above the consolidated entity and the company have implemented a restructuring program. The program is expected to further reduce the current monthly outflow from July 2006. In addition, as part of the proposed Eyecare licensing strategy, it is intended the obligation for servicing patent and certain research and consulting costs be transferred to a prospective licensee/s.

SUMMARY

The Board and management of Norwood are currently focused upon the enhancement and crystallization of value from both the Eyecare and Needle-free Injection projects. It is believed that the continued development of NIM, together with the crystallization of value from the above Norwood projects (strategic and commercial partnerships), should lead to the generation of enhanced value to Norwood shareholders.

DIRECTORS' REPORT (continued)

Changes in State of Affairs

During the financial year there was no significant change in the state of affairs of the consolidated entity other than that referred to in the financial statements or notes thereto.

Subsequent Events

Since the end of the financial year the company has repaid $1,977 thousand (US$1,500 thousand) in principal from the convertible notes entered into by the company in April 2006 (note 15(ii)). The aggregate outstanding after repayment is US$1,500 thousand.

On 8 August 2006, Norwood Abbey Limited disposed of 10,100 thousand Norwood Immunology Limited shares with an aggregate value of $4,245 thousand. The book value of these shares was $1,352 thousand. Norwood Abbey Limited owned 75.55% of Norwood Immunology Limited immediately after completion of this transaction.

On 31 August 2006, Norwood Abbey Limited disposed of 31,395 thousand Norwood Immunology Limited shares for an aggregate value of $9,275 thousand. Proceeds from the sale of these shares was used to discharge two convertible notes (note 17). The book value of these shares was $4,202 thousand. Norwood Abbey Limited owns 50.22% of Norwood Immunology Limited immediately after completion of this transaction. On 31 August 2006, Mr. J. Bell, Mr. R. Zahn and Mr. R. Lewis resigned from the Norwood Immunology Limited Board of directors.

On 31 August 2006, Norwood Immunology Limited entered into a secured loan agreement to raise $1,000 thousand. The loan is repayable within 12 months and bears an interest rate of 12%.

Future Developments

Disclosure of information regarding likely developments in the operations of the consolidated entity in future financial years and the expected results of those operations is likely to result in unreasonable prejudice to the consolidated entity. Accordingly, this information has not been disclosed in this report.

Dividends

No dividends were paid or declared since the start of the financial year and the directors do not recommend the payment of a dividend in respect of its current or preceding financial years.

Remuneration Report

This report outlines the remuneration arrangements in place for directors and executives of Norwood Abbey Limited (the Consolidated Entity).

Remuneration Philosophy

Remuneration is assessed for directors and senior executives with the overall objective of ensuring maximum stakeholder benefit from the retention of a high quality executive team. The appropriateness and nature of emoluments is assessed by reference to employment market conditions. The performance criteria against which directors and executives are assessed is aligned with the financial and non-financial objectives of Norwood Abbey Limited, however, at the date of this report directors and senior executive annual remuneration have no variable elements that are directly linked to company performance. The remuneration committee has approved the implementation of incentive based remuneration for all staff including senior executives which will require each member of staff to be reviewed with regard to individual and corporate objectives. Any increases in executive compensation will correlate with achievement of individual and corporate objectives. The remuneration committee has not dictated what form the incentives for each member of staff will take. At the date of this report no payments had been made to executives based on performance criteria.

Employee share option plan

The company has an ownership-based remuneration scheme for employees. In accordance with the provisions of the scheme, as approved by shareholders in general meeting, all eligible employees are entitled to participate in the scheme.

All employees and executives are eligible to participate in the scheme while they remain employed by the company. Upon becoming ineligible, participants have thirty days to exercise any vested options after which any unexercised or unvested options will be cancelled by the plan administrators. Where an employee becomes ineligible to participate in the scheme any options that have not vested to the employee at that date will be cancelled by the company. Options that have vested to an employee but remain unexercised will be cancelled 30 days from the date of ineligibility.

Remuneration committee

The Remuneration Committee of the Board of Directors is responsible for determining and reviewing compensation arrangements for the Directors, the Chief Executive Officer and senior Executives.

The Remuneration Committee assesses the appropriateness of the nature and amount of emoluments of such officers on a periodic basis by reference to relevant employment market conditions with the overall objective of ensuring maximum stakeholder benefit from the retention of a high quality executive team.

Remuneration Structure

In accordance with best practice corporate governance, the remuneration structure for non-executive directors and executive director and senior management are separate and distinct.

DIRECTORS' REPORT (continued)

Remuneration Report (continued)

Non-executive director remuneration

The Constitution of the Company and the ASX Listing Rules specify that the aggregate remuneration of non-executive directors shall be determined from time to time by general meeting. An amount not exceeding the amount determined is then divided between the directors as agreed. The latest determination was at the Annual General Meeting held on the 27 November, 2003 when the shareholders approved an aggregate remuneration of $500,000.

The amount of aggregate remuneration sought to be approved by shareholders and the manner in which it is appropriate amongst directors is reviewed periodically.

Each non-executive director receives a fee for being a director of the company. An additional fee is also paid for each board committee on which a director sits and for each Committee Chairperson the director is appointed. The payment of additional fees for serving on a committee recognises the additional time commitment required by non-executive directors who serve on one or more sub committees.

The remuneration of non-executive directors for the period ending June 30, 2006 is detailed in the table below.

Executive and senior executive remuneration

The Remuneration Committee of the Board of Directors is responsible for determining and reviewing compensation arrangements for the Chief Executive Officer and senior Executives. The Remuneration Committee assesses the appropriateness of the nature and amount of emoluments of such officers on a periodic basis by reference to relevant employment market conditions with the overall objective of ensuring maximum stakeholder benefit from the retention of a high quality executive team. Such officers are given the opportunity to receive their base emolument in a variety or forms including cash and fringe benefits such as the use of motor vehicles. It is intended that the manner of payment chosen will be optimal for the recipient without creating undue cost for the Group.

All Executives have the opportunity to qualify for participation in the Employee Share Option Plan after achieving a qualifying service period.

The following table discloses the compensation of the directors of the company:

	Short term employee benefits			Post employment benefits							
2006	Salary & fees $	Bonus $	Non-monetary $	Super-annuation $	Prescribed benefits $	Other $	Other long term employee benefits	Termination benefits $	Equity Options $	Other benefits $	Total $
P.J. Hansen (i)	519,405	-	51,795	46,747	-	-	62,238		-	363,000	1,043,185
R.S. Lewis (ii)	145,657	-	-	-	-	-			-	-	145,657
E.H.S. Wyatt (iii)	103,389	-	-	-	-	-			-	-	103,389
R.W. Zahn (iii)	102,147	-	-	-	-	-			-	-	102,147
I.W. Hunter	146,839	-	-	-	-	-			-	-	146,839
R.F. Williams(iv)	415,435	-	-	-	-	-			-	-	415,435
R. Scarrott(iv)	199,440	-	-	-	-	-			-	-	199,440
J.H. Bell (v)	428,001	-	7,942	8,404	-	-	42,640		-	401,000	887,987
B. Romanin	110,625	-	30,312	9,956	-	-		195,783	-		346,676
R.G. Walmsley	269,413	-	-	24,247	-	-		102,793	-		396,453
Total	2,440,351	-	90,049	89,354	-	-	104,878	298,576	-	764,000	3,787,208

(i) Mr Hansen has entered into a service agreement for a term of three years and may be terminated by either party giving six months notice. Included in Mr. Hansen's remuneration is $60,689 in fees paid for services provided as Chairman of Norwood Immunology Limited. During the financial year the Board asked Mr Hansen to relocate to the USA. While Mr. Hansen has spent more than 90% of the year outside Australia he has yet to formally relocate to the US, as such a provision for relocation has been made for $363,000. Also included in compensation is $60,689 for fees paid to Mr Hansen as Chairman of Norwood Immunology Limited.

(ii) During the year Mr. Lewis provided consultancy services to the company for $10,340. Also included in Mr. Lewis's compensation for the year are fees earned as a non executive member of the Norwood Immunology Limited board of directors. Mr. Lewis resigned from the board of Norwood Immunology Limited on 31 August 2006.

(iii) Includes fees accrued but unpaid by Norwood Immunology for services as non-executive directors.

(iv) Mr Williams and Mr. Scarrott are employees of Norwood Immunology Limited based in the United Kingdom. Salaries and fees paid are for services provided under the terms of their respective employment agreements. There are specific bonus provisions included in the contract with R.F. Williams which allows for additional bonuses totalling $355,000 (GBP150,000) once licensing agreements have been signed in the Japan and EU territories. The notice periods for both contracts are six months.

(v) During the year the Company entered into a new employment agreement with Mr. Bell. Under the terms of the agreement Mr. Bell relocated to the USA for a period of 3 years beginning September 2005. All costs related to relocation and a relocation allowance were paid for by the company. In consideration for cost of living adjustments, and having taken advice from independent consultants, Mr Bell's salary and fees are now paid in US dollars. Mr Bell's contract specifies a six month notice period of termination. Included in salary and fees for the financial year is $60,689 relating to fees paid to Mr. Bell by Norwood Immunology Limited for services provided by Mr. Bell as a member of the Board of directors and company secretary. Mr. Bell resigned from his position on the Norwood Immunology Limited Board on 31 August 2006.

The salary and fess are determined taking into account the advice of independent consultants and amounts necessary to retain competitive in the market place.

Refer to the table on page 5 showing appointments and resignations during the financial year.

DIRECTORS' REPORT (continued)

Remuneration Report (continued)

Employment Contracts

It is the Remuneration Committee policy that employment agreements are entered into with the Chief Executive Officer, and each of the executives. The contract term for the CEO is three years with a six months notice period. The contracts for service between the Company and the specified executives, with the exception of J. Bell which has a six month notice period, are for undefined lengths with a notice period of one month. Salary packages are reviewed on a periodic basis and set with reference to employment market conditions with the overall objective of ensuring maximum stakeholder benefit.

There are no specific bonus provisions included in the executives contracts with the exception of R.F. Williams which allows for additional bonuses totalling $355,000 (GBP150,000) once licensing agreements have been signed in the Japan and EU territories.

No bonuses have been paid to executives listed above during the year ended 30 June 2006.

Share Options

Share Options Granted to Directors and Executives

During and since the end of the financial year no ordinary shares were issued to directors of the company as a result of the exercise of options held by directors.

During and since the end of the financial year an aggregate of 500,000 share options were granted and vested immediately to Prof. I.W. Hunter. By agreement, and to avoid any potential conflicts of interest, Prof. Hunter relinquished his rights in these 500,000 shares in March 2006. The cancellation of the options issued to Prof. Hunter occurred simultaneously with Norwood Abbey Limited entering into a commercial license with Massachusetts Institute of Technology relating to the company's Needlefree technology.

The fair value of the options was calculated on the date of grant using a Binomial pricing model by Neville Hathaway after the taking into consideration the risk-free interest rate, expected volatility and expected life.

During and since the end of the financial year no share options were granted to executives of the company.

As at the date of this report, no executives are entitled to purchase Norwood Abbey Limited ordinary shares.

The following Norwood Abbey Limited options issued to executives expired on 31 December 2005:
- 550,000 options exercisable at $1.50 immediately.
- 50,000 options at $1.50 when the company share price has traded at or above $2.00 for more than 30 consecutive days
- 50,000 options at $1.50 when the company share price has traded at or above $3.00 for more than 30 consecutive days
- 50,000 options at $1.50 when the company share price has traded at or above $4.00 for more than 30 consecutive days
- 50,000 options at $1.50 when the company share price has traded at or above $5.00 for more than 30 consecutive days
- 250,000 options at $1.50 when the company share price has traded at or above $10.00 for more than 30 consecutive days

As at the date of this report executives are entitled to purchase 5,561,843 Norwood Immunology Limited ordinary shares as follows:

The following Norwood Immunology Limited options issued to executives of Norwood Immunology Limited, granted on 7 May 2004 expire on 31 December 2006 and are exercisable as follows:
- 1,450,000 options exercisable at $0.30 immediately.
- 500,000 options exercisable at 100 per cent of the volume weighted average price of Norwood Immunology shares traded on London Stock Exchange during the 20 days prior to the date of vesting. Options vest on signing a licence agreement in Japan.
- 500,000 options exercisable at 100 per cent of the volume weighted average price of Norwood Immunology shares traded on London Stock Exchange during the 20 days prior to the date of vesting. Options vest on signing a licence agreement in Europe.
- 3,000,000 options exercisable at $1.00 immediately.

A total of 335,526 Placee options were issued to executives of Norwood Immunology Limited, on 30 June 2004, on the same terms and conditions as other participants of Norwood Immunology's fundraising upon listing on the AIM Exchange. These options are exercisable and expire as follows:
- 223,684 are exercisable at 38p and expired on 30 June 2005,
- 111,842 are exercisable at 57p and expire on 31 December 2006.

The total 223,684 options that expired on 30 June 2005 were held and had negligible value on expiration.

None of the options issued carry any voting rights until the options are exercised and converted into fully paid ordinary shares.

Non-audit services

The directors are satisfied that the provision of non-audit services, during the year by the auditor is compatible with the general standard of independence for auditors imposed by the Corporations Act 2001.

- All non-audit services are reviewed and approved by the Audit Committee prior to commencement to ensure they do not adversely affect the integrity and objectivity of the auditor, and
- The nature of the services provided do not compromise the general principles relating to auditor independence, as set out by the Institute of Chartered Accountants in Australia.

Details of the amounts paid or payable to the auditor for non-audit services provided during the year by the auditor are outlined in Note 6 to the financial statements.

Auditor's Independence Declaration

The auditor's independence declaration is included on page 16 of the financial report.

DIRECTORS' REPORT (continued)

Rounding Off of Amounts

The company is a company of the kind referred to in ASIC Class Order 98/0100, dated 10 July 1998, and in accordance with that Class Order amounts in the directors' report and the financial report are rounded off to the nearest thousand dollars.

Signed in accordance with a resolution of the directors made pursuant to s.298(2) of the Corporations Act 2001.

On behalf of the directors

....

Mr. P.J. Hansen
New Jersey
4 October 2006

Deloitte.

Deloitte Touche Tohmatsu
ABN 74 490 121 060

180 Lonsdale Street
Melbourne VIC 3000
GPO Box 78B
Melbourne VIC 3001 Australia

DX 111
Tel: +61 (0) 3 9208 7000
Fax: +61 (0) 3 9208 7001
www.deloitte.com.au

4 October 2006

The Board of Directors
Norwood Abbey Limited
63 Wells Road
CHELSEA HEIGHTS VIC 3196

Dear Members of the Board

Norwood Abbey Limited

In accordance with section 307C of the Corporations Act 2001, I am pleased to provide the following declaration of independence to the directors of Norwood Abbey Limited.

As lead audit partner for the audit of the consolidated financial statements of Norwood Abbey Limited for the financial year ended 30 June 2006, I declare that to the best of my knowledge and belief, there have been no contraventions of:

(i) the auditor independence requirements of the Corporations Act 2001 in relation to the audit; and

(ii) any applicable code of professional conduct in relation to the audit.

Yours sincerely

DELOITTE TOUCHE TOHMATSU

CCA Mottershead
Partner
Chartered Accountant

Deloitte.

Deloitte Touche Tohmatsu
ABN 74 490 121 060

180 Lonsdale Street
Melbourne VIC 3000
GPO Box 78B
Melbourne VIC 3001 Australia

DX 111
Tel: +61 (0) 3 9208 7000
Fax: +61 (0) 3 9208 7001
www.deloitte.com.au

Independent audit report to the members of Norwood Abbey Limited

Scope

The financial report and directors' responsibility

The financial report comprises the balance sheet, income statement, cash flow statement, statement of changes in equity, a summary of significant accounting policies and other explanatory notes and the directors' declaration for both Norwood Abbey Limited (the company) and the consolidated entity, for the financial year ended 30 June 2006 as set out on pages 21 to 54. The consolidated entity comprises the company and the entities it controlled at the year's end or from time to time during the financial year.

The directors of the company are responsible for the preparation and true and fair presentation of the financial report in accordance with Accounting Standards in Australia and the Corporations Act 2001. This includes responsibility for the maintenance of adequate financial records and internal controls that are designed to prevent and detect fraud and error, and for the accounting policies and accounting estimates inherent in the financial report.

Audit approach

We have conducted an independent audit of the financial report in order to express an opinion on it to the members of the company. Our audit has been conducted in accordance with Australian Auditing Standards to provide reasonable assurance whether the financial report is free of material misstatement. The nature of an audit is influenced by factors such as the use of professional judgment, selective testing, the inherent limitations of internal controls, and the availability of persuasive rather than conclusive evidence. Therefore, an audit cannot guarantee that all material misstatements have been detected.

We performed procedures to form an opinion whether, in all material respects, the financial report is presented fairly in accordance with Accounting Standards in Australia and the Corporations Act 2001 so as to present a view which is consistent with our understanding of the company's and the consolidated entity's financial position, and performance as represented by the results of their operations, their changes in equity and their cash flows.

Our procedures included examination, on a test basis, of evidence supporting the amounts and other disclosures in the financial report, and the evaluation of accounting policies and significant accounting estimates made by the directors.

While we considered the effectiveness of management's internal controls over financial reporting when determining the nature and extent of our procedures, our audit was not designed to provide assurance on internal controls.

The audit opinion expressed in this report has been formed on the above basis.

Deloitte.

Qualification

The consolidated financial statements include intangible assets related to the Eyecare intellectual property with a carrying value of $12,557,000 at 30 June 2006. The company financial statements include shares in and a loan to a controlled entity, Sightrate B.V., with carrying values of $1,698,629 and $13,173,674 respectively, as at 30 June 2006; such values being supported by the underlying value of the Eyecare intellectual property. The carrying amounts have been recorded at cost. As disclosed in Note 1, the carrying amount of all non-current assets are reviewed to determine whether they are in excess of their recoverable amount at balance date, and if so, they are written down to their recoverable amount. We have not been provided with sufficient appropriate audit evidence of the recoverable amount of the Eyecare intellectual property, investment in and the loan to Sightrate B.V. and, accordingly, we have been unable to determine whether the carrying amounts of the intellectual property, the investment or the loan exceeds their respective recoverable amounts. In the event that the carrying amounts exceed their respective recoverable amounts, it would be necessary for the carrying amounts of the intellectual property, the investment and the loan to be written down to their recoverable amounts.

Qualified Audit Opinion

In our opinion, except for the effect on the financial report of such adjustments, if any, as might have been determined to be necessary had the limitation on the scope of our work as described in the qualification paragraph not existed, the financial report of Norwood Abbey Limited is in accordance with the Corporations Act 2001, including:

(a) giving a true and fair view of the company's and consolidated entity's financial position as at 30 June 2006 and of their performance for the year ended on that date; and

(b) complying with Accounting Standards in Australia and the Corporations Regulations 2001.

Inherent Uncertainty Regarding Continuation as a Going Concern

Without further qualification to the opinion expressed above, attention is drawn to the following matter. As a result of the matters described in Note 1 Summary of Accounting Policies, Going Concern Basis, there is significant uncertainty whether the consolidated entity and company will be able to continue as going concerns and therefore whether they will realise their assets and extinguish their liabilities in the normal course of business and at the amounts stated in the financial report.

Deloitte Touche Tohmatsu

DELOITTE TOUCHE TOHMATSU

CCA Mottershead
Partner
Chartered Accountants
Melbourne, 4 October 2006

DIRECTORS' DECLARATION

The directors declare that:

a) in the directors' opinion, there are reasonable grounds to believe that the company will be able to pay its debts as and when they become due and payable.

b) in the directors' opinion, the attached financial statements and notes thereto are in accordance with the Corporations Act 2001, including compliance with accounting standards and giving a true and fair view of the financial position and performance of the consolidated entity; and

c) the directors' have been given the declarations required by s.295A of the Corporations Act 2001.

On behalf of the directors

....

Mr. P.J. Hansen
New Jersey
4 October 2006

INCOME STATEMENT

FOR THE FINANCIAL YEAR ENDED 30 JUNE 2006

	Note	Consolidated		Company	
		2006 $'000	2005 $'000	2006 $'000	2005 $'000
Revenue from the sale of goods	2	687	2,196	29	58
Cost of sales		(1,195)	(1,042)	(15)	(24)
Gross profit		(508)	1,154	14	34
Other income/(expense)	2b	(158)	1,558	905	192
Distribution expenses		(3,177)	(4,641)	(1,109)	(2,398)
Marketing expenses		(1,367)	(3,241)	(90)	(1,272)
Occupancy expenses		(434)	(387)	(372)	(363)
Administration expenses		(12,246)	(11,974)	(6,989)	(5,331)
Finance costs		(975)	(421)	(848)	(18)
Sponsored research		(1,877)	-	(111)	-
Impairment of receivables		-	-	(17,662)	(523)
Impairment of investments		(811)	-	-	-
Impairment of investments in subsidiaries		-	-	(5,458)	-
Impairment of inventory		(1,526)	(724)	(237)	(594)
Impairment of development costs		-	(13,431)	-	(11,694)
Impairment of capitalised patent costs		-	(6,459)	-	(1,654)
Other expenses from ordinary activities		(648)	(96)	(586)	(1,327)
Loss before income tax expense	2	(23,727)	(38,652)	(32,543)	(24,948)
Income tax expense relating to ordinary activities	3	-	-	-	-
Loss for the period		(23,727)	(38,652)	(32,543)	(24,948)
Loss attributable to minority interest		1,010	928	-	-
Loss attributable to members of the parent entity		(22,717)	(37,724)	(32,543)	(24,948)
Loss per share					
Basic and diluted (cents per share)	21	(12.05)	(21.97)		

Notes to the financial statements are included on pages 21 to 54.

BALANCE SHEET
AS AT 30 JUNE 2006

	Note	Consolidated 2006 $'000	Consolidated 2005 $'000	Company 2006 $'000	Company 2005 $'000
CURRENT ASSETS					
Cash and cash equivalents		689	7,862	377	905
Trade and other receivables	7	84	725	1,265	787
Inventories	8	1,113	2,632	284	525
Other	9	685	714	495	240
TOTAL CURRENT ASSETS		2,571	11,933	2,421	2,457
NON-CURRENT ASSETS					
Other financial assets	10	6	6	30,599	40,886
Plant and equipment	11	650	1,266	370	932
Other intangible assets	12	17,566	16,629	-	-
TOTAL NON-CURRENT ASSETS		18,222	17,901	30,969	41,818
TOTAL ASSETS		20,793	29,834	33,390	44,275
CURRENT LIABILITIES					
Trade and other payables	14	3,825	2,661	1,824	1,091
Borrowings	15	3,468	6,603	3,468	41
Provisions	16	617	477	544	464
TOTAL CURRENT LIABILITIES		7,910	9,741	5,836	1,596
NON-CURRENT LIABILITIES					
Borrowings	17	12,080	229	16,003	3,332
Provisions	18	300	288	263	169
TOTAL NON-CURRENT LIABILITIES		12,380	517	16,266	3,501
TOTAL LIABILITIES		20,290	10,258	22,102	5,097
NET ASSETS		503	19,576	11,288	39,178
EQUITY					
Issued capital	20	100,895	99,408	100,895	99,408
Accumulated losses		(113,154)	(90,437)	(93,155)	(60,613)
Reserves		12,262	9,095	3,550	383
Parent entity interest		3	18,066	11,288	39,178
Minority interest		500	1,510	-	-
TOTAL EQUITY		503	19,576	11,288	39,178

Notes to the financial statements are included on pages 21 to 54.

STATEMENT OF CHANGES IN EQUITY

FOR THE FINANCIAL YEAR ENDED 30 JUNE 2006

CONSOLIDATED — Year Ended 30 June 2006

	Issued capital $'000	Accumulated losses $'000	Equity settled-benefits reserves $'000	Other reserve $'000	Capital Reserve $'000	Minority interest $'000	Total $'000
Opening balance	99,408	(90,437)	383	8,712	-	1,510	19,576
Loss for the period		(22,717)	-	-	-	(1,010)	(23,727)
Total recognised income/(expense)	99,408	(113,154)	383	8,712	-	500	(4,151)
Transfer of capital reserve to accumulated losses	-	-	-	-	-	-	-
Share-based payments	-	-	3,167	-	-	-	3,167
Issue of shares	1,487	-	-	-	-	-	1,487
Purchase of additional shares in consolidated entity	-	-	-	-	-	-	-
Share of losses assumed by minority interest	-	-	-	-	-	-	-
Share of losses relinquished to the group	-	-	-	-	-	-	-
Gain arising on issue of shares to outside shareholders	-	-	-	-	-	-	-
Closing balance	100,895	(113,154)	3,550	8,712	-	500	503

CONSOLIDATED — Year Ended 30 June 2005

	Issued capital $'000	Accumulated losses $'000	Equity settled-benefits reserves $'000	Other reserve $'000	Capital Reserve $'000	Minority interest $'000	Total $'000
Opening balance	85,651	(54,909)	356	10,074	(57)	4,335	45,450
Loss for the period	-	(37,724)	-	-	-	(928)	(38,652)
Total recognised income/(expense)	85,651	(92,633)	356	10,074	(57)	3,407	6,798
Transfer of capital reserve to accumulated losses	-	(57)	-	-	57	-	-
Share-based payments	-	-	27	-	-	-	27
Issue of shares	13,757	-	-	-	-	-	13,757
Purchase of additional shares in consolidated entity	-	-	-	(2,828)	-	-	(2,828)
Share of losses assumed by minority interest	-	2,253	-	-	-	(2,253)	-
Share of losses relinquished to the group	-	-	-	-	-	356	356
Gain arising on issue of shares to outside shareholders	-	-	-	1,466	-	-	11,540
Closing balance	99,408	(90,437)	383	8,712	-	1,510	19,576

	COMPANY Year Ended 30 June 2006				COMPANY Year Ended 30 June 2005			
	Issued capital $'000	Accumulated losses $'000	Equity settled-benefits reserves $'000	Total $'000	Issued capital $'000	Accumulated losses $'000	Equity settled-benefits reserves $'000	Total $'000
Opening balance	99,408	(60,612)	383	39,178	85,651	(35,665)	356	50,343
Loss for the period	-	(32,543)	-	(32,543)	-	(24,948)	-	(24,948)
Total recognised income/(expense)	99,408	(93,155)	383	6,635	85,651	(60,613)	356	25,395
Share-based payments	-	-	3,166	3,166	-		27	27
Issue of shares	1,487	-	-	1,487	13,757	-	-	13,757
Closing balance	100,895	(93,155)	3,550	11,288	99,408	(60,613)	383	39,178

Notes to the financial statements are included on pages 21 to 54.

STATEMENT OF CASH FLOWS
FOR THE FINANCIAL YEAR ENDED 30 JUNE 2006

	Note	Consolidated		Company	
		2006 $'000	2005 $'000	2006 $'000	2005 $'000
Cash flows from operating activities					
Receipts from customers		1,245	2,701	29	-
Payments to suppliers and employees		(18,945)	(25,100)	(7,652)	(13,790)
Interest received		240	526	122	234
Interest paid		(309)	(421)	(262)	(18)
Other revenue		193	273	281	752
Net cash used in operating activities	27(b)	(17,576)	(22,021)	(7,482)	(12,822)
Cash flows from investing activities					
Payment for plant and equipment		(23)	(328)	(12)	(220)
Proceeds on sale of plant and equipment		154	32	154	32
Loan funds to wholly owned controlled entities		-	-	(11,978)	(5,725)
Payment for acquisition of intangible assets		(1,058)	(529)	80	(333)
Payment for acquisition of investments		(811)	-	-	-
Payment for additional investment in controlled entities on market		-	(138)	-	(138)
Net cash used in investing activities		(1,738)	(963)	(11,756)	(6,384)
Cash flows from financing activities					
Repayment of borrowings		(6,681)	(71)	(112)	(71)
Proceeds from borrowings		19,321	200	19,321	200
Repayment of notes		(1,987)	(2,621)	(1,987)	-
Payment of share issue costs		(9)	(313)	(9)	(245)
Proceeds from issue of shares		1,497	10,681	1,497	8,362
Net cash provided by financing activities		12,141	7,876	18,710	8,246
Net (decrease) in cash and cash equivalents		(7,173)	(15,108)	(528)	(10,960)
Cash and cash equivalents at the beginning of the financial year		7,862	23,294	905	11,865
Effects of exchange rates on the balance of cash held in foreign currencies		-	(324)	-	-
Cash at the end of the financial year	27(a)	689	7,862	377	905

Notes to the financial statements are included on pages 21 to 54.

NOTES TO THE FINANCIAL STATEMENTS

FOR THE FINANCIAL YEAR ENDED 30 JUNE 2006

1. SUMMARY OF ACCOUNTING POLICIES

The financial report is a general purpose financial report which has been prepared in accordance with the Corporations Act 2001, Accounting Standards and Urgent Issues Group Interpretations, and complies with other requirements of the law. Accounting Standards include Australian equivalents to International Financial Reporting Standards ('A-IFRS'). Compliance with the A-IFRS ensures that the consolidated financial statements and notes of the consolidated entity comply with International Financial Reporting Standards ('IFRS'). The parent entity financial statements and notes also comply with IFRS except for the disclosure requirements in IAS 32 'Financial Instruments: Disclosure and Presentation' as the Australian equivalent Accounting Standard, AASB 132 'Financial Instruments: Disclosure and Presentation' does not require such disclosures to be presented by the parent entity where its separate financial statements are presented together with the consolidated financial statements of the consolidated entity.

The financial statements were authorised for issue by the directors on 30 September 2006.

Basis of preparation

The financial report has been prepared on the basis of historical cost, except for the revaluation of certain non-current assets. Cost is based on the fair values of the consideration given in exchange for assets.

In the application of A-IFRS management is required to make judgments, estimates and assumptions about carrying values of assets and liabilities that are not readily apparent from other sources. The estimates and associated assumptions are based on historical experience and various other factors that are believed to be reasonable under the circumstance, the results of which form the basis of making the judgments. Actual results may differ from these estimates.

The estimates and underlying assumptions are reviewed on an ongoing basis. Revisions to accounting estimates are recognised in the period in which the estimate is revised if the revision affects only that period, or in the period of the revision and future periods if the revision affects both current and future periods.

Judgments made by management in the application of A-IFRS that have significant effects on the financial statements and estimates with a significant risk of material adjustments in the next year are disclosed, where applicable, in the relevant notes to the financial statements.

Accounting policies are selected and applied in a manner which ensures that the resulting financial information satisfies the concepts of relevance and reliability, thereby ensuring that the substance of the underlying transactions or other events is reported.

The consolidated entity changed its accounting policies on 1 July 2004 to comply with A-IFRS. The transition to A-IFRS is accounted for in accordance with Accounting Standard AASB 1 'First-time Adoption of Australian Equivalents to International Financial Reporting Standards', with 1 July 2004 as the date of transition. An explanation of how the transition from superseded policies to A-IFRS has affected the company's and consolidated entity's financial position, financial performance and cash flows is discussed in note 31.

The directors have also elected under s.334(5) of the Corporations Act 2001 to apply Accounting Standard AASB 119 'Employee Benefits' (December 2004), even though the Standard is not required to be applied until annual reporting periods beginning on or after 1 January 2006.

The accounting policies set out below have been applied in preparing the financial statements for the year ended 30 June 2006, the comparative information presented in these financial statements for the year ended 30 June 2005, and in the preparation of the opening A-IFRS balance sheet at 1 July 2004 (as disclosed in note 31).

Going concern basis

The Consolidated entity is an emerging medical technologies business and as such expects to be cash absorbing until its technologies are commercialized. As at 30 June 2006 the group had accumulated losses of $110,000 thousand and incurred negative cash flows from operations of $17,600 thousand in the financial year.

Whilst the consolidated entity and company do not have sufficient cash resources to fund their current level of activities for at least the next 12 months, and there are uncertainties as to the exact timing and form of additional fund raising, the directors have reasonable expectation that they can raise additional cash resources and or reduce costs during the period for this purpose. These financial statements have therefore been prepared on a going concern basis which contemplates the continuity of normal business activities and the realization of assets and settlement of liabilities in the ordinary course of business.

The Directors believe the going concern basis of preparation to be appropriate given the following reasons:

During its lifetime Norwood Abbey Limited (NAL) has been able to attract funds to advance their technologies. To date the company has raised in excess of $80,000 thousand in equity and a further $17,500 thousand in convertible notes.

Subsequent to year end the company sold shares in the subsidiary Norwood Immunology Limited for approximately $13,500 thousand. These funds have been used to extinguish two convertible notes with an aggregated face value of approximately $11,300 thousand. Additionally, Norwood Immunology Limited entered into a loan agreement raising $1,000 thousand.

The consolidated entity and the company intends to continue attracting funds from these sources, where appropriate, supplemented by the following:

- A possible partial off-market divestment of an additional parcel of the company's share holding in Norwood Immunology Limited (NIM). Disposal of these shares and the raising of sufficient funds is subject to the following –
  - obtaining any necessary approval by existing shareholders; and
  - obtaining any necessary approval from those parties who were convertible note holders at the 30 June 2006; and
  - the willingness of third parties to purchase the shares at a price that is sufficient to provide adequate funding.

NOTES TO THE FINANCIAL STATEMENTS (continued)

FOR THE FINANCIAL YEAR ENDED 30 JUNE 2006

1. SUMMARY OF ACCOUNTING POLICIES (continued)

- The licensing of the Eyecare project targeted to generate upfront licensing fee(s) plus OEM revenues and or royalties.
- The consolidated entity and the company are currently in discussions with a number of potential investors to secure additional funds through equity and/or loans.
- The company currently has a $20 million equity facility with Global Emerging Markets Inc. expiring in April 2008. This facility allows the company to draw down funds during the period of the facility. The total amount of funds available at any one draw down is dependent on trading volumes of NAL shares. Based on historic average trading volumes, funding of approximately $500,000 to $1m is likely to be available during the 2007 financial year if required to supplement the other funding options.

Concurrent with the above the consolidated entity and the company have implemented a restructuring program. The program is expected to further reduce the current monthly outflow from July 2006. In addition, as part of the proposed Eyecare licensing strategy, it is intended the obligation for servicing patent and certain research and consulting costs be transferred to a prospective licensee/s

Having carefully assessed the uncertainties relating to the likelihood of securing additional funding and the consolidated entity's and company's ability to effectively manage their expenditures, the directors believe that the consolidated entity and company will continue to operate as going concerns for the foreseeable future and therefore that it is appropriate to prepare the financial statements on a going concern basis.

In the event that the consolidated entity and the company are unable to raise sufficient funds as set out above, there is significant uncertainty whether the consolidated entity and company could continue as going concerns. If the consolidated entity and company are unable to continue as going concerns they may be required to realise their assets and extinguish their liabilities other than in the normal course of business and at amounts different to those stated in the financial statements.

No adjustments have been made to the financial report relating to the recoverability and classification of the asset carrying amounts or the classification of liabilities that might be necessary should the consolidated entity and company not continue as going concerns.

Significant Accounting Policies

The following significant accounting policies have been adopted in the preparation and presentation of the financial report:

(a) Borrowings

Borrowings are recorded initially at fair value, net of transaction costs.

Subsequent to initial recognition, borrowings are measured at amortised cost with any difference between the initial recognised amount and the redemption value being recognised in profit and loss over the period of the borrowing using the effective interest rate method.

(b) Cash and cash equivalents

Cash and cash equivalents comprise cash on hand, cash in banks and investments in money market instruments, net of outstanding bank overdrafts. Bank overdrafts are shown within borrowings in current liabilities in the balance sheet.

(c) Employee benefits

Provision is made for benefits accruing to employees in respect of wages and salaries, annual leave, long service leave, and sick leave when it is probable that settlement will be required and they are capable of being measured reliably.

Provisions made in respect of employee benefits expected to be settled within 12 months, are measured at their nominal values using the remuneration rate expected to apply at the time of settlement.

Provisions made in respect of employee benefits which are not expected to be settled within 12 months are measured as the present value of the estimated future cash outflows to be made by the consolidated entity in respect of services provided by employees up to reporting date.

Defined contribution plans

Contributions to defined contribution superannuation plans are expensed when incurred.

(d) Financial assets

Investments are recognised and derecognised on trade date where purchase or sale of an investment is under a contract whose terms require delivery of the investment within the timeframe established by the market concerned, and are initially measured at fair value, net of transaction costs.

Subsequent to initial recognition, investments in subsidiaries are measured at cost.

Loans and receivables

Trade receivables, loans, and other receivables are recorded at amortised cost less impairment.

NOTES TO THE FINANCIAL STATEMENTS (continued)

FOR THE FINANCIAL YEAR ENDED 30 JUNE 2006

1. SUMMARY OF ACCOUNTING POLICIES (continued)

(e) Financial instruments issued by the company

Debt and equity instruments

Debt and equity instruments are classified as either liabilities or as equity in accordance with the substance of the contractual arrangement.

Compound instruments

The component parts of compound instruments are classified separately as liabilities and equity in accordance with the substance of the contractual arrangement. At the date of issue, the fair value of the liability component is estimated using the prevailing market interest rate for a similar non-convertible debt. The equity component initially brought to account is determined by deducting the amount of the liability component from the amount of the compound instrument as a whole.

Transaction costs on the issue of equity instruments

Transaction costs arising on the issue of equity instruments are recognised directly in equity as a reduction of the proceeds of the equity instruments to which the costs relate. Transaction costs are the costs that are incurred directly in connection with the issue of those equity instruments and which would not have been incurred had those instruments not been issued.

Interest and dividends

Interest and dividends are classified as expenses or as distributions of profit consistent with the balance sheet classification of the related debt or equity instruments or component parts of compound instruments. Interest is accrued at the effective interest rate on the carrying value of the debt.

(f) Foreign currency

Foreign currency transactions

All foreign currency transactions during the financial year are brought to account using the exchange rate in effect at the date of the transaction. Foreign currency monetary items at reporting date are translated at the exchange rate existing at reporting date. Non-monetary assets and liabilities carried at fair value that are denominated in foreign currencies are translated at the rates prevailing at the date when the fair value was determined.

Exchange differences are recognised in profit or loss in the period in which they arise except that:

- exchange differences which relate to assets under construction for future productive use are included in the cost of those assets where they are regarded as an adjustment to interest costs on foreign currency borrowings;
- exchange differences on transactions entered into in order to hedge certain foreign currency risks; and
- exchange differences on monetary items receivable from or payable to a foreign operation for which settlement is neither planned or likely to occur, which form part of the net investment in a foreign operation, are recognised in the foreign currency translation reserve and recognised in profit or loss on disposal of the net investment.

Foreign operations

Foreign operations are not considered to be self-sustaining and as such the Australian dollar is considered to be the functional currency of the foreign operations. On consolidation, the monetary assets and liabilities of the consolidated entity's overseas operations are translated at exchange rates prevailing at the reporting date and non-monetary assets and liabilities are translated at historic rates prevailing at of acquisition. Income and expense items are translated at the average exchange rates for the period unless exchange rates fluctuate significantly. Exchange differences arising, if any, are recognised in the profit and loss statement.

(g) Goods and services tax

Revenues, expenses and assets are recognised net of the amount of goods and services tax (GST), except:

i. where the amount of GST incurred is not recoverable from the taxation authority, it is recognised as part of the cost of acquisition of an asset or as part of an item of expense; or

ii. for receivables and payables which are recognised inclusive of GST.

The net amount of GST recoverable from, or payable to, the taxation authority is included as part of receivables or payables.

Cash flows are included in the cash flow statement on a gross basis. The GST component of cash flows arising from investing and financing activities which is recoverable from, or payable to, the taxation authority is classified as operating cash flows.

(h) Impairment of assets

At each reporting date, the consolidated entity reviews the carrying amounts of its tangible and intangible assets to determine whether there is any indication that those assets have suffered an impairment loss. If any such indication exists, the recoverable amount of the asset is estimated in order to determine the extent of the impairment loss (if any). Where the asset does not generate cash flows that are independent from other assets, the consolidated entity estimates the recoverable amount of the cash-generating unit to which the asset belongs.

Recoverable amount is the higher of fair value less costs to sell and value in use. In assessing value in use, the estimated future cash flows are discounted to their present value using a pre-tax discount rate that reflects current market assessments of the time value of money and the risks specific to the asset for which the estimates of future cash flows have not been adjusted.

If the recoverable amount of an asset (or cash-generating unit) is estimated to be less than its carrying amount, the carrying amount of the asset (cash-generating unit) is reduced to its recoverable amount. An impairment loss is recognised in profit or loss immediately, unless the relevant asset is carried at fair value, in which case the impairment loss is treated as a revaluation decrease.

NOTES TO THE FINANCIAL STATEMENTS (continued)

FOR THE FINANCIAL YEAR ENDED 30 JUNE 2006

1. SUMMARY OF ACCOUNTING POLICIES (continued)

(h) Impairment of assets (continued)

Where an impairment loss subsequently reverses, the carrying amount of the asset (cash-generating unit) is increased to the revised estimate of its recoverable amount, but only to the extent that the increased carrying amount does not exceed the carrying amount that would have been determined had no impairment loss been recognised for the asset (cash-generating unit) in prior years. A reversal of an impairment loss is recognised in profit or loss immediately, unless the relevant asset is carried at fair value, in which case the reversal of the impairment loss is treated as a revaluation increase.

(i) Income tax

Current tax

Current tax is calculated by reference to the amount of income taxes payable or recoverable in respect of the taxable profit or tax loss for the period. It is calculated using tax rates and tax laws that have been enacted or substantively enacted by reporting date. Current tax for current and prior periods is recognised as a liability (or asset) to the extent that it is unpaid (or refundable).

Deferred tax

Deferred tax is accounted for using the comprehensive balance sheet liability method in respect of temporary differences arising from differences between the carrying amount of assets and liabilities in the financial statements and the corresponding tax base of those items.

In principle, deferred tax liabilities are recognised for all taxable temporary differences. Deferred tax assets are recognised to the extent that it is probable that sufficient taxable amounts will be available against which deductible temporary differences or unused tax losses and tax offsets can be utilised. However, deferred tax assets and liabilities are not recognised if the temporary differences giving rise to them arise from the initial recognition of assets and liabilities (other than as a result of a business combination) which affects neither taxable income nor accounting profit. Furthermore, a deferred tax liability is not recognised in relation to taxable temporary differences arising from goodwill.

Deferred tax liabilities are recognised for taxable temporary differences arising on investments in subsidiaries except where the consolidated entity is able to control the reversal of the temporary differences and it is probable that the temporary differences will not reverse in the foreseeable future. Deferred tax assets arising from deductible temporary differences associated with these investments and interests are only recognised to the extent that it is probable that there will be sufficient taxable profits against which to utilise the benefits of the temporary differences and they are expected to reverse in the foreseeable future.

Deferred tax assets and liabilities are measured at the tax rates that are expected to apply to the period(s) when the asset and liability giving rise to them are realised or settled, based on tax rates (and tax laws) that have been enacted or substantively enacted by reporting date. The measurement of deferred tax liabilities and assets reflects the tax consequences that would follow from the manner in which the consolidated entity expects, at the reporting date, to recover or settle the carrying amount of its assets and liabilities.

Deferred tax assets and liabilities are offset when they relate to income taxes levied by the same taxation authority and the company/consolidated entity intends to settle its current tax assets and liabilities on a net basis.

Current and deferred tax for the period

Current and deferred tax is recognised as an expense or income in the income statement, except when it relates to items credited or debited directly to equity, in which case the deferred tax is also recognised directly in equity, or where it arises from the initial accounting for a business combination, in which case it is taken into account in the determination of goodwill or excess.

Tax consolidation

The company and all its wholly-owned Australian resident entities are part of a tax-consolidated group under Australian taxation law. Norwood Abbey Limited is the head entity in the tax-consolidated group. Tax expense, deferred tax liabilities and deferred tax assets arising from temporary differences of the members of the tax consolidated group are recognised in the separate financial statements of the members of the tax consolidated group using the 'stand alone taxpayer' approach.

Entities within the tax-consolidated group have entered into a tax funding arrangement and a tax-sharing agreement with the head entity. Under the terms of the tax funding arrangement, Norwood Abbey Limited and each of the entities in the tax-consolidated group has agreed to pay a tax equivalent payment to or from the head entity, based on the current tax liability or current tax asset of the entity.

NOTES TO THE FINANCIAL STATEMENTS (continued)

FOR THE FINANCIAL YEAR ENDED 30 JUNE 2006

1. SUMMARY OF ACCOUNTING POLICIES (continued)

(j) Intellectual Property and Patents

Costs associated with the development of new products and technologies including the original patent application costs are capitalised.

Intellectual property and patents are recorded at the cost of acquisition. Intellectual property acquired through gaining control of the company's wholly owned subsidiaries is recorded at its fair value upon acquisition. The directors gave due consideration to the technical and commercial life of the intellectual property and patents to determine their useful life. In the opinion of the directors the intellectual property does not have a finite useful life.

Patents are amortised on a straight line basis so as to write off the cost of each asset over its expected useful life. Amortisation of the intellectual property begins upon the commercialisation of the related project and continues over the period in which the corresponding benefits are expected to arise. The following useful lives are used in the calculation of amortisation:

- Patents & Intellectual Property 10 - 18 years

The directors regularly review the carrying value of the intellectual property and patents to ensure its carrying value does not exceed its recoverable amount, based on the cashflow forecast and advancement of project milestones.

Patent renewal costs are written off as an expense as they are incurred.

(k) Inventories

Inventories are valued at the lower of cost and net realisable value; with the majority being valued on a first in first out basis. Net realisable value represents the estimated selling price less all estimated costs of completion and costs to be incurred in marketing, selling and distribution.

(l) Leased assets

Leases are classified as finance leases whenever the terms of the lease transfer substantially all the risks and rewards of ownership to the lessee. All other leases are classified as operating leases.

Assets held under finance leases are initially recognised at their fair value or, if lower, at amounts equal to the present value of the minimum lease payments, each determined at the inception of the lease. The corresponding liability to the lessor is included in the balance sheet as a finance lease obligation.

Lease payments are apportioned between finance charges and reduction of the lease obligation so as to achieve a constant rate of interest on the remaining balance of the liability. Finance charges are charged directly against income, unless they are directly attributable to qualifying assets, in which case they are capitalised in accordance with the consolidated entity's general policy on borrowing costs.

Finance leased assets are amortised on a straight line basis over the estimated useful life of the asset.

Operating lease payments are recognised as an expense on a straight-line basis over the lease term, except where another systematic basis is more representative of the time pattern in which economic benefits from the leased asset are consumed.

(m) Payables

Trade payables and other accounts payable are recognised when the consolidated entity becomes obliged to make future payments resulting from the purchase of goods and services.

(n) Principles of consolidation

The consolidated financial statements are prepared by combining the financial statements of all the entities that comprise the consolidated entity, being the company (the parent entity) and its subsidiaries as defined in Accounting Standard AASB 127 'Consolidated and Separate Financial Statements'. Consistent accounting policies are employed in the preparation and presentation of the consolidated financial statements.

On acquisition, the assets, liabilities and contingent liabilities of a subsidiary are measured at their fair values at the date of acquisition. Any excess of the cost of acquisition over the fair values of the identifiable net assets acquired is recognised as goodwill. If, after reassessment, the fair values of the identifiable net assets acquired exceeds the cost of acquisition, the deficiency is credited to profit and loss in the period of acquisition.

The interest of minority shareholders is stated at the minority's proportion of the fair values of the assets and liabilities recognised.

The consolidated financial statements include the information and results of each subsidiary from the date on which the company obtains control and until such time as the company ceases to control such entity.

In preparing the consolidated financial statements, all intercompany balances and transactions, and unrealised profits arising within the consolidated entity are eliminated in full.

NOTES TO THE FINANCIAL STATEMENTS (continued)

FOR THE FINANCIAL YEAR ENDED 30 JUNE 2006

1. SUMMARY OF ACCOUNTING POLICIES (continued)

(o) Plant and equipment

Plant and equipment, leasehold improvements and equipment under finance lease are stated at cost less accumulated depreciation and impairment. Cost includes expenditure that is directly attributable to the acquisition of the item. In the event that settlement of all or part of the purchase consideration is deferred, cost is determined by discounting the amounts payable in the future to their present value as at the date of acquisition.

Depreciation is provided on plant and equipment and is calculated on a straight line basis so as to write off the net cost or other revalued amount of each asset over its expected useful life to its estimated residual value. Leasehold improvements are depreciated over the period of the lease or estimated useful life, whichever is the shorter, using the straight line method. The estimated useful lives, residual values and depreciation method is reviewed at the end of each annual reporting period.

The following estimated useful lives are used in the calculation of depreciation:

• Leasehold improvements	3 years
• Plant, equipment and office furniture	5 - 15 years
• Computer software	3 years
• Motor vehicles under finance lease	6 - 7 years

(p) Provisions

Provisions are recognised when the consolidated entity has a present obligation, the future sacrifice of economic benefits is probable, and the amount of the provision can be measured reliably.

The amount recognised as a provision is the best estimate of the consideration required to settle the present obligation at reporting date, taking into account the risks and uncertainties surrounding the obligation. Where a provision is measured using the cashflows estimated to settle the present obligation, its carrying amount is the present value of those cashflows.

When some or all of the economic benefits required to settle a provision are expected to be recovered from a third party, the receivable is recognised as an asset if it is virtually certain that recovery will be received and the amount of the receivable can be measured reliably.

Restructuring

Provision for restructurings are recognised when the consolidated entity has developed a detailed formal plan for the restructuring and has raised a valid expectation in those affected that it will carry out the restructuring by:

- starting to implement the plan; or
- announcing its main features to those affected by it.

Onerous contracts

An onerous contract is considered to exist where the consolidated entity has a contract under which the unavoidable cost of meeting the contractual obligations exceed the economic benefits estimated to be received. Present obligations arising under onerous contracts are recognised as a provision to the extent that the present obligation exceeds the economic benefits estimated to be received.

(q) Revenue recognition

Sale of goods

Revenue from the sale of goods is recognised when the consolidated entity has transferred to the buyer the significant risks and rewards of ownership of the goods.

Royalties

Royalty revenue is recognised on an accrual basis in accordance with the substance of the relevant agreement.

Dividend and interest revenue

Dividend revenue is recognised on a receivable basis. Interest revenue is recognised on a time proportionate basis that takes into account the effective yield on the financial asset.

NOTES TO THE FINANCIAL STATEMENTS (continued)

FOR THE FINANCIAL YEAR ENDED 30 JUNE 2006

1. SUMMARY OF ACCOUNTING POLICIES (continued)

(r) Share-based payments

Equity-settled share-based payments granted after 7 November 2002 that were unvested as of 1 January 2005, are measured at fair value at the date of grant. Fair value is measured by use of a binomial model. The expected life used in the model has been adjusted, based on management's best estimate, for the effects of non-transferability, exercise restrictions, and behavioural considerations.

The fair value determined at the grant date of the equity-settled share-based payments is expensed on a straight-line basis over the vesting period, based on the consolidated entity's estimate of shares that will eventually vest.

For cash-settled share-based payments, a liability equal to the portion of the goods or services received is recognised at the current fair value determined at each reporting date.

(s) Comparative information – financial instruments

The consolidated entity has elected not to restate comparative information for financial instruments within the scope of Accounting Standards AASB 132 'Financial Instruments: Disclosure and Presentation' and AASB 139 'Financial Instruments: Recognition and Measurement', as permitted on the first-time adoption of A-IFRS.

The accounting policies applied to accounting for financial instruments in the current financial year are detailed in notes 1(a) to (ad). The following accounting policies were applied to accounting for financial instruments in the comparative financial year:

(a) Accounts payable

Trade payables and other accounts payable are recognised when the consolidated entity becomes obliged to make future payments resulting from the purchase of goods and services.

(b) Financial instruments issued by the company

Debt and equity instruments

Debt and equity instruments are classified as either liabilities or as equity in accordance with the substance of the contractual arrangement.

Transaction costs on the issue of equity instruments

Transaction costs arising on the issue of equity instruments are recognised directly in equity as a reduction of the proceeds of the equity instruments to which the costs relate. Transaction costs are the costs that are incurred directly in connection with the issue of those equity instruments and which would not have been incurred had those instruments not been issued.

Interest and dividends

Interest and dividends are classified as expenses or as distributions of profit consistent with the balance sheet classification of the related debt or equity instruments or component parts of compound instruments.

(c) Receivables

Trade receivables and other receivables are recorded at amounts due less any allowance for doubtful debts.

Effect of changing the accounting policies for financial statements

The effect of changes in the accounting policies for financial instruments on the balance sheet as at 1 July 2005 is shown below:

NOTES TO THE FINANCIAL STATEMENTS (continued)
FOR THE FINANCIAL YEAR ENDED 30 JUNE 2006

	Consolidated			Company		
	30 June 2005 $'000	Effect of adoption $'000	1 July 2005 $'000	30 June 2005 $'000	Effect of adoption $'000	1 July 2005 $'000
CURRENT ASSETS						
Cash and cash equivalents	7,862	-	7,862	905	-	905
Trade and other receivables	725	-	725	787	-	787
Inventories	2,632	-	2,632	525	-	525
Other	714	-	714	240	-	240
TOTAL CURRENT ASSETS	11,933	-	11,933	2,457	-	2,457
NON-CURRENT ASSETS						
Other financial assets	6	-	6	40,886	-	40,886
Plant and equipment	1,266	-	1,266	932	-	932
Other intangible assets	16,629	-	16,629	-	-	-
TOTAL NON-CURRENT ASSETS	17,901	-	17,901	41,818	-	41,818
TOTAL ASSETS	29,834	-	29,834	44,275	-	44,275
CURRENT LIABILITIES						
Trade and other payables	2,661	-	2,661	1,091	-	1,091
Borrowings	6,603	-	6,603	41	-	41
Provisions	477	-	477	464	-	464
TOTAL CURRENT LIABILITIES	9,741	-	9,741	1,596	-	1,596
NON-CURRENT LIABILITIES						
Borrowings	229	-	229	3,332	-	3,332
Provisions	288	-	288	169	-	169
TOTAL NON-CURRENT LIABILITIES	517	-	517	3,501	-	3,501
TOTAL LIABILITIES	10,258	-	10,258	5,097	-	5,097
NET ASSETS	19,576	-	19,576	39,178	-	39,178
EQUITY						
Issued capital	99,408	-	99,408	99,408	-	99,408
Accumulated losses	(90,437)	-	(90,437)	(60,307)	-	(60,307)
Reserves	9,095	-	9,095	77	-	77
Parent entity interest	18,066	-	18,066	39,178	-	39,178
Minority interest	1,510	-	1,510	-	-	-
TOTAL EQUITY	19,576	-	19,576	39,178	-	39,178

NOTES TO THE FINANCIAL STATEMENTS (continued)

FOR THE FINANCIAL YEAR ENDED 30 JUNE 2006

The main adjustments necessary that would make the comparative financial statements comply with AASB 132 and AASB 139 are listed below. Similar adjustments were made at 1 July 2005 to restate the opening financial position of the company and consolidated entity to a position consistent with the accounting policies specified in note 1(a) to (ad):

(i) the measurement of financial assets designated as held-to-maturity and loans and receivables at amortised cost, rather than at cost or fair value in accordance with the superseded policy

(ii) the measurement of financial assets designated as fair value through profit or loss or available-for-sale at fair value, with changes in fair value recognised in profit or loss or equity as appropriate, rather than at cost in accordance with the superseded policy

(iii) the measurement of financial liabilities at amortised cost, rather than at cost in accordance with the superseded policy

(iv) the recognition and measurement of all derivatives (including any embedded derivatives) at fair value

(v) the recognition in profit or loss of the movement in the fair value of derivatives which did not qualify for hedge accounting or were not designated as hedging instruments

(vi) the transfer of deferred hedging gains and losses recognised as assets and liabilities arising from a cash flow hedge of a forecast transaction to the hedging reserve

(vii) the derecognition of other deferred hedging gains and losses recognised as assets and liabilities

(viii) the deferral in equity of the effective portion of the movement in fair value of derivatives accounted for as a cash flow hedge

(ix) the recognition in profit or loss of the ineffective portion of the movement in fair value of hedging instruments accounted for as a cash flow hedge

(x) the recognition in profit or loss of the movement in fair value of derivatives accounted for as a fair value hedge and the fair valuing of hedged items

(xi) the adjustment to the carrying amount of items that would qualify as a fair value hedge under A-IFRS and were designated as a hedge under previous GAAP for the lower of the cumulative change in fair value of the hedged item for the designated hedge risk and the cumulative change in fair value of the hedging instrument

(xii) the recognition of any current or deferred taxes in relation to the adjustments described above

It is not practicable for the company and the consolidated entity to detail the amounts of the adjustments to profit or loss and to opening retained earnings for the comparative period had the new accounting policies been applied from the beginning of the comparative period. In addition, it is not practicable for the company and the consolidated entity to detail for the current period, the amounts of the adjustments resulting to each financial statement line item as a consequence of applying the accounting policies specified elsewhere in note 1.

	CONSOLIDATED		COMPANY	
	2006 $'000	2005 $'000	2006 $'000	2005 $'000
2. LOSS FROM OPERATIONS				
(a) Revenue				
Revenue from continuing operations consisted of the following items:				
Revenue from sale of goods	687	2,196	29	58
	687	2,196	29	58
(b) Other income/(expense)				
Interest revenue:				
Controlled entities	-	-	-	17
Other entities	240	526	123	217
	240	526	123	234
Gain on disposal of leased assets	10	4	10	4
(Loss)/gain on disposal of plant and equipment	(44)	1	(44)	1
	(34)	5	(34)	5
Grants received	-	135	-	-
Net foreign exchange (losses)/gains	(615)	764	88	(800)
Insurance recovery	-	30	-	30
Management fee	-	-	490	600
Other income	251	108	238	123
	(158)	1,568	905	192

NOTES TO THE FINANCIAL STATEMENTS (continued)

FOR THE FINANCIAL YEAR ENDED 30 JUNE 2006

	CONSOLIDATED		COMPANY	
	2006	2005	2006	2005
	$'000	$'000	$'000	$'000
2. LOSS FROM OPERATIONS (continued)				
Loss before income tax has been arrived at after charging the following expenses:				
Cost of sales	(1,195)	(1,042)	(15)	(24)
Finance costs:				
- Interest on loans	(586)	(404)	(459)	(1)
- Other interest expense	(23)	(17)	(23)	(17)
- Equity settled benefits	(366)	-	(366)	-
	(975)	(421)	(848)	(18)
Receivables write down	-	-	(17,662)	(523)
Depreciation of non-current assets:				
- Plant and equipment	(257)	(281)	(192)	(229)
- Leased assets	(44)	(45)	(44)	(45)
	(301)	(326)	(236)	(274)
Amortisation of non-current assets				
- Intangibles	(175)	(1,386)	-	(104)
Operating lease rental expenses				
- Minimum lease payments	(347)	(297)	(274)	(274)
Employee benefits expense:				
- Post employment benefits:				
Defined contribution plans	(213)	(346)	(150)	(273)
	(213)	(346)	(150)	(273)
- Share based payments	-	(26)	-	(26)
- Termination benefits	(862)	(345)	(862)	(345)
- Other employee benefits	(6,431)	(7,559)	(4,982)	(4,755)
	(7,506)	(8,276)	(5,994)	(5,399)

NOTES TO THE FINANCIAL STATEMENTS (continued)

FOR THE FINANCIAL YEAR ENDED 30 JUNE 2006

		Consolidated 2006 $'000	Consolidated 2005 $'000	Company 2006 $'000	Company 2005 $'000
3.	**INCOME TAXES**				
(a)	**The components of tax expense comprise:**				
	Current tax	-	-	-	-
	Deferred tax	-	-	-	-
		-	-	-	-
(b)	**The prima facie expense/(benefit) on loss from ordinary activities before income tax is reconciled to the income tax as follows**				
	Prima facie tax payable on loss from ordinary activities before income tax at 30% (2005: 30%)	(7,118)	(11,596)	(9,766)	(7,484)
	Add tax effect of:				
	- Temporary difference and losses not recognised	7,184	11,659	9,760	7,337
	- Non deductible expenses	51	100	6	178
		7,235	11,759	9,766	7,515
	Less tax effect of:				
	- Research and Development (125% claim)	(117)	(163)	-	(31)
		(117)	(163)	-	(31)
	Income tax expense to wholly-owned subsidiaries under the tax sharing agreement	-	-	-	-
	Income tax attributable to entity	-	-	-	-
	The applicable weighted average effective tax rates are as follows:	0%	0%	0%	0%
(c)	**Deferred tax assets not brought to account, the benefits of which will only be realised if the conditions for deductibility occur:**				
	- temporary differences	1,666	801	2,128	1,413
	- tax losses:				
	- operating losses (i)	20,450	22,458	11,402	14,623
	- capital losses	-	306	160	306
		22,116	23,565	13,690	16,342

(i) Consolidated operating tax losses have been reduced for the effect of the change in ownership by $9,192 thousand.

Relevance of tax consolidation to the consolidated entity
The company and its wholly-owned Australian resident entities have formed a tax-consolidated group with effect from 1 July 2003 and are therefore taxed as a single entity from that date. The head entity within the tax-consolidated group is Norwood Abbey Limited.

Nature of tax funding arrangements and tax sharing agreements
Entities within the tax-consolidated group have entered into a tax funding arrangement and a tax-sharing agreement with the head entity. Under the terms of the tax funding arrangement, Norwood Abbey Limited and each of the entities in the tax-consolidated group has agreed to pay a tax equivalent payment to or from the head entity, based on the current tax liability or current tax asset of the entity. Such amounts are reflected in amounts receivable from or payable to other entities in the tax-consolidated group.
The tax sharing agreement entered into between members of the tax-consolidated group provides for the determination of the allocation of income tax liabilities between the entities should the head entity default on its tax payment obligations. No amounts have been recognised in the financial statements in respect of this agreement as payment of any amounts under the tax sharing agreement is considered remote.

NOTES TO THE FINANCIAL STATEMENTS (continued)

FOR THE FINANCIAL YEAR ENDED 30 JUNE 2006

4. KEY MANAGEMENT PERSONNEL COMPENSATION

a) Details of key management personnel

The key management personnel of the consolidated entity during the year were:

- P.J. Hansen (Executive Chairman)
- R.S. Lewis (Non-executive)
- E.H.S. Wyatt (Non-executive)
- R.W. Zahn (Non-executive)
- I.W. Hunter (Non-executive) – resigned 28 August 2006
- R.F. Williams (Chief Executive Officer – Norwood Immunology Limited)
- R. Scarrott (Chief Financial Officer – Norwood Immunology Limited)
- J.H. Bell (Chief Operating Officer and Company Secretary – Norwood Abbey Limited)
- B. Romanin (Senior Vice President Corporate Development – Norwood Abbey Limited), resigned 8 September 2005
- R.G. Walmsley (Chief Executive Officer Devices Group), resigned 1 February 2006

b) Key management personnel compensation policy

The remuneration committee reviews the remuneration packages of all specified directors and specified executives on an annual basis and makes recommendations to the board. Remuneration packages are reviewed and determined with due regard to current market rates and are benchmarked against comparable industry salaries adjusted by a performance factor to reflect changes in the performance of the company. During the financial year no performance based payments were paid to key management personnel based on satisfaction of performance criteria.

The aggregate compensation of the key management personnel of the consolidated entity and the company is set out below:

	Consolidated		Company	
	2006 $	2005 $	2006 $	2005 $
Short-term employee benefits	2,530,400	2,475,288	1,915,525	1,884,520
Post-employment benefits	89,354	108,516	89,354	108,516
Other long term employee benefits	104,878	-	104,878	-
Termination benefits	298,576	-	298,576	-
Share-based payment	-	26,132	-	26,132
Other benefits	764,000	-	764,000	-
Total	3,787,208	2,609,936	3,172,333	2,019,168

NOTES TO THE FINANCIAL STATEMENTS (continued)

FOR THE FINANCIAL YEAR ENDED 30 JUNE 2006

The following table discloses the compensation of the key management personnel:

2006	Position	Short term employee benefits: Salary & fees $	Short term employee benefits: Bonus $	Short term employee benefits: Non-monetary $	Post employment benefits: Super-annuation $	Post employment benefits: Prescribed benefits $	Post employment benefits: Other $	Other long term employee benefits $	Termination benefits $	Equity Options $	Other benefits $	Total $
P.J. Hansen (i)	Executive Chairman	519,405	-	51,795	46,747	-	-	62,238	-	-	363,000	1,043,185
R.S. Lewis (ii)	Lead outside director	145,657	-	-	-	-	-	-	-	-	-	145,657
E.H.S. Wyatt (iii)	Non-executive director	103,389	-	-	-	-	-	-	-	-	-	103,389
R.W. Zahn (iii)	Non-executive director	102,147	-	-	-	-	-	-	-	-	-	102,147
I.W. Hunter (iv)	Non-executive director	146,839	-	-	-	-	-	-	-	-	-	146,839
R.F. Williams(iv)	Chief Executive Officer (Norwood Immunology Ltd.)	415,435	-	-	-	-	-	-	-	-	-	415,435
R. Scarrott(iv)	Chief Financial Officer and Company Secretary (Norwood Immunology Ltd.)	199,440	-	-	-	-	-	-	-	-	-	199,440
J.H. Bell (v)	Chief Operating Officer and Company Secretary	428,001	-	7,942	8,404	-	-	42,640	-	-	401,000	887,987
B. Romanin	Vice President – Marketing	110,625	-	30,312	9,956	-	-	-	195,783	-	-	346,676
R.G. Walmsley	Chief Executive Officer Norwood Devices Pty Ltd	269,413	-	-	24,247	-	-	-	102,793	-	-	396,453
Total		2,440,351	-	90,049	89,354	-	-	104,878	298,576	-	764,000	3,787,208

(i) Mr Hansen has entered into a service agreement for a term of three years and may be terminated by either party giving six months notice. Included in Mr. Hansen's remuneration is $60,689 in fees paid for services provided as Chairman of Norwood Immunology Limited. During the financial year the Board asked Mr Hansen to relocate to the USA. While Mr. Hansen has spent more than 90% of the year outside Australia he has yet to formally relocate to the US, as such a provision for relocation has been made for $363,000. Also included in compensation is $60,689 for fees paid to Mr Hansen as Chairman of Norwood Immunology Limited.

(ii) During the year Mr. Lewis provided consultancy services to the company for $10,340. Also included in Mr. Lewis's compensation for the year are fees earned as a non executive member of the Norwood Immunology Limited board of directors. Mr. Lewis resigned from the board of Norwood Immunology Limited on 31 August 2006.

(iii) Includes fees accrued but unpaid by Norwood Immunology for services as non-executive directors.

(iv) Mr Williams and Mr. Scarrott are employees of Norwood Immunology Limited based in the United Kingdom. Salaries and fees paid are for services provided under the terms of their respective employment agreements. There are specific bonus provisions included in the contract with R.F. Williams which allows for additional bonuses totalling $355,000 (GBP150,000) once licensing agreements have been signed in the Japan and EU territories. The notice periods for both contracts are six months.

(ii) During the year the Company entered into a new employment agreement with Mr. Bell. Under the terms of the agreement Mr. Bell relocated to the USA for a period of 3 years beginning September 2005. All costs related to relocation and a relocation allowance were paid for by the company. In consideration for cost of living adjustments, and having taken advice from independent consultants, Mr Bell's salary and fees are now paid in US dollars. Mr Bell's contract specifies a six month notice period of termination. Included in salary and fees for the financial year is $60,689 relating to fees paid to Mr. Bell by Norwood Immunology Limited for services provided by Mr. Bell as a member of the Board of directors and company secretary. Mr. Bell resigned from his position on the Norwood Immunology Limited Board on 31 August 2006.

NOTES TO THE FINANCIAL STATEMENTS (continued)

FOR THE FINANCIAL YEAR ENDED 30 JUNE 2006

2005	Position	Short term employee benefits			Post employment benefits			Other long term employee benefits	Termination benefits	Equity Options	Other benefits	Total
		Salary & fees $	Bonus $	Non-monetary $	Super-annuation $	Prescribed benefits $	Other $	$	$	$	$	$
P.J. Hansen	Executive Chairman	458,716	-	50,603	41,284	-	-	-	-	-	-	550,603
R.S. Lewis	Lead outside director	98,460	-	-	-	-	-	-	-	-	-	98,460
E.H.S. Wyatt	Non-executive director	56,965	-	-	-	-	-	-	-	-	-	56,965
R.W. Zahn	Non-executive director	58,045	-	-	-	-	-	-	-	-	-	58,045
I.W. Hunter	Non-executive director	107,465	-	-	-	-	-	-	-	26,132	-	133,597
R.F. Williams	Chief Executive Officer (Norwood Immunology Ltd.)	383,503	-	-	-	-	-	-	-	-	-	383,503
R. Scarrott	Chief Financial Officer and Company Secretary (Norwood Immunology Ltd.)	207,265	-	-	-	-	-	-	-	-	-	207,265
J.H. Bell	Chief Operating Officer and Company Secretary	278,010	-	76,177	11,585	-	-	-	-	-	-	365,772
B. Romanin	Vice President – Marketing	295,000	-	33,558	26,550	-	-	-	-	-	-	355,108
R.G. Walmsley	Chief Executive Officer Norwood Devices Pty Ltd	323,295	-	48,226	29,097	-	-	-	-	-	-	400,618
Total		2,266,724	-	208,564	108,516	-	-	-	-	26,132	-	2,609,936

NOTES TO THE FINANCIAL STATEMENTS (continued)

FOR THE FINANCIAL YEAR ENDED 30 JUNE 2006

5. EMPLOYEE OPTION PLAN

	2006		2005	
	Number of options	Weighted average exercise price $	Number of options	Weighted average exercise price $
Balance at beginning of the financial year	-		831,600	1.35
Granted during the financial year	-		-	-
Exercised during the financial year	-		-	-
Expired during the financial year	-	-	(831,600)	1.35
Balance at the end of the financial year	-		-	-
Exercisable at the end of the financial year	-		-	-

The company has an ownership-based remuneration scheme for employees. In accordance with the provisions of the scheme, as approved by shareholders at a general meeting, all eligible employees are entitled to participate in the scheme.

All employees and executives are eligible to participate in the scheme while they remain employed by the company. Upon becoming ineligible, participants normally have thirty days to exercise any vested options after which any unexercised or unvested options will be cancelled by the plan administrators. Where an employee becomes ineligible to participate in the scheme any options that have not vested to the employee at that date will be cancelled by the company. Options that have vested to an employee but remain unexercised will normally be cancelled thirty days from the date of ineligibility.

Tranche 1

On 2 August 2000 a first tranche of 633,800 options were issued to eligible employees with an exercise price of $1.50 and expiring on 31 December 2004. Under the rules of the plan the number of options issued was reduced during the year ending 30 June 2002 to 535,600 , reduced during the year ending 30 June 2003 to 481,600, and reduced to 422,400 during the year ended 30 June 2004 for lapsed options.

The balance of 422,400 options relating to tranche 1 options, expired during the year ended 30 June 2005.

Tranche 2

On 4 August 2003 a second tranche of 422,200 options was issued to eligible employees. The second tranche was issued with an exercise price of $1.20 and expire 31 December 2004. On 4 March 2004, 13,000 tranche 2 options were exercised with a fair value of $16,640 and $15,600 consideration received. The fair value of shares received at the date of their issue is measured as the market value at close of trade on the date of their issue.

The balance of 409,200 relating to tranche 2 options, expired during the year ended 30 June 2005.

The directors of the company, being eligible employees under the employee option plan rules, are entitled to participate in allocations. It was determined by the directors that they would exclude themselves from the allocations of employee options.

The company does not have an executive share option plan, however options are held by the executives. For the details and basis of these holdings, refer to the directors report and note 30 to the financial statements.

6. REMUNERATION OF AUDITORS

	CONSOLIDATED 2006 $	CONSOLIDATED 2005 $	COMPANY 2006 $	COMPANY 2005 $
Audit of the parent entity				
Audit or review of the financial report	136,480	98,904	136,480	98,904
Taxation services	4,500	27,450	4,500	27,450
Other non-audit services				
- Service relating to foreign listing	17,430	173,253	17,430	173,253
- Other advisory services	13,000	-	13,000	-
	171,410	299,607	171,410	299,607
Other auditors				
Audit or review of the financial report	89,298	99,777		
Other non-audit services				
- Other advisory services	4,624	7,778		
	93,922	107,555		

The auditor of Norwood Abbey Limited is Deloitte Touche Tohmatsu.

NOTES TO THE FINANCIAL STATEMENTS (continued)

FOR THE FINANCIAL YEAR ENDED 30 JUNE 2006

	CONSOLIDATED		COMPANY	
	2006 $'000	2005 $'000	2006 $'000	2005 $'000
7. CURRENT TRADE AND OTHER RECEIVABLES				
Trade receivables	226	786	1,259	733
Allowance for doubtful debts	(165)	(131)	-	-
	61	655	1,259	733
Goods and services tax (GST) recoverable	23	52	6	12
Other receivables	-	18	-	42
	84	725	1,265	787
8. CURRENT INVENTORIES				
Raw materials – at cost	-	138	-	-
– at net realisable value	304	310	284	310
Work in progress – at cost	6	5	-	-
Finished goods – at cost	-	1,964	-	-
– at net realisable value	803	215	-	215
	1,113	2,632	284	525

	CONSOLIDATED		COMPANY	
	2006 $'000	2005 $'000	2006 $'000	2005 $'000
9. OTHER CURRENT ASSETS				
Prepayments	685	714	495	240
10. OTHER NON-CURRENT FINANCIAL ASSETS				
Shares in controlled entities (i)	-	-	15,580	21,038
At fair value (2005: cost)				
Shares and options	6	6	6	6
Non-trade receivables from wholly owned controlled entities	-	-	15,013	19,842
	6	6	30,599	40,886

(i) Included in the total is an investment in Norwood Immunology Limited, a company listed on London Stock Exchange's Alternative Investment Market, of 103,715 thousand shares with a recorded at cost of $13,881 thousand. The total investment had a market valuation of $98,015 thousand based on the buy price quoted at 30 June 2006 (2005: $82,887 thousand).
On 8 August 2006, Norwood Abbey Limited disposed of 10,100 thousand Norwood Immunology shares with an aggregate value of $4,245 thousand (Note 25).
On 31 August 2006, Norwood Abbey Limited entered into agreements to sell 31,395 thousand shares for an aggregate value of $9,275 thousand (Note 25).
The market value of the shares in Norwood immunology Limited at the date of this report is $31,371 thousand.

NOTES TO THE FINANCIAL STATEMENTS (continued)

FOR THE FINANCIAL YEAR ENDED 30 JUNE 2006

11. PLANT AND EQUIPMENT

	Consolidated			
	Leasehold Improvements at cost $'000	Plant and Equipment at cost $'000	Equipment Under Finance Lease $'000	TOTAL $'000
Gross Carrying Value				
Balance at 30 June 2005	169	2,544	294	3,007
Additions	-	23	-	23
Disposals	-	(418)	(107)	(525)
Balance at 30 June 2006	169	2,149	187	2,505
Accumulated Depreciation				
Balance at 30 June 2005	(169)	(1,531)	(41)	(1,741)
Disposals	-	302	36	338
Impairment losses charged to profit	-	(150)	-	(150)
Depreciation expense	-	(257)	(44)	(301)
Balance at 30 June 2006	(169)	(1,636)	(49)	(1,854)
Net Book Value				
As at 30 June 2005	-	1,013	253	1,266
As at 30 June 2006	-	512	138	650

	Company			
	Leasehold Improvements at cost $'000	Plant and Equipment at cost $'000	Equipment Under Finance Lease $'000	TOTAL $'000
Gross Carrying Value				
Balance at 30 June 2005	169	2,151	294	2,614
Additions	-	13	-	13
Disposals	-	(418)	(107)	(525)
Balance at 30 June 2006	169	1,746	187	2,102
Accumulated Depreciation				
Balance at 30 June 2005	(169)	(1,472)	(41)	(1,682)
Disposals	-	300	36	336
Impairment losses charged to profit	-	(150)	-	(150)
Depreciation expense	-	(192)	(44)	(236)
Balance at 30 June 2006	(169)	(1,514)	(49)	(1,732)
Net Book Value				
As at 30 June 2005	-	679	253	932
As at 30 June 2006	-	232	138	370

	CONSOLIDATED		COMPANY	
	2006 $'000	2005 $'000	2006 $'000	2005 $'000
Aggregate depreciation allocated, whether recognised as an expense or capitalised as part of the carrying amount of other assets during the year				
Plant and equipment	257	281	192	229
Leased assets	44	45	44	45
Leasehold improvements	-	-	-	-
	301	326	236	274

NOTES TO THE FINANCIAL STATEMENTS (continued)

FOR THE FINANCIAL YEAR ENDED 30 JUNE 2006

12. INTANGIBLES

	CONSOLIDATED Development Costs $'000	Patents $'000	Intellectual Property $'000	Total $'000
Gross Carrying Amount				
Balance 1 July 2004	11,125	29,464	1,450	42,039
Additions	2,306	567	-	2,873
Impairment write down	(13,431)	(14,252)	(600)	(28,283)
Balance at 30 June 2005	-	15,779	850	16,629
Additions	-	773	339	1,112
Balance at 30 June 2006	-	16,552	1,189	17,741

	CONSOLIDATED Development Costs $'000	Patents $'000	Intellectual Property $'000	Total $'000
Accumulated amortisation and impairment				
Balance 1 July 2004	-	7,007	-	7,007
Amortisation expense (i)	-	1,386	-	1,386
Impairment write down	-	(8,393)	-	(8,393)
Balance at 30 June 2005	-	-	-	-
Amortisation expense (i)	-	175	-	175
Balance at 30 June 2006	-	175		175
Net book value				
As at 30 June 2005	-	15,779	850	16,629
As at 30 June 2006	-	16,377	1,189	17,566

(i) Of the charge for the year, $175 thousand (2005:$1,386 thousand) has been included in the consolidated entities administration expenses.

	COMPANY Development Costs $'000	Patents $'000	Intellectual Property $'000	Total $'000
Gross Carrying Amount				
Balance 1 July 2004	11,125	1,288	600	13,103
Additions	569	333	-	902
Impairment write down	(11,694)	(1,621)	(600)	(13,915)
Balance at 30 June 2005	-	-	-	-
Balance at 30 June 2006	-	-	-	-

	COMPANY Development Costs $'000	Patents $'000	Intellectual Property $'000	Total $'000
Accumulated amortisation and impairment				
Balance 1 July 2004	-	463	-	463
Amortisation expense	-	104	-	104
Impairment write down	-	(567)	-	(567)
Balance at 30 June 2005	-	-	-	-
Balance at 30 June 2006	-	-	-	-
Net book value				
As at 30 June 2005	-	-	-	-
As at 30 June 2006	-	-	-	-

NOTES TO THE FINANCIAL STATEMENTS (continued)

FOR THE FINANCIAL YEAR ENDED 30 JUNE 2006

13. ASSETS PLEDGED AS SECURITY

In accordance with the security arrangements of liabilities, as disclosed in notes 15 and 17 to the financial statements, certain financial and intangible assets of the company have been pledged as collateral for those liabilities. At 30 June 2006 the carrying value of the assets pledged as security was $4,095 thousand.

	CONSOLIDATED		COMPANY	
	2006 $'000	2005 $'000	2006 $'000	2005 $'000
14. CURRENT TRADE AND OTHER PAYABLES				
Trade payables	1,606	1,078	1,040	354
Accrued payables	2,219	1,583	784	737
	3,825	2,661	1,824	1,091

	CONSOLIDATED		COMPANY	
	2006 $'000	2005 $'000	2006 $'000	2005 $'000
15. CURRENT BORROWINGS				
Secured:				
At amortised cost				
Notes payable (i)	-	6,562	-	-
Note payable (ii)	3,441	-	3,441	-
Finance lease liability (iii) (note 23)	27	41	27	41
	3,468	6,603	3,468	41

(i) This loan is denominated in US dollars and is secured by the assets acquired in the purchase of the Epi-Lasik business and all proceeds thereof. Interest is calculated at a rate of 5% p.a. The loan was paid in full during the current financial year.

(ii) On 20 April 2006, the company raised US$3,000 thousand through the issue of 12 month convertible notes. The notes were issued with an interest rate of 12% per annum. The notes are convertible at USD 0.35 per share. These notes are secured, as disclosed in note 13, by the pledge of certain non current financial assets of the company. The carrying value of these assets is $2,234 thousand. The face value of the notes outstanding at 30 June 2006 have been reduced in recognition of the value of the attached options.

(ii) Secured by the assets leased.

16. CURRENT PROVISIONS

Employee benefits	213	248	140	235
Restructuring costs (note 19)	363	131	363	131
Surplus lease space (note 19)	41	98	41	98
	617	477	544	464

NOTES TO THE FINANCIAL STATEMENTS (continued)

FOR THE FINANCIAL YEAR ENDED 30 JUNE 2006

17. NON-CURRENT BORROWINGS

	CONSOLIDATED 2006 $'000	CONSOLIDATED 2005 $'000	COMPANY 2006 $'000	COMPANY 2005 $'000
Unsecured: at amortised cost				
Loans from subsidiaries	-	-	3,923	3,103
	-	-	3,923	3,103
Secured:				
At amortised cost				
Notes payable (i)(ii)	11,949	-	11,949	-
Finance lease liability (ii) (note 23)	131	229	131	229
	12,080	229	12,080	229
	12,080	229	16,003	3,332

(i) On 31 August 2005, the company raised $13,300 thousand (US$ 10,000 thousand) from the issue of unlisted convertible notes. The notes were issued in two equal tranches. The Tranche A notes are repayable two years from the date of issue with an interest rate of 3.5% per annum. The Tranche B notes are payable three years from the date of issue with an interest rate of 4.5% per annum. Both tranches are convertible into Norwood Abbey Limited shares at $0.42 each during the term of the notes or at a 10% discount to the volume weighted average closing price at maturity. Both tranches of notes are secured, as disclosed in note 13, by the pledge of certain non current financial assets of the company. The carrying value of these assets subject to security at 30 June 2006 was $1,862 thousand. On 31 August 2006, Norwood Abbey Limited disposed of 31,395 thousand Norwood Immunology Limited shares for an aggregate value of $9,275 thousand (US$7,000 thousand). Proceeds from the sale of these shares was used to discharge convertible notes from both Tranche A and B (note 17). Notes that remain outstanding at 30 June 2006 with an aggregate face value of US$3,000 thousand are from Tranche A and B equally.

(ii) The face value of the notes outstanding at 30 June 2006 have been reduced in recognition of the value of the attached options.

(ii) Secured by the assets leased.

18. NON-CURRENT PROVISIONS

	CONSOLIDATED 2006 $'000	CONSOLIDATED 2005 $'000	COMPANY 2006 $'000	COMPANY 2005 $'000
Employee benefits	300	247	263	128
Surplus lease space (note 19)	-	41	-	41
	300	288	263	169

19. PROVISIONS

	CONSOLIDATED Provision for Surplus Lease Space $'000	CONSOLIDATED Provision for Restructure and Termination(i) $'000	COMPANY Provision for Surplus Lease Space $'000	COMPANY Provision for Restructure and Termination(i) $'000
Balance at 1 July 2005	139	131	139	131
Additional provisions recognised	-	1,094	-	562
Reductions arising from payments/other sacrifices of future economic benefits	-	(862)	-	(330)
Reductions resulting from re-measurement or settlement without cost	(98)	-	(98)	-
Balance at 30 June 2006	41	363	41	363
Current (note 16)	41	363	41	363
Non-current (note 18)	-	-	-	-
	41	363	41	363

(i) The provision for restructure and termination costs represents the present value of the directors' best estimate of the costs directly and necessarily caused by the restructuring that are not associated with the ongoing activities of the entity, including termination benefits. The restructuring was significantly complete as at the end of the financial year.

NOTES TO THE FINANCIAL STATEMENTS (continued)

FOR THE FINANCIAL YEAR ENDED 30 JUNE 2006

	CONSOLIDATED 2006 $'000	CONSOLIDATED 2005 $'000	COMPANY 2006 $'000	COMPANY 2005 $'000
20. ISSUED CAPITAL				
Fully paid ordinary shares				
191,416,142 fully paid ordinary shares (2005: 185,741,408)	100,895	99,408	100,895	99,408

Changes to the then Corporations Law abolished the authorised capital and par value concept in relation to share capital from 1 July 1998. Therefore, the company does not have a limited amount of authorised capital and issued shares do not have a par value

	COMPANY 2006 No. '000	COMPANY 2006 $ '000	COMPANY 2005 No. '000	COMPANY 2005 $ '000
Fully Paid Ordinary Shares				
Balance at beginning of financial year	185,741	99,408	161,041	85,651
Shares issued				
- cash	1,000	400	16,700	8,362
- non-cash	4,675	1,097	8,000	5,640
Share issue costs	-	(10)	-	(245)
Balance at end of financial year	191,416	100,895	185,741	99,408

Fully paid ordinary shares carry one vote per share and carry the right to dividends.

Share Options

Details of the employee option plan are contained in note 5 to the financial statements and details of key management personnel holdings are contained in note 30(c) to the financial statements.

	CONSOLIDATED 2006 $'000	CONSOLIDATED 2005 $'000	COMPANY 2006 $'000	COMPANY 2005 $'000

21. LOSS PER SHARE

	2006 Cents per share	2005 Cents per share
Basic and diluted earnings per share	(12.05)	(21.97)

	2006 No.	2005 No.
The weighted average number of ordinary shares on issue during the financial year used in the calculation of basic earnings per share and diluted earnings per share	188,577,786	171,728,526

All options on issue during the year are considered potential ordinary shares and are therefore excluded from the weighted average number of ordinary shares used in the calculation of basic earnings per share.

All options on issue during the year are considered potential ordinary shares for the purposes of calculating diluted earnings per share. Potential ordinary shares that are not dilutive are excluded from the calculation of weighted average number of ordinary shares and potential ordinary shares used in the calculation of diluted earnings per share.

	2006 $'000	2005 $'000
Earnings used in the calculation of basic earnings per share and diluted earnings per share reconciles to the net profit in the income statement as follows:		
Net loss	22,717	37,724
Net loss used in the calculation of basic earnings per share and diluted earnings per share	22,717	37,724

	2006 No	2005 No.
The following potential ordinary shares are not dilutive and are therefore excluded from the weighted average number of ordinary shares and potential ordinary shares used in the calculation of diluted earnings per share:		
Options – Ordinary shares	15,985,000	7,850,000

NOTES TO THE FINANCIAL STATEMENTS (continued)

FOR THE FINANCIAL YEAR ENDED 30 JUNE 2006

	CONSOLIDATED		COMPANY	
	2006 $'000	2005 $'000	2006 $'000	2005 $'000

22. COMMITMENTS FOR EXPENDITURE

(a) *Lease Commitments*

Finance lease liabilities and non-cancellable operating lease commitments are disclosed in note 23 to the financial statements.

(b) *Other Expenditure Commitments*

Expenditure commitments relating to research projects				
Not longer than 1 year	815	824	567	266
Longer than 1 year and not longer than 5 years	-	328	-	-
Longer than 5 years	-	-	-	-
	815	1,152	567	266

23. LEASES

Finance Leases

Leasing Arrangements

Finance leases relate to motor vehicles with lease terms of 4 years. The consolidated entity has the option to purchase the vehicles for a nominal amount at the conclusion of the lease arrangements.

Finance lease liabilities				
- Not later than 1 year	37	59	37	59
- Later than 1 year but not later than 5 years	142	257	142	257
Minimum lease payments (i)	179	316	179	316
Less future finance charges	(21)	(46)	(21)	(46)
Present value of minimum lease payments	158	270	158	270
Included in the financial statements as:				
Current borrowings (note 15)	27	41	27	41
Non-current borrowings (note 17)	131	229	131	229
	158	270	158	270

(i) Minimum future lease payments include the aggregate of all lease payments and any guaranteed residual

Operating Leases

Leasing Arrangements

The operating leases are non-cancellable operating leases over various items of office equipment and leases over office/warehouse facility. The Australian office lease is for three years with a further option periods of three years. The company's bankers issued a bank guarantee in favour of the landlord which is secured by part of the cash on deposit. The operating lease contract contains a market review clause in the event that the company exercises its option to renew. The company does not have an option to purchase any of the assets subject to an operating lease at the completion of the lease term.

	CONSOLIDATED		COMPANY	
	2006 $'000	2005 $'000	2006 $'000	2005 $'000
Non-cancellable operating leases.				
- Not later than 1 year	260	480	186	372
- Later than 1 year but not later than 5 years	207	520	-	186
	467	1,000	186	558
In respect of the non-cancellable operating leases for office space the following liabilities have been recognised:				
Current provisions (note 16)				
Surplus lease space	41	98	41	98
Non-current provisions (note 18)				
Surplus lease space	-	41	-	41
	41	139	41	139

NOTES TO THE FINANCIAL STATEMENTS (continued)

FOR THE FINANCIAL YEAR ENDED 30 JUNE 2006

24. CONTINGENT LIABILITIES

Royalties:

(a) During 1994, Electrospect, Inc. ("Electrospect") (formerly Transmedica International, Inc. which was acquired by the company on 23 December 1999) paid a licensing fee to Massachusetts General Hospital for a patent rights license agreement. The licence fee, net of accumulated amortisation, is included on the statement of financial position as patent costs. Under the terms of the agreement, Electrospect, Inc. will be required to pay additional royalties on products sold which are covered by the patent right. The directors consider that no royalties are due and payable as at 30 June 2006. Such royalties are to be computed at 5% of the net sales price in the case of products subject to exclusive licence and 2.5% for products non-exclusively licensed and 1% of the net sales price in the case of certain other products.

(b) On 14 June 2000, Norwood Abbey Limited entered into an agreement with University of Arkansas Medical Services ("UAMS") to amend the royalty agreement between Electrospect, Inc. and UAMS dated 19 December 1994. This agreement provides for a maximum royalty at the rate of 2.5% of the net sales of devices manufactured for the withdrawal of blood or the delivery of local topical anaesthesia using a laser device (capped at $1,000,000 per annum). If a royalty is payable to a third party then the 2.5% rate shall be reduced by the percentage royalty payable to such a third party except that the royalty rate payable to UAMS shall never be less than 1.0%. The directors consider that no royalties are due and payable as at 30 June 2006.

(c) On 17 June 2003, Norwood Immunology Limited entered into an agreement with Monash University. Under the terms of the agreement a royalty is payable to Monash University on income, from commercial sales or sublicense payments received by Norwood Immunology Limited from the commercial exploitation of the technology purchased from Monash University. The royalty rate varies between 7.5% and 3.5% depending on the number of additional licences payable to third parties.

(d) On 27 June 2003, Norwood Immunology Limited entered into an agreement with Associate Professor Richard Boyd. Under the terms of the agreement a royalty of 2.5% is payable to Dr. Boyd and his laboratory on income from commercial sales or sublicense payments received by Norwood Immunology Limited from the commercial exploitation of existing technology developed. In addition, Dr. Boyd and his laboratory are entitled to 7.5% of license fees, royalties and milestone payments received by the company from the commercialisation of any new technology.

(e) On 27 April 2004, Sightrate B.V. entered into an exclusive licence agreement with FOS Holdings S.A. a Luxembourg corporation. Under the terms of this agreement a royalty of 10% is payable to FOS Holdings S.A., for a period of 20 years, on net sales from agreed products whose manufacture or sale is covered by a valid patent claim in the country of manufacture or sale. In addition a royalty of 8% is payable, for a period of 10 years, on net sales of agreed products whose manufacture or sale is not covered by a valid patent claim in the country of manufacture or sale.

(f) On 23 March 2006, Norwood EyeCare Pty Ltd. entered into an exclusive licence agreement with Tissue Engineering Refraction, Inc. an United States corporation. Under the terms of this agreement Norwood EyeCare Pty Ltd has licensed a portfolio of intellectual property and in return for a royalty of 3.5% is payable to Tissue Engineering Refraction, Inc., for a period of 15 years, on net sales from agreed products whose manufacture or sale is covered by a valid patent claim in the country of manufacture or sale.

(g) Other royalty obligations are considered not to be material on the basis that such obligations will either have expired prior to the first commercial sale, are capped at amounts which are not material or are predicated upon sales through particular distribution channels in respect of which Norwood Abbey Ltd has no obligation to sell.

Licence agreements:

(h) On 22 December 2000 the company entered into an agreement with Monash University for a worldwide exclusive licence to exploit technology licensed from Monash University. This agreement has since been superseded by an agreement signed on 17 June 2003. In terms of this licence the company has agreed to pay an amount up to a maximum of $650,000 contingent on meeting various regulatory approvals. Regulatory approvals are subject to successful completion of clinical trials which are continuing.

(i) On 27 April 2004, Sightrate B.V entered into an exclusive licence agreement with FOS Holding S.A. a Luxembourg corporation. Under the terms of the agreement Sightrate B.V. will pay FOS Holdings S.A. a non-refundable, non-creditable milestone payment of US$ 750,000. The timing of the payment is dependent on reaching certain Net Sales targets. A second non-refundable, non-creditable milestone payment of US$ 750,000 is payable on the first anniversary of the milestone listed above.

(j) On 23 March 2006 Norwood Eyecare Pty Ltd entered into an exclusive licence agreement with Tissue Engineering Refraction, Inc. an United States corporation. Under the terms of the agreement Norwood Eyecare Pty Ltd. will pay Tissue Engineering Refraction, Inc. a non-refundable, non-creditable milestone payment of US$ 200,000. The timing of the payment is dependent on reaching certain Net Sales targets.

25. SUBSEQUENT EVENTS

Since the end of the financial year the company has repaid $1,977 thousand (US$1,500 thousand) in principal from the convertible notes entered into by the company in April 2006 (note 15(i)). The aggregate outstanding after repayment is US$1,500 thousand.

On 8 August 2006, Norwood Abbey Limited disposed of 10,100 thousand Norwood Immunology Limited shares for consideration of $4,245 thousand. The book value of these shares was $1,352 thousand. Norwood Abbey Limited owned 75.55% of Norwood Immunology Limited immediately after completion of this transaction.

On 31 August 2006, Norwood Abbey Limited disposed of 31,395 thousand Norwood Immunology Limited shares for an aggregate value of $9,275 thousand. Proceeds from the sale of these shares was used to discharge two convertible notes (note 17). The book value of these shares was $4,202 thousand. Norwood Abbey Limited owned 50.22% of Norwood Immunology Limited immediately after completion of this transaction. On 31 August 2006, Mr. J. Bell, Mr. R. Zahn and Mr. R. Lewis resigned from the Norwood Immunology Limited Board of directors. Upon completion of this transaction Norwood Abbey Limited continued to hold 62,219,264 shares (50.21%) in Norwood Immunology Limited. Norwood Abbey Limited representatives fill two of the five Norwood Immunology Limited board positions.

On 31 August 2006, Norwood Immunology Limited entered into a secured loan agreement to raise $1,000 thousand. The loan is repayable within 12 months and bears an interest rate of 12%

NOTES TO THE FINANCIAL STATEMENTS (continued)

FOR THE FINANCIAL YEAR ENDED 30 JUNE 2006

26. SEGMENT INFORMATION

Segment Revenues	External Sales 2006 $'000	External Sales 2005 $'000	Inter-segment 2006 $'000	Inter-segment 2005 $'000	Other 2006 $'000	Other 2005 $'000	Total 2006 $'000	Total 2005 $'000
Devices Division	687	2,196	-	-	-	-	687	2,196
Immunology Division	-	-	-	-	-	-	-	-
Other	-	-	-	-	-	-	-	-
Total of all segments	687	2,196	-	-	-	-	687	2,196
Eliminations							-	-
Unallocated							(158)	1,568
Consolidated							529	3,764

Segment results	2006 $'000	2005 $'000
Devices Division	(8,870)	(21,632)
Immunology Division	(7,055)	(9,608)
Total of all segments	(15,925)	(31,150)
Eliminations	-	600
Unallocated	(7,802)	(8,012)
Loss from ordinary activities before income tax expense	(23,727)	(38,652)
Income tax expense relating to ordinary activities	-	-
Loss from ordinary activities after related income tax expense	(23,727)	(38,652)
Net Loss	(23,727)	(38,652)

Segment assets and liabilities	Assets 2006 $'000	Assets 2005 $'000	Liabilities 2006 $'000	Liabilities 2005 $'000
Devices Division	14,775	16,320	2,820	7,676
Immunology Division	5,378	11,593	2,236	1,446
Other	-	-	-	-
Total of all segments	20,153	27,913	5,056	9,122
Eliminations	-	-	-	-
Unallocated	640	1,921	15,234	1,136
Consolidated	20,793	29,834	20,290	10,258

Other segment information	Devices Division 2006 $'000	Devices Division 2005 $'000	Immunology Division 2006 $'000	Immunology Division 2005 $'000
Acquisition of segment assets	721	1,115	1,225	497
Depreciation and amortisation of segment assets	448	1,499	28	213
Impairment of inventory	1,526	594	-	-
Impairment of investments	-	-	811	-
Impairment of development cost	-	7,315	-	6,116
Impairment of capitalised patent costs	-	6,459	-	-

Geographical Segment Information

Geographical Segment	Revenue from External Customers 2006 $'000	Revenue from External Customers 2005 $'000	Segment Assets 2006 $'000	Segment Assets 2005 $'000	Acquisition of segment Assets 2006 $'000	Acquisition of segment Assets 2005 $'000
Asia	-	442	-	116	-	-
North America	259	407	5,444	3,166	423	221
Australia	30	60	2,493	11,545	12	894
Europe	101	1,053	12,805	11,633	1,512	-
Middle East	90	234	-	85	-	-
Unallocated	157	-	51	3,289	-	497
Consolidated	637	2,196	20,793	29,834	1,947	1,612

NOTES TO THE FINANCIAL STATEMENTS (continued)

FOR THE FINANCIAL YEAR ENDED 30 JUNE 2006

(c) **Finance facilities**

	Consolidated 2006 $'000	Consolidated 2005 $'000	Company 2006 $'000	Company 2005 $'000
27. NOTES TO THE CASH FLOW STATEMENT				
(a) Reconciliation of cash				
For the purposes of the statement of cash flows, cash includes cash on hand and in banks. Cash at the end of the financial year as shown in the cash flow statement of cash flows is reconciled to the related items in the balance sheet as follows:				
Cash	689	7,862	377	905
(b) Reconciliation of loss from ordinary activities after related income tax to net cash flows from operating activities				
Loss from ordinary activities after related income tax	(23,727)	(38,652)	(32,543)	(24,948)
Depreciation and amortisation of non-current assets	476	1,712	236	378
Unrealised foreign exchange loss/(gain)	(925)	(764)	(943)	831
Equity settled share based payments	750	26	750	26
(Gain)/Loss on disposal of non-current assets	34	(5)	34	(5)
Impairment of capitalised patent costs	-	6,459	-	1,654
Impairment of inventory	1,526	724	237	594
Impairment of investments	811	-	-	-
Impairment of investments in subsidiaries	-	-	5,458	-
Impairment of development costs	-	13,431	-	11,694
Impairment of receivables	-	-	17,662	523
Impairment of non-current assets	150	-	150	-
Changes in net assets and liabilities, net of the effects of purchase of subsidiaries:				
(Increase)/decrease in current receivables	640	715	(1,399)	(647)
(Increase)/decrease in current inventories	25	(120)	4	(59)
(Increase)/decrease in current prepayments	29	(245)	(255)	(144)
Increase/(decrease) in current payables	2,353	(5,570)	2,823	(2,903)
Increase/(decrease) in provisions	282	268	304	184
Net cash used in operating activities	(17,576)	(22,021)	(7,482)	(12,822)
Lease finance facility, reviewed annually				
- amount used	158	270	158	270
- amount unused	192	80	192	80
	350	350	350	350
Equity line facility				
- amount used	-	-	-	-
- amount unused	20,000	20,000	20,000	20,000
	20,000	20,000	20,000	20,000

The company currently has a $20 million equity facility with Global Emerging Markets Inc. expiring in April 2008. This facility allows the company to draw down funds during the period of the facility. The total amount of funds available at any one draw down is dependent on trading volumes of NAL shares. Based on historic average trading volumes, funding of approximately $500,000 to $1m is likely to be available during the 2007 financial year if required to supplement the other funding options.

NOTES TO THE FINANCIAL STATEMENTS (continued)
FOR THE FINANCIAL YEAR ENDED 30 JUNE 2006

28. SUBSIDIARIES

Name of Entity	Country Of Incorporation	Ownership Interest 2006 %	Ownership Interest 2005 %
Parent Entity			
Norwood Abbey Limited (i)	Australia		
Subsidiaries			
Norwood Immunology Ltd (ii)	Australia	83.70	83.70
Norwood Immunology, Inc.	U.S.A.	100	100
Norwood Devices Pty Ltd (iii)	Australia	100	100
Controlled Entity			
Norwood EyeCare Pty Ltd (iii)	Australia	95	100
Norwood Abbey, Inc.	U.S.A.	100	100
Eliza, Inc.	U.S.A.	100	100
Electrospect, Inc.	U.S.A.	100	100
Sightrate B.V.	Netherlands	100	100
Spectral BioSystems, Inc.	U.S.A.	100	100
Norwood Lasers U.K.	U.K.	100	100

(i) Norwood Abbey Limited is the head entity within the tax-consolidated group.
(ii) Subsequent to balance date Norwood Abbey Limited sold 41,495 thousand shares in Norwood Immunology and reduced it's holding to 50.2%. Concurrently, three Norwood Abbey Limited representatives resigned from the board of directors of Norwood Immunology Limited. Norwood Abbey Limited currently has two representatives of the five member board of Norwood Immunology Limited.
(iii) This company is a member of the tax-consolidated group.

29. FINANCIAL INSTRUMENTS

a) Significant Accounting Policies

Details of significant accounting policies and methods adopted, including the criteria for recognition, the basis of measurement and the basis on which revenues and expenses are recognised, in respect of each class of financial asset, financial liability and equity instrument are disclosed in note 1 to the financial statements.

b) Credit Risk Management

Credit risk refers to the risk that a counterparty will default on its contractual obligations resulting in financial loss to the consolidated entity. The consolidated entity has adopted the policy of only dealing with creditworthy counterparties. The consolidated entity measures credit risk on a fair value basis.

The consolidated entity does not have any significant credit risk exposure to any single counterparty or any group of counterparties having similar characteristics.

The carrying amount of financial assets recorded in the financial statements, net of any provisions for losses, represents the company's maximum exposure to credit risk without taking account of the value of any collateral or other security obtained.

c) Fair Value of Financial Instruments

The carrying amount of financial assets and financial liabilities recorded in the financial statements represents their respective fair values, determined in accordance with the accounting policies disclosed in note 1 to the financial statements, with the exception of the investment held by the company in Norwood Immunology Limited which is valued at cost, refer note 10.

d) Foreign Currency Risk Management

Since a proportion of the consolidated entity's operating expenditure is incurred in US dollars and British pounds, the consolidated entity is vulnerable to exchange rate fluctuations between the US dollar and British pound, and the Australian dollar. The company currently does not hedge against this exposure.

e) Fair Value of Call Option and Investment

The call option purchased during the year by Norwood Immunology Ltd to purchase the outstanding capital in Bestowil Holdings has not been valued as there is not sufficient certainty that the consolidated entity will exercise the option which expires on 31 December 2006.

The carrying value of the investment in Bestowil Holdings in the consolidated financial statements has been impaired to NIL (cost : $811 thousand) . There is insufficient evidence to be able to justify carrying the investment

NOTES TO THE FINANCIAL STATEMENTS (continued)

FOR THE FINANCIAL YEAR ENDED 30 JUNE 2006

29. FINANCIAL INSTRUMENTS (continued)

f) Interest Rate Risk

The following table details the consolidated entity's exposure to interest rate risk as at 30 June 2006.

	Average Interest Rate	Variable Interest Rate	Fixed Interest Rate Maturity Less than 1 Year	Fixed Interest Rate Maturity 1 to 5 Years	Fixed Interest Rate Maturity More than 5 Years	Non-Interest Bearing	Total
2006	**%**	**$'000**	**$'000**	**$'000**	**$'000**	**$'000**	**$'000**
Financial Assets							
Cash	4	689	-	-	-	-	689
Receivables	-	-	-	-	-	84	84
Other	-	-	-	-	-	685	685
		689	-	-	-	769	1,458
Financial Liabilities							
Accounts payable	-	28	-	-	-	3,798	3,825
Finance lease	7	-	27	131	-	-	158
Employee benefits	-	-	-	-	-	513	513
Notes Payable (note 15 (i))	14		3,441	-	-	-	3,441
Notes Payable (note 17 (i))	4	-	-	11,949	-	-	11,949
		28	3,468	12,080	-	4,311	19,886
2005							
Financial Assets							
Cash	5	7,862	-	-	-	-	7,862
Receivables	-	-	-	-	-	725	725
Other	-	-	-	-	-	714	714
		7,862	-	-	-	1,439	9,301
Financial Liabilities							
Accounts payable	-	33	-	-	-	2,628	2,661
Finance lease	7	-	41	229	-	-	270
Employee benefits	-	-	-	-	-	495	495
Notes Payable (note 15 (ii))	5	-	6,562	-	-	-	6,562
		33	6,603	229	-	3,123	9,988

30. RELATED PARTY DISCLOSURES

a) Equity Interests in Subsidiaries

Details of the percentage of ordinary shares held in controlled entities are disclosed in note 28 to the financial statements.

b) Key Management Personnel Remuneration

Details of key management personnel remuneration are disclosed in note 4 to the financial statements.

NOTES TO THE FINANCIAL STATEMENTS (continued)

FOR THE FINANCIAL YEAR ENDED 30 JUNE 2006

30. RELATED PARTY DISCLOSURES (continued)

c) *Key Management Personnel Equity Holdings*

Ordinary shares

	Balance @ 1 July 2005	Granted as remuneration No.	Received on exercise of options No.	Net Other change No.	Balance @ 30 June 2006	Balance held nominally	Issuing Entity (i)
Directors							
P.J. Hansen	21,310,000	-	-	-	21,310,000	-	NAL
R.S. Lewis	1,660,000	-	-	-	1,660,000	-	NAL
E.H.S. Wyatt	-	-	-	-	-	-	
R.W. Zahn	-	-	-	-	-	-	
I.W. Hunter	-	-	-	-	-	-	
Executives							
B. Romanin (ii)	28,000	-	-	(28,000)	-	-	NAL
R.G. Walmsley (ii)	850,000	-	-	(850,000)	-	-	NAL
J.H. Bell	38,500	-	-	-	38,500	-	NAL
	23,886,500	-	-	(878,000)	23,008,500	-	
R.F. Williams	197,368	-	-	-	197,368	-	NIM
R. Scarrott	26,316	-	-	-	26,316	-	NIM
	223,684	-	-	-	223,684	-	

	Balance @ 1 July 2004	Granted as remuneration No.	Received on exercise of options No.	Net Other change No.	Balance @ 30 June 2005	Balance held nominally	Issuing Entity (i)
Directors							
P.J. Hansen	21,310,000	-	-	-	21,310,000	-	NAL
R.S. Lewis	1,660,000	-	-	-	1,660,000	-	NAL
E.H.S. Wyatt	-	-	-	-	-	-	
R.W. Zahn	-	-	-	-	-	-	
I.W. Hunter	-	-	-	-	-	-	
Executives							
B. Romanin (ii)	28,000	-	-	-	28,000	-	NAL
R.G. Walmsley (ii)	850,000	-	-	-	850,000	-	NAL
J.H. Bell	38,500	-	-	-	38,500	-	NAL
	23,886,500	-	-	-	23,886,500	-	
R.F. Williams	197,368	-	-	-	197,368	-	NIM
R. Scarrott	26,316	-	-	-	26,316	-	NIM
	223,684	-	-	-	223,684	-	

(i) Issuing entity – Norwood Abbey Limited (NAL) and Norwood Immunology Limited (NIM).
(ii) This specified director/executive resigned during the period and accordingly the closing balance for the director/executive has been shown as nil

NOTES TO THE FINANCIAL STATEMENTS (continued)
FOR THE FINANCIAL YEAR ENDED 30 JUNE 2006

30. RELATED PARTY DISCLOSURES (continued)

c) *Key Management Personnel Equity Holdings*

Share Options

	Bal @ 1 July 2005 No.	Granted as remuneration No.	Exercised No.	Other change No.	Bal @ 30 June 2006 No.	Bal Vested @ 30 June 2006 No.	Vested but not exercise-able No.	Vested and exercise-able No.	Options vested during the year No.	Issuing Entity (i)
Directors										
P.J. Hansen	-	-	-	-	-	-	-	-	-	
D.M. Ryan	-	-	-	-	-	-	-	-	-	
R.S. Lewis	-	-	-	-	-	-	-	-	-	
J.E. Jefferis	-	-	-	-	-	-	-	-	-	
E.H.S. Wyatt	50,000	-	-	-	50,000	50,000	-	50,000	-	NAL
R.W. Zahn	50,000	-	-	-	50,000	50,000	-	50,000	-	NAL
I.W. Hunter	550,000	500,000	-	(1,000,000)	50,000	50,000	-	50,000	-	NAL
	650,000	500,000	-	(1,000,000)	150,000	150,000	-	150,000	-	
Executives										
B. Romanin	750,000	-	-	(750,000)	-	-	-	-	-	NAL
R.G. Walmsley	-	-	-	-	-	-	-	-	-	NAL
J.H. Bell	250,000	-	-	(250,000)	-	-	-	-	-	NAL
	1,000,000	-	-	(1,000,000)	-	-	-	-	-	
R.F. Williams	4,658,684	-	-	-	4,658,684	4,658,684	-	-	-	NIM
R. Scarrott	903,159	-	-	-	903,159	903,159	-	-	-	NIM
	5,561,843	500,000	-	(2,000,000)	5,711,843	5,711,843	-	-	-	

	Bal @ 1 July 2004 No.	Granted as remuneration No.	Exercised No.	Other change No.	Bal @ 30 June 2005 No.	Bal Vested @ 30 June 2005 No.	Vested but not exercise-able No.	Vested and exercise-able No.	Options vested during the year No.	Issuing Entity (i)
Directors										
P.J. Hansen	-	-	-	-	-	-	-	-	-	
D.M. Ryan	-	-	-	-	-	-	-	-	-	
R.S. Lewis	-	-	-	-	-	-	-	-	-	
J.E. Jefferis	-	-	-	-	-	-	-	-	-	
E.H.S. Wyatt	-	50,000	-	-	50,000	50,000	-	50,000	50,000	NAL
R.W. Zahn	-	50,000	-	-	50,000	50,000	-	50,000	50,000	NAL
I.W. Hunter	-	550,000	-	-	550,000	550,000	-	550,000	550,000	NAL
	-	650,000	-	-	650,000	650,000	-	650,000	650,000	
Executives										
B. Romanin	1,020,500	-	-	(270,500)	750,000	750,000	750,000	-	-	NAL
R.G. Walmsley	275,600	-	-	(275,600)	-	-	-	-	-	NAL
J.H. Bell	496,200	-	-	(246,200)	250,000	250,000	250,000	-	-	NAL
	1,792,300	-	-	(792,300)	1,000,000	1,000,000	1,000,000	-	-	
R.F. Williams	5,746,052	-	-	(1,087,368)	4,658,684	4,658,684	-	-	-	NIM
R. Scarrott	39,474	-	-	(863,685)	903,159	903,159	-	-	-	NIM
	5,785,526	-	-	(223,683)	5,561,843	5,561,843	-	-	-	

NOTES TO THE FINANCIAL STATEMENTS (continued)

FOR THE FINANCIAL YEAR ENDED 30 JUNE 2006

30. RELATED PARTY DISCLOSURES (continued)

	CONSOLIDATED		COMPANY	
	2006	2005	2006	2005
	$	$	$	$
d) Other transactions with key management personnel				
The operating loss before income tax includes the following items of expense that resulted from transactions with directors or their director-related entities:				
Consultancy fees	90,469	129,219	90,469	129,216

During the financial year, Prof. I.W. Hunter, provided consultancy services to the company totalling $80,129 (2005:$107,456). Prof. I. W. Hunter receives a monthly retainer for providing services as a member of the Scientific Advisory Board.

During the financial year, Lewis Trende, a firm associated with Mr. R.S. Lewis, provided corporate consultancy services to the company totalling $10,340 (2005:$21,760). Services are provided on an ad hoc basis and charged at commercial hours rates. There is no formal contract in place.

e) Transactions Within the Wholly-Owned Group

The wholly owned group includes:

- the ultimate parent entity; and
- the wholly-owned controlled entities.

Amounts receivable from entities in the wholly-owned group are disclosed in note 10 to the financial statements.

During the financial year the ultimate parent entity provided administration services to Norwood Immunology Limited for a total fee of $490,000 (2005 : $600,000). Interest is charged on the outstanding balance at the 90 day bank bill rate.

During the financial year the ultimate parent entity provided administration services to all other entities in the wholly-group for no charge.

f) Parent Entity

The ultimate Australian parent entity and ultimate parent entity in the consolidated entity and the wholly-owned group is Norwood Abbey Limited.

NOTES TO THE FINANCIAL STATEMENTS (continued)

FOR THE FINANCIAL YEAR ENDED 30 JUNE 2006

31. IMPACTS OF THE ADOPTION OF AUSTRALIAN EQUIVALENTS TO INTERNATIONAL FINANCIAL REPORTING STANDARDS

Effect of A-IFRS on the balance sheet as at 1 July 2004	Note	Consolidated Superseded policies* $'000	Consolidated Effect of transition to A-IFRS $'000	Consolidated A-IFRS $'000	Company Superseded policies* $'000	Company Effect of transition to A-IFRS $'000	Company A-IFRS $'000
Current assets							
Cash and cash equivalents		23,294	-	23,294	11,865	-	11,865
Trade and other receivables		1,570	-	1,570	140	-	140
Inventories		3,106	-	3,106	974	-	974
Current tax assets		-	-	-	181	-	181
Other		469	-	469	-	-	-
Total current assets		28,439	-	28,439	13,160	-	13,160
Non-current assets							
Other financial assets		6	-	6	29,774	-	29,774
Plant and equipment	d	1,291	-	1,291	1,012	-	1,012
Deferred tax assets		-	-	-	-	-	-
Other intangible assets		23,907	-	23,907	2,025	-	2,025
Other	b	23,395	(12,270)	11,125	19,016	(7,891)	11,125
Total non-current assets		48,599	(12,270)	36,329	51,827	(7,891)	43,936
Total assets		77,038	(12,270)	64,768	64,987	(7,891)	57,096
Current liabilities							
Trade and other payables		5,642	-	5,642	2,885	-	2,885
Borrowings		7,298	-	7,298	55	-	55
Current tax payables		-	-	-	-	-	-
Provisions		358	-	358	310	-	310
Total current liabilities		13,298	-	13,298	3,250	-	3,250
Non-current liabilities							
Borrowings		5,881	-	5,881	3,364	-	3,364
Deferred tax liabilities		-	-	-	-	-	-
Provisions		139	-	139	139	-	139
Total non-current liabilities		6,020	-	6,020	3,503	-	3,503
Total liabilities		19,318	-	19,318	6,753	-	6,753
Net assets		57,720	(12,270)	45,450	58,234	(7,891)	50,343
Equity							
Share capital		95,725	(10,074)	85,651	85,651	-	85,651
Reserves	e	(57)	10,430	10,373	-	356	356
Accumulated losses	g	(42,283)	(12,626)	(54,909)	(27,417)	(8,247)	(35,664)
Parent entity interest		53,385	(12,270)	41,115	58,234	(7,891)	50,343
Minority interest		4,335		4,335	-	-	-
Total equity		57,720	(12,270)	45,450	58,234	(7,891)	50,343

* Reported financial position as at year ended 30 June 2004.

NOTES TO THE FINANCIAL STATEMENTS (continued)

FOR THE FINANCIAL YEAR ENDED 30 JUNE 2006

31. IMPACTS OF THE ADOPTION OF AUSTRALIAN EQUIVALENTS TO INTERNATIONAL FINANCIAL REPORTING STANDARDS (continued)

Effect of A-IFRS on the income statement for the financial year ended 30 June 2005.

		Consolidated			Company		
	Note	Superseded policies* $'000	Effect of transition to A-IFRS $'000	A-IFRS $'000	Superseded policies* $'000	Effect of transition to A-IFRS $'000	A-IFRS $'000
Revenue		2,196	-	2,196	58	-	58
Cost of sales		(1,042)	-	(1,042)	(24)	-	(24)
Gross profit		1,154	-	1,154	34	-	34
Other income		1,595	-	1,595	192	-	192
Distribution expenses		(4,641)	-	(4,641)	(2,398)	-	(2,398)
Marketing expenses		(3,241)	-	(3,241)	(1,272)	-	(1,272)
Occupancy expenses		(387)	-	(387)	(363)	-	(363)
Administration expenses		(12,184)	183	(12,001)	(5,828)	(26)	(5,854)
Finance costs		(421)	-	(421)	(18)	-	(18)
Impairment of inventory		(724)	-	(724)	(594)	-	(594)
Write down of research and development costs		(25,701)	12,270	(13,431)	(19,585)	7,891	(11,694)
Write down of patent costs		(6,459)	-	(6,459)	(1,654)	-	(1,654)
Other expenses		(96)	-	(96)	(1,327)	-	(1,327)
Profit before income tax expense		(51,105)	12,453	(38,652)	(32,813)	7,865	(24,948)
Income tax expense		-	-	-			-
Profit for the period		(51,105)	12,453	(38,652)	(32,813)	7,865	(24,948)
Profit attributable to minority interest		1,566	(638)	928	-		-
Profit attributable to members of the parent entity		(49,539)	11,815	(37,724)	(32,813)	7,865	(24,948)

* Reported financial results under previous Australian GAAP.

NOTES TO THE FINANCIAL STATEMENTS (continued)

FOR THE FINANCIAL YEAR ENDED 30 JUNE 2006

31. IMPACTS OF THE ADOPTION OF AUSTRALIAN EQUIVALENTS TO INTERNATIONAL FINANCIAL REPORTING STANDARDS (continued)

Effect of A-IFRS on the balance sheet as at 30 June 2005

		Consolidated			Company		
		Super-seded policies* $'000	Effect of transition to A-IFRS $'000	A-IFRS $'000	Super-seded policies* $'000	Effect of transition to A-IFRS $'000	A-IFRS $'000
Current assets							
Cash and cash equivalents		7,862		7,862	905		905
Trade & other receivables		725		725	787		787
Inventories		2,632		2,632	525		525
Current tax assets		-		-	-		-
Other		714		714	240		240
Total current assets		11,933	-	11,933	2,457	-	2,457
Non-current assets							
Other financial assets		6		6	40,886		40,886
Property, plant and equipment		1,266		1,266	932		932
Deferred tax assets	f	-		-	-		-
Other intangible assets	c	19,221	(2,592)	16,629	-		-
Other		-		-	-		-
Total non-current assets		20,493	(2,592)	17,901	41,818	-	41,818
Total assets		32,426	(2,592)	29,834	44,275	-	44,275
Current liabilities							
Trade & other payables		2,661		2,661	1,091		1,091
Borrowings		6,603		6,603	41		41
Current tax payables		-		-	-		-
Provisions		477		477	464		464
Total current liabilities		9,741		9,741	1,596		1,596
Non-current liabilities							
Borrowings		229		229	3,332		3,332
Deferred tax liabilities	f	-		-	-		-
Provisions		288		288	169		169
Total non-current liabilities		517	-	517	3,501		3,501
Total liabilities		10,258	-	10,258	5,097	-	5,097
Net assets		22,168	(2,592)	19,576	39,178	-	39,178
Equity							
Share capital		110,948	(11,540)	99,408	99,408		99,408
Reserves	a,c,e	-	9,095	9,095	-	383	383
Accumulated loss	g	(90,434)	(3)	(90,437)	(60,230)	(383)	(60,613)
Parent entity interest		20,514	(2,448)	18,066	39,178	-	39,178
Minority interest		1,654	(144)	1,510	-		
Total equity		22,168	(2,592)	19,576	39,178	-	39,178

* Reported financial position under previous Australian GAAP.

NOTES TO THE FINANCIAL STATEMENTS (continued)

FOR THE FINANCIAL YEAR ENDED 30 JUNE 2006

31. IMPACTS OF THE ADOPTION OF AUSTRALIAN EQUIVALENTS TO INTERNATIONAL FINANCIAL REPORTING STANDARDS (continued)

Effect of A-IFRS on the cash flow statement for the financial year ended 30 June 2005

There are no material differences between the cash flow statement presented under A-IFRS and the cash flow statement presented under the superseded policies.

Notes to the reconciliations of income and equity

(a) Revenue

Under superseded policies, the consolidated entity recognised the gain or loss on disposal of plant and equipment on a 'gross' basis by recognising the proceeds from sale as revenue, and the carrying amount of the plant and equipment disposed as an expense. Under A-IFRS, the gain or loss on disposal is recognised on a 'net' basis, and is classified as income, rather than revenue. Accordingly, the 'gross' amounts have been reclassified within the income statement for A-IFRS reporting purposes.

(b) Research costs

For the financial year ended 30 June 2005, the loss for the period is reduced by $12,270,000 in the consolidated entity (Company: $7,891,000) as a result of the derecognition of research costs on transition.

(c) Goodwill

Under A-IFRS goodwill arising on the purchase of additional securities in a controlled entity in the year ended 30 June 2005 is not recognised as goodwill but rather a reduction in equity. The goodwill balance of $2,802,000 previously recognised as an asset is now recognised as a reduction in equity.

The consolidated entity has elected not to restate business combinations that occurred prior to the date of transition to A-IFRS, and accordingly, the carrying amount of goodwill at the date of transition has not changed.

Goodwill is not subject to amortisation, but must be tested for impairment annually and whenever there is an indication that goodwill may be impaired. As a result an adjustment to reduce the amortisation expense by $210,000 for the financial year ended 30 June 2005 is required

(d) Plant and equipment

The consolidated entity elected to measure plant and equipment other than equipment under finance leases on transition to A-IFRS at cost as the cost under previous GAAP was compliant with A-IFRS.

(e) Share-based payments

On transition to A-IFRS and for the financial year ended 30 June 2005, share-based payments of $356,000 and $27,000 (included in 'employee benefit expenses') which were not recognised under the superseded policies were recognised under A-IFRS, with a corresponding increase in the equity-settled benefits reserve.

These adjustments had no material tax or deferred tax consequences.

(f) Income tax

Under superseded policies, the consolidated entity adopted tax-effect accounting principles whereby income tax expense was calculated on pre-tax accounting profits after adjustment for permanent differences. The tax-effect of timing differences, which occur when items were included or allowed for income tax purposes in a period different to that for accounting were recognised at current taxation rates as deferred tax assets and deferred tax liabilities, as applicable.

Under A-IFRS, deferred tax is determined using the balance sheet liability method in respect of temporary differences arising from differences between the carrying amount of assets and liabilities in the financial statements and their corresponding tax bases.

A deferred tax asset shall be recognised for the carry forward of unused tax losses to the extent that it is probable that future taxable profit will be available against which the unused tax losses can be utilised.

As it is currently not probable that the entity will generate taxable profits to offset against unused tax losses, no deferred tax asset has been recognised.

(g) Accumulated Loss

The effect of the above adjustments on accumulated losses is as follows:

	Consolidated		Company	
	1 Jul 04 $'000	30 Jun 05 $'000	1 Jul 04 $'000	30 Jun 05 $'000
Goodwill no longer amortised	-	210	-	-
Share of losses assumed by minority interest	-	170	-	-
Expensing share-based payments	(356)	(383)	(356)	(383)
Research costs	(12,270)	-	(7,892)	-
Total adjustment to accumulated loss	(12,626)	(3)	(8,248)	(383)
Attributable to members of the parent entity	(12,626)	(3)	(8,248)	(383)
Attributable to minority interests	-	-	-	-
	(12,626)	(3)	(8,248)	(383)

ADDITIONAL STOCK EXCHANGE INFORMATION

(AS AT 31 AUGUST 2006)

Fully Paid Ordinary Shares

- 191,416,142 fully paid ordinary shares are held by 3,815 individual shareholders.

  All issued ordinary shares carry one vote per share.

Options

- 15,985,000 options are held by 13 individual option holders.

  Options do not carry a right to vote.

Distribution Of Holders Of Equity Securities

			Fully Paid Ordinary Shares	Options
1	-	10,000	2,697	-
10,001	-	20,000	490	-
20,001	-	50,000	398	3
50,001	-	9,999,999,999	230	10
			3,815	13

Substantial Shareholders

Ordinary Shareholders	Fully Paid Number	Percentage
ANZ NOMINEES LIMITED	21,199,948	11.08%
WESTPAC CUSTODIAN NOMINEES LIMITED	20,360,682	10.64%
BARLOMA NOMINEES PTY LTD	18,200,000	9.51%
HSBC CUSTODY NOMINEES (AUSTRALIA) LIMITED-GSI ECSA	15,768,013	8.24%
J P MORGAN NOMINEES AUSTRALIA LIMITED	13,747,028	7.18%
	89,275,671	46.65%

Fully paid ordinary shares carry one vote per share and carry the right to dividends.

ADDITIONAL STOCK EXCHANGE INFORMATION

(AS AT 31 AUGUST 2006)

Twenty Largest Holders Of Quoted Equity Securities

Ordinary Shareholders	Fully Paid Number	Fully Paid Percentage
ANZ NOMINEES LIMITED	21,199,948	11.08%
WESTPAC CUSTODIAN NOMINEES LIMITED	20,360,682	10.64%
BARLOMA NOMINEES PTY LTD	18,200,000	9.51%
HSBC CUSTODY NOMINEES (AUSTRALIA) LIMITED-GSI ECSA	15,768,013	8.24%
J P MORGAN NOMINEES AUSTRALIA LIMITED	13,747,028	7.18%
BEVILLES EXECUTIVES SUPER FUND PTY LTD	9,450,730	4.94%
CIBA VISION AG	3,705,882	1.94%
LINK TRADERS (AUST) PTY LTD	3,000,000	1.57%
CITICORP NOMINEES PTY LIMITED	2,845,160	1.49%
INDIRA ENTERPRISES PTY LTD	2,529,890	1.32%
ROXTRUS PTY LTD	2,450,000	1.28%
CIBA VISION AG	2,333,333	1.22%
MR PETER J HANSEN	2,260,000	1.18%
PINTA PTY LTD	2,208,518	1.15%
TAP PHARMACEUTICAL PRODUCTS INC	1,644,471	0.86%
DORVELL PTY LTD	1,592,747	0.83%
MR DEREK MAXWELL RYAN	1,000,000	0.52%
MR CHRISTOPHER BROOKS, MR STEPHEN BROOKS	950,000	0.50%
LABARGE INCORPORATED	940,000	0.49%
NORITA PTY LTD	900,000	0.47%
	127,086,402	65.20

Company Secretary
Mr J.H. Bell

Principal Registered Office

Level 16
525 Collins Street
MELBOURNE VIC 3000
Tel: (03) 8608 2000

Principal Administration Office

63 Wells Road
CHELSEA HEIGHTS VICTORIA 3196
Tel: (03) 9782 7333

Share Registry

Computershare Investor Services Pty Limited
Yarra Falls
452 Johnston Street
ABBOTSFORD VIC 3067
Tel: (03) 9415 5000

Stock Exchange Listings

Norwood Abbey Limited's ordinary shares are quoted by the Australian Stock Exchange Limited.

CORPORATE DIRECTORY

NORWOOD ABBEY LTD
ACN 085 162 456
ABN 20 085 162 456

Board Of Directors
Peter Hansen : Executive Chairman
Ron Lewis : Non Executive Director
Elizabeth Wyatt : Non Executive Director
Prof. Ian Hunter : Non Executive Director

Executive Management
Peter Hansen : Executive Chairman
Jeffrey Bell : Chief Operating Officer and Company Secretary

Principal Administration Office
63 Wells Road
Chelsea Heights VIC 3196
Australia
Tel +61 3 9782 7333
Fax +61 3 9782 7334
norwood@norwoodabbey.com.au
www.norwoodabbey.com

Share Registry
Computershare Investor Services Pty Limited
Yarra Falls
452 Johnston Street
ABBOTSFORD VIC 3067

Auditors
Deloitte Touche Tohmatsu
505 Bourke Street
Melbourne VIC 3000

Solicitors
Minter Ellison
Rialto Towers, Level 23
525 Collins Street
Melbourne VIC 3000

Norwood Abbey Limited and its Controlled Entities

ACN 085 162 456

FINANCIAL REPORT
FOR THE FINANCIAL YEAR ENDED
30 JUNE 2006

NORWOOD ABBEY LIMITED

FINANCIAL REPORT

FOR THE FINANCIAL YEAR ENDED 30 JUNE 2006

NORWOOD ABBEY LIMITED

CORPORATE GOVERNANCE STATEMENT

The directors are responsible for the corporate governance practices of the company. This statement sets out the main corporate governance practices that were in operation throughout the financial year, except where otherwise stated.

The Board believes that Norwood Abbey's policies and practices comply in all substantial respects with the ASX Corporate Governance Council Principles of Good Corporate Governance. Where the Company's corporate governance practices do not correlate with the practices recommended by the Council, the departure is primarily due to the size of the Company and the nature and operational history of the Company.

The Board of Directors

The Board carries out its responsibilities according to the following mandate:

- the Board should comprise a majority of non-executive directors;
- the directors should possess a broad range of skills, qualifications and experience;
- the Board should meet on a regular basis; and
- all available information in connection with items to be discussed at a meeting of the Board shall be provided to each director prior to that meeting.

On the day the directors' report is made out, the Board consisted of one executive director and three non-executive directors. Details of the directors are set out in the directors' report.

The primary responsibilities of the Board include:

- the approval of the annual and half-year financial report;
- the establishment of long term goals of the company and strategic plans to achieve those goals;
- the review and adoption of annual budgets for the financial performance of the company and monitoring the results on a monthly basis; and
- ensuring that the company has implemented adequate systems of internal controls together with appropriate monitoring of compliance activities.

Independent Professional Advice

With the prior approval of the Chairman, each director has the right to seek independent legal and other professional advice at the company's expense concerning any aspect of the company's operations or undertakings in order to fulfil their duties and responsibilities as directors.

Nomination Committee

The Board has established a nomination committee consisting of the following directors:

- Mr. P.J. Hansen (Executive - Chairman)
- Mr. R.S. Lewis
- Mrs. E.H.S. Wyatt
- Mr. R.W. Zahn

The nomination committee reviews the composition of the Board on an annual basis and makes recommendations to the Board, where considered necessary, to ensure that the Board comprises a majority of non-executive directors with an appropriate mix of skills and experience. Where necessary, the committee seeks the advice of external advisers in connection with suitability of applicants for Board membership.

Nomination Committee (cont'd)

The terms and conditions of the appointment of non-executive directors are set out in a formal letter of appointment which deals with the following matters:

- duration of appointment (subject to approval of shareholders);
- remuneration;
- expectations concerning preparation and attendance at Board meetings;
- conflict resolution; and
- the right to seek independent legal and professional advice (subject to the prior approval of the Chairman).

Remuneration Committee

The Board has established a remuneration committee consisting of the following non-executive directors:

- Mr. R.W. Zahn (Chairman)
- Mr. R.S. Lewis
- Mrs. E.H.S. Wyatt

The remuneration committee reviews the remuneration policies applicable to all directors and executive officers on an annual basis and makes recommendations on remuneration packages and terms of employment to the Board. Remuneration packages, which consist of base salary, fringe benefits, incentive schemes (including performance-related bonuses), superannuation, and entitlements upon retirement or termination, are reviewed with due regard to performance and other relevant factors.

Particulars concerning directors' and executives' remuneration and the company's executive and employee share option plan are set out in notes 4 and 5 to the financial statements.

Audit Committee

The Board has established an audit committee consisting of four directors, three of whom are non-executive directors. The current members of the audit committee are:

- Mr. R.S. Lewis (Chairman)
- Mr. R.W. Zahn
- Mrs. E.H.S. Wyatt
- Mr. P.J. Hansen (Executive)

The audit committee provides a forum for the effective communication between the Board and external auditors. The audit committee reviews:

- the annual and half-year financial report prior to their approval by the Board;
- the effectiveness of management information systems and systems of internal control; and
- the efficiency and effectiveness of the external audit function, including reviewing the annual audit plan.

NORWOOD ABBEY LIMITED

CORPORATE GOVERNANCE STATEMENT
(continued)

Audit Committee (cont'd)

The audit committee generally invites the Chief Operating Officer and the external auditors to attend audit committee meetings. The audit committee also meets with and receives regular reports from the external auditors concerning any matters which arise in connection with the performance of their respective roles, including the adequacy of internal controls.

Risk Management

The Board is responsible for the company's system of internal controls. The Board constantly monitors the operational and financial aspects of the company's activities and, through the audit committee, the Board considers the recommendations and advice of external auditors and other external advisers on the operational and financial risks that face the company.

The Board ensures that recommendations made by the external auditors and other external advisers are investigated and, where considered necessary, appropriate action is taken to ensure that the company has an appropriate internal control environment in place to manage the key risks identified.

In addition, the Board investigates ways of enhancing existing risk management strategies, including appropriate segregation of duties and the employment and training of suitably qualified and experienced personnel.

Code of Conduct

As part of the Board's commitment to the highest standard of conduct, the company adopts a code of conduct to guide executives, management and employees in carrying out their duties and responsibilities. The code of conduct covers such matters as:

- responsibilities to shareholders;
- compliance with laws and regulations;
- relations with customers and suppliers;
- ethical responsibilities;
- employment practices; and
- responsibilities to the environment and the community.

NORWOOD ABBEY LIMITED

DIRECTORS' REPORT

The directors of Norwood Abbey Limited submit herewith the annual financial report for the financial year ended 30 June 2006. In order to comply with the provisions of the Corporations Act 2001, the directors report as follows:

Directors

The names and particulars of the directors of the company during or since the end of the financial year are:

Name	***Particulars***
Mr. P.J. Hansen	Executive Chairman, aged 61 joined the Board in 1999.
Mr. R.S. Lewis	Aged 59, joined the Board in 1999 in a non-executive capacity. During the year, Mr. Lewis was formally appointed Lead Outside Director by the board on appointment of the non-executive directors.
Mrs. E.H.S. Wyatt	Aged 59, joined the Board in 2004 in a non-executive capacity.
Mr. R.W. Zahn	Aged 55, joined the Board in 2004 in a non-executive capacity.
Prof. I.W. Hunter	Aged 53, joined the Board in 2004 in a non-executive capacity, resigned 21 August 2006.

Mr Peter J. Hansen B.Ec. (Hons)

Executive Chairman, Member of Remuneration, Nomination and Audit Committees

Mr. Hansen has more than 30 years experience in product development and manufacturing operations in medical, electronic and optical businesses. Prior to establishing Norwood, Mr. Hansen was Managing Director of a family group of companies involved in the manufacture and marketing of patented optical products. From 1970 to 1986 he was founder and Managing Director of The Valet Group. In this role he established an electronic manufacturing facility in Singapore and took the company to the ASX in 1986. Peter has been primarily responsible for the development of Norwood's business and technology and its acquisition of Transmedica International, Inc. and Spectral and their extensive technology portfolios.

Directorships of other listed companies
Mr. Hansen has served as a non-executive director for AIM listed Norwood Immunology Limited since 2000.

Mr. R.S. Lewis B.Ec. (Hons) - M. Admin

Non-Executive, Lead Outside Director, Chairman of Audit Committee, Member of Remuneration and Nomination Committees.

Mr. Lewis is one of the founding partners in Lewis Trende, corporate advisers. He has over thirty years' experience in strategic planning, financial structuring, project evaluation, business valuation and corporate due diligence. Mr. Lewis was previously founder and principal of Australian Business Management Group, which created a group of listed entities supporting innovative technologies and acted as Chairman of two of these listed entities. In addition to his business interests, Mr. Lewis was a lecturer in the MBA and undergraduate programs at Monash University for 14 years, specialising in corporate finance, mergers and takeovers and financial accounting.

Directorships of other listed companies
Mr. Lewis served as a non-executive director for AIM listed Norwood Immunology Limited since 2005. Mr. Lewis resigned from as a director from Norwood Immunology Limited on 31 August 2006.

Mrs. E.H.S. Wyatt MBA, BA, Master of Education
Non-Executive, Member of Remuneration, Nomination and Audit Committees.

Mrs. Wyatt was employed by one of the world's most highly regarded and successful pharmaceutical companies, Merck and Co., Inc for twenty years. During the period between 1980 and 2000, Mrs. Wyatt held a number of senior roles and most recently was Vice President, Corporate Licensing. Since 2002 Mrs. Wyatt has been a Board member of MedImmune, Inc., ARIAD Pharmaceuticals, Inc. and Neose Technologies. Mrs. Wyatt is on the Board of Trustees of the Randolph-Macon College (Chair of Committee on Trustees; Past Chair, Nominating and Enrollment Committees; 1997 Presidential Selection Committee) and recently joined the Board of Trustees at Sweet Briar College.

Directorships of other listed companies
Mrs. Wyatt has served as a non-executive director for MedImmune, Inc., since 2002, ARIAD Pharmaceuticals, Inc., since 2002, Neose Technologies, Inc., since 2002 and The Medicines Company, since 2005. Mrs. Wyatt served as a non-executive director for AIM listed Norwood Immunology Limited since 2005.

Mr. R.W. Zahn B.S. BA
Non-Executive, Chairman of Remuneration Committee, Member of Nomination and Audit Committees.

Mr. Zahn has more than thirty years of experience in the Biotechnology and Pharmaceutical industries. Most recently, Mr. Zahn was President of Schering Laboratories, Director, Schering Corporation, and a Corporate Vice President of Schering-Plough Corporation. Prior to Schering-Plough, Mr. Zahn was with Johnson and Johnson (1973-1992) where he held a number of senior positions in sales and marketing and product development.

Directorships of other listed companies
Mr. Zahn served as a non-executive director for AIM listed Norwood Immunology Limited since 2005. Mr. Zahn resigned from as a director from Norwood Immunology Limited on 31 August 2006.

Prof. I.W. Hunter B.Sc., MSc, PhD
Non-Executive, Member of Remuneration and Nomination Committees – resigned 28 August 2006.

Professor Hunter is a Chaired Professor in the Department of Mechanical Engineering at Massachusetts Institute of Technology (MIT) and is also a Professor of Biological Engineering at MIT. He is Head of the MIT BioInstrumentation Laboratory and is also Co-Director of the Brit and Alex d'Arbeloff Laboratory for Information Systems and Technology at MIT. Professor Hunter has over 250 scientific publications and many patents.

Company Secretary

Mr. J.H. Bell CA B.Bus.(Acc)

Mr. Bell, aged 34, is the Chief Operating Officer and Company Secretary of Norwood Abbey Ltd. He is responsible for the financial and statutory obligations and daily operations of the Company and has fifteen years experience advising on all aspects of business management and accounting; including statutory financial reporting. Mr. Bell was previously responsible for a diverse portfolio of clients primarily in the medical research and manufacturing fields with the Chartered Accounting firm Draffin Walker.

Mr. Bell served as a non-executive director for AIM listed Norwood Immunology Limited since 2003. Mr. Bell resigned from as a director from Norwood Immunology Limited on 31 August 2006.

DIRECTORS' REPORT
(continued)

Directors' Shareholdings

The following table sets out each director's relevant interest in shares and options of the company or a related body corporate as at the date of this report.

Directors	*Fully Paid Ordinary Shares*	*Options Over Fully Paid Ordinary Shares*
P.J. Hansen	21,310,000	-
R.S. Lewis	1,660,000	-
E.H.S Wyatt	-	50,000
R.W. Zahn	-	50,000
I.W. Hunter	-	50,000
	22,970,000	150,000

Directors' Meetings

The following table sets out the number of directors' meetings (including meetings of committees of directors) held during the financial year and the number of meetings attended by each director (while they were a director or committee member). During the financial year, seven Board meetings, two nomination committee meetings, one remuneration committee meeting and eight audit committee meetings were held.

	Board of Directors		*Nomination Committee*		*Remuneration Committee*		*Audit Committee*	
Directors	*Held*	*Attended*	*Held*	*Attended*	*Held*	*Attended*	*Held*	*Attended*
P.J. Hansen	4	4	-	-	3	3	9	9
R.S. Lewis	4	4	-	-	3	3	9	9
E.H.S Wyatt	4	3	-	-	3	2	9	6
R.W. Zahn	4	4	-	-	3	3	9	8
I.W. Hunter	4	3	-	-	3	2	-	-

Indemnification of Officers and Auditors

During the financial year, the company paid a premium in respect of a contract insuring the directors of the company (as named above), the company secretary, Mr. J.H. Bell, and all executive officers of the company and of any related body corporate against a liability incurred as such a director, secretary or executive officer to the extent permitted by the Corporations Act 2001. The contract of insurance prohibits disclosure of the nature of the liability and the amount of the premium.

The company has not otherwise, during or since the financial year, indemnified or agreed to indemnify an officer or auditor of the company or of any related body corporate against a liability incurred as such an officer or auditor.

Principal Activities

The consolidated entity's principal activities in the course of the financial year were the development, commercialisation and marketing of medical technologies relating to drug delivery and other therapies.

NORWOOD ABBEY LIMITED

DIRECTORS' REPORT (continued)

Consolidated Operating Result

The consolidated operating loss after income tax attributable to the members of the parent entity for the financial year ended 30 June 2006 was $23,727 thousand (2005 – loss of $38,652 thousand).

The consolidated operating loss for the financial year ended 30 June 2006 was affected by a number of non-recurring charges against profits.

Asset write downs charged against current year consolidated profits:

	Devices $'000	Immunology $'000	Total $'000
Impairment of investments	-	(811)	(811)
Impairment of inventory	(1,526)	-	(1,526)
	(1,526)	(811)	(2,337)

At each reporting date the audit committee reviews the carrying values of, amongst other items, its intellectual property and research and development assets as they relate to each of the company's projects. The carrying values of these assets and their ability to be retained on the face of the balance sheet are reviewed with specific reference to the criteria established in the Australian Accounting Standards, Urgent Issues Group Consensus Views and other relevant laws and accounting pronouncements.

Review of Operations

Strategy

The primary underlying strategy of Norwood is to seek to acquire, develop and commercialise innovative medical technologies and to then endeavour to crystallize an enhanced value via a spin out, licensing or sale of the project.

Norwood is concentrating on the development and commercialization of its EyeCare and Needle-free drug delivery projects as well as taking steps to ensure both the optimal development (together with the necessary funding) for the Immunology project.

While Norwood has made progress towards its goals of developing its projects so as to create enhanced value to shareholders, the past year has been both challenging and disappointing. In particular sales of Eye Care products have suffered as a result of substantial changes in the competitive position, and sales have been very disappointing.

The development of a strong intellectual property position – largely, but not solely, in the form of patents – is one of the cornerstones of Norwood's strategy. In excess of 20 international patents have been granted in respect to Immunology, Eye care and Drug Delivery since 30 June 2005

NORWOOD IMMUNOLOGY ('NIM')

NIM Clinical Development

NIM has also made progress in respect to the development of its clinical trial programme. In the course of the year NIM completed its Phase II cancer (bone marrow transplantation patients) Australian clinical study. In addition, NIM commenced two Phase II clinical trials in the US.

Virosome Biologicals

In January 2006, NIM advised that it had taken out an option to acquire all of the capital of a Netherlands company - Bestewil Holding Limited - the 100% owner of Virosome Biologicals ('VB'). VB is developing and commercialising a proprietary platform enabling technology for vaccines. The initial focus of VB is the development of virosomes for use in the delivery of influenza vaccines. VB have licensed the virosome adjuvant technology to Solvay Pharmaceuticals ('Solvay') with respect to the delivery of intra-nasal influenza vaccines.

Consolidated Operating Result (cont'd)

Research
In March of 2006, NIM entered into a research partnership with the Australian Stem Cell Centre ('ASCC') and Monash University with the aim of developing a new technology platform that combines immune system research with stem cell technologies and developments.

The research will be jointly funded by NIM and the ASCC. The partnership and joint funding of research is expected to reduce the cost of research funding for NIM.

EYECARE

Background
The Company has been developing and marketing products based on the Epi-LASIK technology that was purchased from CIBA Vision. Epi-LASIK is seen as the next generation of laser vision correction surgery.

The previously advised release of competitive Epi-LASIK products by major ophthalmology companies has substantially increased the difficulty for Norwood in marketing its Epi-LASIK products. Sales have consequently been significantly below previous expectations.

In the course of 2006, the US patent office advised Norwood of the granting - in the US - of the first – and arguably the fundamental base patent covering the general concept of Epi-LASIK. In addition, Norwood announced in March of 2006 that it had in-licensed the synergistic Perez patent portfolio. This portfolio includes at least six patent applications, with more than 300 claims, having potential relevance to the general concept of Epi-LASIK.

Norwood has been working on the development of an improved second generation of Epi-LASIK products. The aim has been to develop devices with a substantially lower cost structure and improved performance so as to substantially improve the sales of product.

The granting of the first US patent, together with the licensing of the Perez patent portfolio, has given Norwood the potential opportunity to consider the sale (or out-licensing) of the technology and intellectual property. Norwood believes that all of the released competitive products infringe both the granted 'base' patent as well as potentially a number of the pending applications.

Norwood is currently in commercial discussions with a number of interested parties, and given the developing patent position, is assessing the optimal method of maximizing value from the EyeCare project while at the same time minimizing the potential financial exposure.

The Company believes that greater net value will be derived from the sale, partnering or out-licensing of the project. As a result, Norwood has very substantially reduced its EyeCare operating cost structures.

NEEDLE-FREE DRUG DELIVERY SYSTEM

During the year the company continued its existing partnership with the BioInstrumentation Laboratory of Massachusetts Institute of Technology (MIT), which under the direction of Professor Ian Hunter has been developing a unique, needle-free injection device. Working prototypes have been developed and the Company is currently in discussions with a number of pharmaceutical companies in respect to possible applications in both the human and veterinary areas.

LASER AND ELECTRO-MAGNETIC ENERGY DRUG DELIVERY

As previously advised, the Company made a decision to seek to sell or out-license the laser drug delivery technology. As a consequence, the Company also decided to limit any further investment in the project. Since June 2005 the Company was granted five new patents in Australia, United States, China and Israel.

Consolidated Operating Result (cont'd)

STRUCTURE

Following the completion of research and development of some of the projects, there has been a continuing reduction in the number of staff employed by NAL, and in the cost of operations. Staff levels have been reduced by approximately 75% over the past years.

CORPORATE

Funding

In September 2005, the Company announced that it had entered into arrangements to raise US$10 million via the issue of convertible notes from US investors. In April 2006, the Company announced that it had raised an additional US$3 million via convertible notes from a US investor.

In August 2006, and primarily as a result of discussions with investors (primarily in relation to the Norwood group needing to raise additional capital), an opportunity arose for Norwood Abbey to sell a part of its holding in Norwood Immunology. The Board decided that it would be prudent to sell a part of the holding in NIM, and to use the majority of the proceeds to substantially reduce NAL's outstanding debt.

NAL raised approximately US$10 million from the sale of approximately 41 million shares in NIM (approximately 40% of the NAL holding). US$8.5 million of the proceeds from the sale of NIM shares was applied to repayment of outstanding debt (convertible notes). Norwood Abbey continues to hold in excess of 62 million shares in Norwood Immunology (NIM) which represents slightly more than 50% of the issued capital. At the date of this report and based on the current Norwood Immunology Limited share price on London's AIM Exchange the market value of the Norwood Abbey's holding is $31,371,398.

The consolidated entity and the company intends to continue attracting funds from these sources, where appropriate, supplemented by the following:

- A possible partial off-market divestment of an additional parcel of the company's share holding in Norwood Immunology Limited (NIM). Disposal of these shares and the raising of sufficient funds is subject to the following –
  - obtaining any necessary approval by existing shareholders; and
  - obtaining any necessary approval from those parties who were convertible note holders at the 30 June 2006; and
  - the willingness of third parties to purchase the shares at a price that is sufficient to provide adequate funding.
- The licensing of the Eyecare project targeted to generate upfront licensing fee(s) plus OEM revenues and or royalties.
- The consolidated entity and the company are currently in discussions with a number of potential investors to secure additional funds through equity and/or loans.
- The company currently has a $20 million equity facility with Global Emerging Markets Inc. expiring in April 2008. This facility allows the company to draw down funds during the period of the facility. The total amount of funds available at any one draw down is dependent on trading volumes of NAL shares. Based on historic average trading volumes, funding of approximately $500,000 to $1m is likely to be available during the 2007 financial year if required to supplement the other funding options.

  Concurrent with the above the consolidated entity and the company have implemented a restructuring program. The program is expected to further reduce the current monthly outflow from July 2006. In addition, as part of the proposed Eyecare licensing strategy, it is intended the obligation for servicing patent and certain research and consulting costs be transferred to a prospective licensee/s

SUMMARY

The Board and management of Norwood are currently focused upon the enhancement and crystallization of value from both the Eyecare and Needle-free Injection projects. It is believed that the continued development of NIM, together with the crystallization of value from the above Norwood projects (strategic and commercial partnerships), should lead to the generation of enhanced value to Norwood shareholders.

DIRECTORS' REPORT
(continued)

Changes in State of Affairs

During the financial year there was no significant change in the state of affairs of the consolidated entity other than that referred to in the financial statements or notes thereto.

Subsequent Events

Since the end of the financial year the company has repaid $1,977 thousand (US$1,500 thousand) in principal from the convertible notes entered into by the company in April 2006 (note 15(ii)). The aggregate outstanding after repayment is US$1,500 thousand.

On 8 August 2006, Norwood Abbey Limited disposed of 10,100 thousand Norwood Immunology Limited shares with an aggregate value of $4,245 thousand. The book value of these shares was $1,352 thousand. Norwood Abbey Limited owned 75.55% of Norwood Immunology Limited immediately after completion of this transaction.

On 31 August 2006, Norwood Abbey Limited disposed of 31,395 thousand Norwood Immunology Limited shares for an aggregate value of $9,275 thousand. Proceeds from the sale of these shares was used to discharge two convertible notes (note 17). The book value of these shares was $4,202 thousand. Norwood Abbey Limited owns 50.22% of Norwood Immunology Limited immediately after completion of this transaction. On 31 August 2006, Mr. J. Bell, Mr. R. Zahn and Mr. R. Lewis resigned from the Norwood Immunology Limited Board of directors.

On 31 August 2006, Norwood Immunology Limited entered into a secured loan agreement to raise $1,000 thousand. The loan is repayable within 12 months and bears an interest rate of 12%.

Future Developments

Disclosure of information regarding likely developments in the operations of the consolidated entity in future financial years and the expected results of those operations is likely to result in unreasonable prejudice to the consolidated entity. Accordingly, this information has not been disclosed in this report.

Dividends

No dividends were paid or declared since the start of the financial year and the directors do not recommend the payment of a dividend in respect of its current or preceding financial years.

Remuneration Report

This report outlines the remuneration arrangements in place for directors and executives of Norwood Abbey Limited (the Consolidated Entity).

Remuneration Philosophy

Remuneration is assessed for directors and senior executives with the overall objective of ensuring maximum stakeholder benefit from the retention of a high quality executive team. The appropriateness and nature of emoluments is assessed by reference to employment market conditions. The performance criteria against which directors and executives are assessed is aligned with the financial and non-financial objectives of Norwood Abbey Limited, however, at the date of this report directors and senior executive annual remuneration have no variable elements that are directly linked to company performance. The remuneration committee has approved the implementation of incentive based remuneration for all staff including senior executives which will require each member of staff to be reviewed with regard to individual and corporate objectives. Any increases in executive compensation will correlate with achievement of individual and corporate objectives. The remuneration committee has not dictated what form the incentives for each member of staff will take. At the date of this report no payments had been made to executives based on performance criteria.

Employee share option plan

The company has an ownership-based remuneration scheme for employees. In accordance with the provisions of the scheme, as approved by shareholders in general meeting, all eligible employees are entitled to participate in the scheme.

All employees and executives are eligible to participate in the scheme while they remain employed by the company. Upon becoming ineligible, participants have thirty days to exercise any vested options after which any unexercised or unvested options will be cancelled by the plan administrators. Where an employee becomes ineligible to participate in the scheme any options that have not vested to the employee at that date will be cancelled by the company. Options that have vested to an employee but remain unexercised will be cancelled 30 days from the date of ineligibility.

Remuneration committee

The Remuneration Committee of the Board of Directors is responsible for determining and reviewing compensation arrangements for the Directors, the Chief Executive Officer and senior Executives.

The Remuneration Committee assesses the appropriateness of the nature and amount of emoluments of such officers on a periodic basis by reference to relevant employment market conditions with the overall objective of ensuring maximum stakeholder benefit from the retention of a high quality executive team.

Remuneration Structure

In accordance with best practice corporate governance, the remuneration structure for non-executive directors and executive director and senior management are separate and distinct.

Non-executive director remuneration

The Constitution of the Company and the ASX Listing Rules specify that the aggregate remuneration of non-executive directors shall be determined from time to time by general meeting. An amount not exceeding the amount determined is then divided between the directors as agreed. The latest determination was at the Annual General Meeting held on the 27 November, 2003 when the shareholders approved an aggregate remuneration of $500,000.

The amount of aggregate remuneration sought to be approved by shareholders and the manner in which it is appropriate amongst directors is reviewed periodically.

Each non-executive director receives a fee for being a director of the company. An additional fee is also paid for each board committee on which a director sits and for each Committee Chairperson the director is appointed. The payment of additional fees for serving on a committee recognises the additional time commitment required by non-executive directors who serve on one or more sub committees.

The remuneration of non-executive directors for the period ending June 30, 2006 is detailed in the table below.

Executive and senior executive remuneration

The Remuneration Committee of the Board of Directors is responsible for determining and reviewing compensation arrangements for the Chief Executive Officer and senior Executives. The Remuneration Committee assesses the appropriateness of the nature and amount of emoluments of such officers on a periodic basis by reference to relevant employment market conditions with the overall objective of ensuring maximum stakeholder benefit from the retention of a high quality executive team. Such officers are given the opportunity to receive their base emolument in a variety or forms including cash and fringe benefits such as the use of motor vehicles. It is intended that the manner of payment chosen will be optimal for the recipient without creating undue cost for the Group.

All Executives have the opportunity to qualify for participation in the Employee Share Option Plan after achieving a qualifying service period.

NORWOOD ABBEY LIMITED

DIRECTORS' REPORT
(continued).

Remuneration Report (cont'd)

The following table discloses the compensation of the directors of the company:

2006	Short term employee benefits			Post employment benefits							
	Salary & fees $	Bonus $	Non-monetary $	Super-annuation $	Prescribed benefits $	Other $	Other long term employee benefits	Termination benefits	Equity Options $	Other benefits $	Total $
P.J. Hansen (i)	519,405	-	51,795	46,747	-	-	62,238		-	363,000	1,043,185
R.S. Lewis (ii)	145,657	-	-	-	-	-			-	-	145,657
E.H.S. Wyatt (iii)	103,389	-	-	-	-	-			-	-	103,389
R.W. Zahn (iii)	102,147	-	-	-	-	-			-	-	102,147
I.W. Hunter	146,839	-	-	-	-	-			-	-	146,839
R.F. Williams(iv)	415,435	-	-	-	-	-			-	-	415,435
R. Scarrott(iv)	199,440	-	-	-	-	-			-	-	199,440
J.H. Bell (v)	428,001	-	7,942	8,404	-	-	42,640		-	401,000	887,987
B. Romanin	110,625	-	30,312	9,956	-	-		195,783	-		346,676
R.G. Walmsley	269,413	-	-	24,247	-	-		102,793	-		396,453
Total	2,440,351	-	90,049	89,354	-	-	104,878	298,576	-	764,000	3,787,208

(i) Mr Hansen has entered into a service agreement for a term of three years and may be terminated by either party giving six months notice. Included in Mr. Hansen's remuneration is $60,689 in fees paid for services provided as Chairman of Norwood Immunology Limited. During the financial year the Board asked Mr Hansen to relocate to the USA. While Mr. Hansen has spent more than 90% of the year outside Australia he has yet to formally relocate to the US, as such a provision for relocation has been made for $363,000. Also included in compensation is $60,689 for fees paid to Mr Hansen as Chairman of Norwood Immunology Limited.

(ii) During the year Mr. Lewis provided consultancy services to the company for $10,340. Also included in Mr. Lewis's compensation for the year are fees earned as a non executive member of the Norwood Immunology Limited board of directors. Mr. Lewis resigned from the board of Norwood Immunology Limited on 31 August 2006.

(iii) Includes fees accrued but unpaid by Norwood Immunology for services as non-executive directors.

(iv) Mr Williams and Mr. Scarrott are employees of Norwood Immunology Limited based in the United Kingdom. Salaries and fees paid are for services provided under the terms of their respective employment agreements. There are specific bonus provisions included in the contract with R.F. Williams which allows for additional bonuses totalling $355,000 (GBP150,000) once licensing agreements have been signed in the Japan and EU territories. The notice periods for both contracts are six months.

(v) During the year the Company entered into a new employment agreement with Mr. Bell. Under the terms of the agreement Mr. Bell relocated to the USA for a period of 3 years beginning September 2005. All costs related to relocation and a relocation allowance were paid for by the company. In consideration for cost of living adjustments, and having taken advice from independent consultants, Mr Bell's salary and fees are now paid in US dollars. Mr Bell's contract specifies a six month notice period of termination. Included in salary and fees for the financial year is $60,689 relating to fees paid to Mr. Bell by Norwood Immunology Limited for services provided by Mr. Bell as a member of the Board of directors and company secretary. Mr. Bell resigned from his position on the Norwood Immunology Limited Board on 31 August 2006.

The salary and fess are determined taking into account the advice of independent consultants and amounts necessary to retain competitive in the market place.
Refer to the table on page 4 showing appointments and resignations during the financial year.

Remuneration Report (cont'd)

Employment Contracts

It is the Remuneration Committee policy that employment agreements are entered into with the Chief Executive Officer, and each of the executives. The contract term for the CEO is three years with a six months notice period. The contracts for service between the Company and the specified executives, with the exception of J. Bell which has a six month notice period, are for undefined lengths with a notice period of one month. Salary packages are reviewed on a periodic basis and set with reference to employment market conditions with the overall objective of ensuring maximum stakeholder benefit.

There are no specific bonus provisions included in the executives contracts with the exception of R.F. Williams which allows for additional bonuses totalling $355,000 (GBP150,000) once licensing agreements have been signed in the Japan and EU territories.

No bonuses have been paid to executives listed above during the year ended 30 June 2006.

Share Options

Share Options Granted to Directors and Executives

During and since the end of the financial year no ordinary shares were issued to directors of the company as a result of the exercise of options held by directors.

During and since the end of the financial year an aggregate of 500,000 share options were granted and vested immediately to Prof. I.W. Hunter. By agreement, and to avoid any potential conflicts of interest, Prof. Hunter relinquished his rights in these 500,000 share in March 2006. The cancellation of the options issued to Prof. Hunter occurred simultaneously with Norwood Abbey Limited entering into a commercial license with Massachusetts Institute of Technology relating to the company's Needlefree technology.

The fair value of the options was calculated on the date of grant using a Binomial pricing model by Neville Hathaway after the taking into consideration the risk-free interest rate, expected volatility and expected life.

During and since the end of the financial year no share options were granted to executives of the company.

As at the date of this report, no executives are entitled to purchase Norwood Abbey Limited ordinary shares.

The following Norwood Abbey Limited options issued to executives expired on 31 December 2005:

- 550,000 options exercisable at $1.50 immediately
- 50,000 options at $1.50 when the company share price has traded at or above $2.00 for more than 30 consecutive days
- 50,000 options at $1.50 when the company share price has traded at or above $3.00 for more than 30 consecutive days
- 50,000 options at $1.50 when the company share price has traded at or above $4.00 for more than 30 consecutive days
- 50,000 options at $1.50 when the company share price has traded at or above $5.00 for more than 30 consecutive days
- 250,000 options at $1.50 when the company share price has traded at or above $10.00 for more than 30 consecutive days.

Remuneration Report (cont'd)

Share Options (cont'd)

Share Options Granted to Directors and Executives (cont'd)

As at the date of this report executives are entitled to purchase 5,561,843 Norwood Immunology Limited ordinary shares as follows:

The following Norwood Immunology Limited options issued to executives of Norwood Immunology Limited, granted on 7 May 2004 expire on 31 December 2006 and are exercisable as follows:

- 1,450,000 options exercisable at $0.30 immediately.
- 500,000 options exercisable at 100 per cent of the volume weighted average price of Norwood Immunology shares traded on London Stock Exchange during the 20 days prior to the date of vesting. Options vest on signing a licence agreement in Japan.
- 500,000 options exercisable at 100 per cent of the volume weighted average price of Norwood Immunology shares traded on London Stock Exchange during the 20 days prior to the date of vesting. Options vest on signing a licence agreement in Europe.
- 3,000,000 options exercisable at $1.00 immediately.

A total of 335,526 Placee options were issued to executives of Norwood Immunology Limited, on 30 June 2004, on the same terms and conditions as other participants of Norwood Immunology's fundraising upon listing on the AIM Exchange. These options are exercisable and expire as follows:

- 223,684 are exercisable at 38p and expired on 30 June 2005,
- 111,842 are exercisable at 57p and expire on 31 December 2006.

The total 223,684 options that expired on 30 June 2005 were held and had negligible value on expiration.

None of the options issued carry any voting rights until the options are exercised and converted into fully paid ordinary shares.

Non-audit services

The directors are satisfied that the provision of non-audit services, during the year by the auditor is compatible with the general standard of independence for auditors imposed by the Corporations Act 2001.

- All non-audit services are reviewed and approved by the Audit Committee prior to commencement to ensure they do not adversely affect the integrity and objectivity of the auditor, and
- The nature of the services provided do not compromise the general principles relating to auditor independence, as set out by the Institute of Chartered Accountants in Australia.

Details of the amounts paid or payable to the auditor for non-audit services provided during the year by the auditor are outlined in Note 6 to the financial statements.

Auditor's Independence Declaration

The auditor's independence declaration is included on page 16 of the financial report.

NORWOOD ABBEY LIMITED

DIRECTORS' REPORT
(continued)

Rounding Off of Amounts

The company is a company of the kind referred to in ASIC Class Order 98/0100, dated 10 July 1998, and in accordance with that Class Order amounts in the directors' report and the financial report are rounded off to the nearest thousand dollars.

Signed in accordance with a resolution of the directors made pursuant to s.298(2) of the Corporations Act 2001.

On behalf of the directors

....

Mr. P.J. Hansen
New Jersey
4 October 2006

Deloitte.

Deloitte Touche Tohmatsu
ABN 74 490 121 060

180 Lonsdale Street
Melbourne VIC 3000
GPO Box 78B
Melbourne VIC 3001 Australia

DX 111
Tel: +61 (0) 3 9208 7000
Fax: +61 (0) 3 9208 7001
www.deloitte.com.au

4 October 2006

The Board of Directors
Norwood Abbey Limited
63 Wells Road
CHELSEA HEIGHTS VIC 3196

Dear Members of the Board

Norwood Abbey Limited

In accordance with section 307C of the Corporations Act 2001, I am pleased to provide the following declaration of independence to the directors of Norwood Abbey Limited.

As lead audit partner for the audit of the consolidated financial statements of Norwood Abbey Limited for the financial year ended 30 June 2006, I declare that to the best of my knowledge and belief, there have been no contraventions of:

(i) the auditor independence requirements of the Corporations Act 2001 in relation to the audit; and

(ii) any applicable code of professional conduct in relation to the audit.

Yours sincerely

DELOITTE TOUCHE TOHMATSU

CCA Mottershead
Partner
Chartered Accountant

Deloitte.

Deloitte Touche Tohmatsu
ABN 74 490 121 060

180 Lonsdale Street
Melbourne VIC 3000
GPO Box 78B
Melbourne VIC 3001 Australia

DX 111
Tel: +61 (0) 3 9208 7000
Fax: +61 (0) 3 9208 7001
www.deloitte.com.au

Independent audit report to the members of Norwood Abbey Limited

Scope

The financial report and directors' responsibility

The financial report comprises the balance sheet, income statement, cash flow statement, statement of changes in equity, a summary of significant accounting policies and other explanatory notes and the directors' declaration for both Norwood Abbey Limited (the company) and the consolidated entity, for the financial year ended 30 June 2006 as set out on pages 19 to 70. The consolidated entity comprises the company and the entities it controlled at the year's end or from time to time during the financial year.

The directors of the company are responsible for the preparation and true and fair presentation of the financial report in accordance with Accounting Standards in Australia and the Corporations Act 2001. This includes responsibility for the maintenance of adequate financial records and internal controls that are designed to prevent and detect fraud and error, and for the accounting policies and accounting estimates inherent in the financial report.

Audit approach

We have conducted an independent audit of the financial report in order to express an opinion on it to the members of the company. Our audit has been conducted in accordance with Australian Auditing Standards to provide reasonable assurance whether the financial report is free of material misstatement. The nature of an audit is influenced by factors such as the use of professional judgment, selective testing, the inherent limitations of internal controls, and the availability of persuasive rather than conclusive evidence. Therefore, an audit cannot guarantee that all material misstatements have been detected.

We performed procedures to form an opinion whether, in all material respects, the financial report is presented fairly in accordance with Accounting Standards in Australia and the Corporations Act 2001 so as to present a view which is consistent with our understanding of the company's and the consolidated entity's financial position, and performance as represented by the results of their operations, their changes in equity and their cash flows.

Our procedures included examination, on a test basis, of evidence supporting the amounts and other disclosures in the financial report, and the evaluation of accounting policies and significant accounting estimates made by the directors.

While we considered the effectiveness of management's internal controls over financial reporting when determining the nature and extent of our procedures, our audit was not designed to provide assurance on internal controls.

The audit opinion expressed in this report has been formed on the above basis.

Deloitte.

Qualification

The consolidated financial statements include intangible assets related to the Eyecare intellectual property with a carrying value of $12,557,000 at 30 June 2006. The company financial statements include shares in and a loan to a controlled entity, Sightrate B.V., with carrying values of $1,698,629 and $13,173,674 respectively, as at 30 June 2006; such values being supported by the underlying value of the Eyecare intellectual property. The carrying amounts have been recorded at cost. As disclosed in Note 1, the carrying amount of all non-current assets are reviewed to determine whether they are in excess of their recoverable amount at balance date, and if so, they are written down to their recoverable amount. We have not been provided with sufficient appropriate audit evidence of the recoverable amount of the Eyecare intellectual property, investment in and the loan to Sightrate B.V. and, accordingly, we have been unable to determine whether the carrying amounts of the intellectual property, the investment or the loan exceeds their respective recoverable amounts. In the event that the carrying amounts exceed their respective recoverable amounts, it would be necessary for the carrying amounts of the intellectual property, the investment and the loan to be written down to their recoverable amounts.

Qualified Audit Opinion

In our opinion, except for the effect on the financial report of such adjustments, if any, as might have been determined to be necessary had the limitation on the scope of our work as described in the qualification paragraph not existed, the financial report of Norwood Abbey Limited is in accordance with the Corporations Act 2001, including:

(a) giving a true and fair view of the company's and consolidated entity's financial position as at 30 June 2006 and of their performance for the year ended on that date; and

(b) complying with Accounting Standards in Australia and the Corporations Regulations 2001.

Inherent Uncertainty Regarding Continuation as a Going Concern

Without further qualification to the opinion expressed above, attention is drawn to the following matter. As a result of the matters described in Note 1 Summary of Accounting Policies, Going Concern Basis, there is significant uncertainty whether the consolidated entity and company will be able to continue as going concerns and therefore whether they will realise their assets and extinguish their liabilities in the normal course of business and at the amounts stated in the financial report.

DELOITTE TOUCHE TOHMATSU

CCA Mottershead
Partner
Chartered Accountants
Melbourne, 4 October 2006

NORWOOD ABBEY LIMITED

DIRECTORS' DECLARATION

The directors declare that:

a) in the directors' opinion, there are reasonable grounds to believe that the company will be able to pay its debts as and when they become due and payable.

b) in the directors' opinion, the attached financial statements and notes thereto are in accordance with the Corporations Act 2001, including compliance with accounting standards and giving a true and fair view of the financial position and performance of the consolidated entity; and

c) the directors' have been given the declarations required by s.295A of the Corporations Act 2001.

On behalf of the directors

....

Mr. P.J. Hansen
New Jersey
4 October 2006

NORWOOD ABBEY LIMITED

INCOME STATEMENT

FOR THE FINANCIAL YEAR ENDED 30 JUNE 2006

	Note	Consolidated		Company	
		2006 $'000	2005 $'000	2006 $'000	2005 $'000
Revenue from the sale of goods	2	687	2,196	29	58
Cost of sales		(1,195)	(1,042)	(15)	(24)
Gross profit		(508)	1,154	14	34
Other income/(expense)	2b	(158)	1,558	905	192
Distribution expenses		(3,177)	(4,641)	(1,109)	(2,398)
Marketing expenses		(1,367)	(3,241)	(90)	(1,272)
Occupancy expenses		(434)	(387)	(372)	(363)
Administration expenses		(12,246)	(11,974)	(6,989)	(5,331)
Finance costs		(975)	(421)	(848)	(18)
Sponsored research		(1,877)	-	(111)	-
Impairment of receivables		-	-	(17,662)	(523)
Impairment of investments		(811)	-	-	-
Impairment of investments in subsidiaries		-	-	(5,458)	-
Impairment of inventory		(1,526)	(724)	(237)	(594)
Impairment of development costs		-	(13,431)	-	(11,694)
Impairment of capitalised patent costs		-	(6,459)	-	(1,654)
Other expenses from ordinary activities		(648)	(96)	(586)	(1,327)
Loss before income tax expense	2	(23,727)	(38,652)	(32,543)	(24,948)
Income tax expense relating to ordinary activities	3	-	-	-	-
Loss for the period		(23,727)	(38,652)	(32,543)	(24,948)
Loss attributable to minority interest		1,010	928	-	-
Loss attributable to members of the parent entity		(22,717)	(37,724)	(32,543)	(24,948)
Loss per share					
Basic and diluted (cents per share)	21	(12.05)	(21.97)		

Notes to the financial statements are included on pages 25 to 70.

NORWOOD ABBEY LIMITED

BALANCE SHEET

AS AT 30 JUNE 2006

	Note	Consolidated 2006 $'000	Consolidated 2005 $'000	Company 2006 $'000	Company 2005 $'000
CURRENT ASSETS					
Cash and cash equivalents		689	7,862	377	905
Trade and other receivables	7	84	725	1,265	787
Inventories	8	1,113	2,632	284	525
Other	9	685	714	495	240
TOTAL CURRENT ASSETS		2,571	11,933	2,421	2,457
NON-CURRENT ASSETS					
Other financial assets	10	6	6	30,599	40,886
Plant and equipment	11	650	1,266	370	932
Other intangible assets	12	17,566	16,629	-	-
TOTAL NON-CURRENT ASSETS		18,222	17,901	30,969	41,818
TOTAL ASSETS		20,793	29,834	33,390	44,275
CURRENT LIABILITIES					
Trade and other payables	14	3,825	2,661	1,824	1,091
Borrowings	15	3,468	6,603	3,468	41
Provisions	16	617	477	544	464
TOTAL CURRENT LIABILITIES		7,910	9,741	5,836	1,596
NON-CURRENT LIABILITIES					
Borrowings	17	12,080	229	16,003	3,332
Provisions	18	300	288	263	169
TOTAL NON-CURRENT LIABILITIES		12,380	517	16,266	3,501
TOTAL LIABILITIES		20,290	10,258	22,102	5,097
NET ASSETS		503	19,576	11,288	39,178
EQUITY					
Issued capital	20	100,895	99,408	100,895	99,408
Accumulated losses		(113,154)	(90,437)	(93,155)	(60,613)
Reserves		12,262	9,095	3,550	383
Parent entity interest		3	18,066	11,288	39,178
Minority interest		500	1,510	-	-
TOTAL EQUITY		503	19,576	11,288	39,178

Notes to the financial statements are included on pages 25 to 70.

NORWOOD ABBEY LIMITED

STATEMENT OF CHANGES IN EQUITY

FOR THE FINANCIAL YEAR ENDED 30 JUNE 2006

CONSOLIDATED
Year Ended 30 June 2006

	Issued capital $'000	Accumulated losses $'000	Equity settled-benefits reserves $'000	Other reserve $'000	Capital Reserve $'000	Minority interest $'000	Total $'000
Opening balance	99,408	(90,437)	383	8,712	-	1,510	19,576
Loss for the period		(22,717)	-	-	-	(1,010)	(23,727)
Total recognised income/(expense)	99,408	(113,154)	383	8,712	-	500	(4,151)
Transfer of capital reserve to accumulated losses	-	-	-	-	-	-	-
Share-based payments	-	-	3,167	-	-	-	3,167
Issue of shares	1,487	-	-	-	-	-	1,487
Purchase of additional shares in consolidated entity	-	-	-	-	-	-	-
Share of losses assumed by minority interest	-	-	-	-	-	-	-
Share of losses relinquished to the group	-	-	-	-	-	-	-
Gain arising on issue of shares to outside shareholders	-	-	-	-	-	-	-
Closing balance	100,895	(113,154)	3,550	8,712	-	500	503

CONSOLIDATED
Year Ended 30 June 2005

	Issued capital $'000	Accumulated losses $'000	Equity settled-benefits reserves $'000	Other reserve $'000	Capital Reserve $'000	Minority interest $'000	Total $'000
Opening balance	85,651	(54,909)	356	10,074	(57)	4,335	45,450
Loss for the period	-	(37,724)	-	-	-	(928)	(38,652)
Total recognised income/(expense)	85,651	(92,633)	356	10,074	(57)	3,407	6,798
Transfer of capital reserve to accumulated losses	-	(57)	-	-	57	-	-
Share-based payments	-	-	27	-	-	-	27
Issue of shares	13,757	-	-	-	-	-	13,757
Purchase of additional shares in consolidated entity	-	-	-	(2,828)	-	-	(2,828)
Share of losses assumed by minority interest	-	2,253	-	-	-	(2,253)	-
Share of losses relinquished to the group	-	-	-	-	-	356	356
Gain arising on issue of shares to outside shareholders	-	-	-	1,466	-	-	11,540
Closing balance	99,408	(90,437)	383	8,712	-	1,510	19,576

Notes to the financial statements are included on pages 25 to 70.

NORWOOD ABBEY LIMITED

STATEMENT OF CHANGES IN EQUITY

FOR THE FINANCIAL YEAR ENDED 30 JUNE 2006

	COMPANY Year Ended 30 June 2006				COMPANY Year Ended 30 June 2005			
	Issued capital $'000	Accumulated losses $'000	Equity settled-benefits reserves $'000	Total $'000	Issued capital $'000	Accumulated losses $'000	Equity settled-benefits reserves $'000	Total $'000
Opening balance	99,408	(60,612)	383	39,178	85,651	(35,665)	356	50,343
Loss for the period	-	(32,543)	-	(32,543)	-	(24,948)	-	(24,948)
Total recognised income/(expense)	99,408	(93,155)	383	6,635	85,651	(60,613)	356	25,395
Share-based payments	-	-	3,166	3,166	-		27	27
Issue of shares	1,487	-	-	1,487	13,757	-	-	13,757
Closing balance	100,895	(93,155)	3,550	11,288	99,408	(60,613)	383	39,178

Notes to the financial statements are included on pages 25 to 70.

NORWOOD ABBEY LIMITED

STATEMENT OF CASH FLOWS

FOR THE FINANCIAL YEAR ENDED 30 JUNE 2006

	Note	Consolidated		Company	
		2006 $'000	2005 $'000	2006 $'000	2005 $'000
Cash flows from operating activities					
Receipts from customers		1,245	2,701	29	-
Payments to suppliers and employees		(18,945)	(25,100)	(7,652)	(13,790)
Interest received		240	526	122	234
Interest paid		(309)	(421)	(262)	(18)
Other revenue		193	273	281	752
Net cash used in operating activities	27(b)	(17,576)	(22,021)	(7,482)	(12,822)
Cash flows from investing activities					
Payment for plant and equipment		(23)	(328)	(12)	(220)
Proceeds on sale of plant and equipment		154	32	154	32
Loan funds to wholly owned controlled entities		-	-	(11,978)	(5,725)
Payment for acquisition of intangible assets		(1,058)	(529)	80	(333)
Payment for acquisition of investments		(811)	-	-	-
Payment for additional investment in controlled entities on market		-	(138)	-	(138)
Net cash used in investing activities		(1,738)	(963)	(11,756)	(6,384)
Cash flows from financing activities					
Repayment of borrowings		(6,681)	(71)	(112)	(71)
Proceeds from borrowings		19,321	200	19,321	200
Repayment of notes		(1,987)	(2,621)	(1,987)	-
Payment of share issue costs		(9)	(313)	(9)	(245)
Proceeds from issue of shares		1,497	10,681	1,497	8,362
Net cash provided by financing activities		12,141	7,876	18,710	8,246
Net (decrease) in cash and cash equivalents		(7,173)	(15,108)	(528)	(10,960)
Cash and cash equivalents at the beginning of the financial year		7,862	23,294	905	11,865
Effects of exchange rates on the balance of cash held in foreign currencies		-	(324)	-	-
Cash at the end of the financial year	27(a)	689	7,862	377	905

Notes to the financial statements are included on pages 25 to 70.

1. SUMMARY OF ACCOUNTING POLICIES

The financial report is a general purpose financial report which has been prepared in accordance with the Corporations Act 2001, Accounting Standards and Urgent Issues Group Interpretations, and complies with other requirements of the law. Accounting Standards include Australian equivalents to International Financial Reporting Standards ('A-IFRS'). Compliance with the A-IFRS ensures that the consolidated financial statements and notes of the consolidated entity comply with International Financial Reporting Standards ('IFRS'). The parent entity financial statements and notes also comply with IFRS except for the disclosure requirements in IAS 32 'Financial Instruments: Disclosure and Presentation' as the Australian equivalent Accounting Standard, AASB 132 'Financial Instruments: Disclosure and Presentation' does not require such disclosures to be presented by the parent entity where its separate financial statements are presented together with the consolidated financial statements of the consolidated entity.

The financial statements were authorised for issue by the directors on 30 September 2006.

Basis of preparation

The financial report has been prepared on the basis of historical cost, except for the revaluation of certain non-current assets. Cost is based on the fair values of the consideration given in exchange for assets.

In the application of A-IFRS management is required to make judgments, estimates and assumptions about carrying values of assets and liabilities that are not readily apparent from other sources. The estimates and associated assumptions are based on historical experience and various other factors that are believed to be reasonable under the circumstance, the results of which form the basis of making the judgments. Actual results may differ from these estimates.

The estimates and underlying assumptions are reviewed on an ongoing basis. Revisions to accounting estimates are recognised in the period in which the estimate is revised if the revision affects only that period, or in the period of the revision and future periods if the revision affects both current and future periods.

Judgments made by management in the application of A-IFRS that have significant effects on the financial statements and estimates with a significant risk of material adjustments in the next year are disclosed, where applicable, in the relevant notes to the financial statements.

Accounting policies are selected and applied in a manner which ensures that the resulting financial information satisfies the concepts of relevance and reliability, thereby ensuring that the substance of the underlying transactions or other events is reported.

The consolidated entity changed its accounting policies on 1 July 2004 to comply with A-IFRS. The transition to A-IFRS is accounted for in accordance with Accounting Standard AASB 1 'First-time Adoption of Australian Equivalents to International Financial Reporting Standards', with 1 July 2004 as the date of transition. An explanation of how the transition from superseded policies to A-IFRS has affected the company's and consolidated entity's financial position, financial performance and cash flows is discussed in note 31.

The directors have also elected under s.334(5) of the Corporations Act 2001 to apply Accounting Standard AASB 119 'Employee Benefits' (December 2004), even though the Standard is not required to be applied until annual reporting periods beginning on or after 1 January 2006.

The accounting policies set out below have been applied in preparing the financial statements for the year ended 30 June 2006, the comparative information presented in these financial statements for the year ended 30 June 2005, and in the preparation of the opening A-IFRS balance sheet at 1 July 2004 (as disclosed in note 31).

Going concern basis

The Consolidated entity is an emerging medical technologies business and as such expects to be cash absorbing until its technologies are commercialized. As at 30 June 2006 the group had an accumulated losses of $110,000 thousand and incurred negative cash flows from operations of $17,600 thousand in the financial year.

Whilst the consolidated entity and company do not have sufficient cash resources to fund their current level of activities for at least the next 12 months, and there are uncertainties as to the exact timing and form of additional fund raising, the directors have reasonable expectation that they can raise additional cash resources and or reduce costs during the period for this purpose. These financial statements have therefore been prepared on a going concern basis which contemplates the continuity of normal business activities and the realization of assets and settlement of liabilities in the ordinary course of business.

The Directors believe the going concern basis of preparation to be appropriate given the following reasons:

During its lifetime Norwood Abbey Limited (NAL) has been able to attract funds to advance their technologies. To date the company has raised in excess of $80,000 thousand in equity and a further $17,500 thousand in convertible notes.

Subsequent to year end the company sold shares in the subsidiary Norwood Immunology Limited for approximately $13,500 thousand. These funds have been used to extinguish two convertible notes with an aggregated face value of approximately $11,300 thousand. Additionally, Norwood Immunology Limited entered into a loan agreement raising $1,000 thousand.

The consolidated entity and the company intends to continue attracting funds from these sources, where appropriate, supplemented by the following:

- A possible partial off-market divestment of an additional parcel of the company's share holding in Norwood Immunology Limited (NIM). Disposal of these shares and the raising of sufficient funds is subject to the following –
  - obtaining any necessary approval by existing shareholders; and
  - obtaining any necessary approval from those parties who were convertible note holders at the 30 June 2006; and
  - the willingness of third parties to purchase the shares at a price that is sufficient to provide adequate funding.
- The licensing of the Eyecare project targeted to generate upfront licensing fee(s) plus OEM revenues and or royalties.
- The consolidated entity and the company are currently in discussions with a number of potential investors to secure additional funds through equity and/or loans.
- The company currently has a $20 million equity facility with Global Emerging Markets Inc. expiring in April 2008. This facility allows the company to draw down funds during the period of the facility. The total amount of funds available at any one draw down is dependent on trading volumes of NAL shares. Based on historic average trading volumes, funding of approximately $500,000 to $1m is likely to be available during the 2007 financial year if required to supplement the other funding options.

Concurrent with the above the consolidated entity and the company have implemented a restructuring program. The program is expected to further reduce the current monthly outflow from July 2006. In addition, as part of the proposed Eyecare licensing strategy, it is intended the obligation for servicing patent and certain research and consulting costs be transferred to a prospective licensee/s

Having carefully assessed the uncertainties relating to the likelihood of securing additional funding and the consolidated entity's and company's ability to effectively manage their expenditures, the directors believe that the consolidated entity and company will continue to operate as going concerns for the foreseeable future and therefore that it is appropriate to prepare the financial statements on a going concern basis.

In the event that the consolidated entity and the company are unable to raise sufficient funds as set out above, there is significant uncertainty whether the consolidated entity and company could continue as going concerns. If the consolidated entity and company are unable to continue as going concerns they may be required to realise their assets and extinguish their liabilities other than in the normal course of business and at amounts different to those stated in the financial statements.

No adjustments have been made to the financial report relating to the recoverability and classification of the asset carrying amounts or the classification of liabilities that might be necessary should the consolidated entity and company not continue as going concerns.

Significant Accounting Policies

The following significant accounting policies have been adopted in the preparation and presentation of the financial report:

(a) Borrowings

Borrowings are recorded initially at fair value, net of transaction costs.

Subsequent to initial recognition, borrowings are measured at amortised cost with any difference between the initial recognised amount and the redemption value being recognised in profit and loss over the period of the borrowing using the effective interest rate method.

(b) Cash and cash equivalents

Cash and cash equivalents comprise cash on hand, cash in banks and investments in money market instruments, net of outstanding bank overdrafts. Bank overdrafts are shown within borrowings in current liabilities in the balance sheet.

(c) Employee benefits

Provision is made for benefits accruing to employees in respect of wages and salaries, annual leave, long service leave, and sick leave when it is probable that settlement will be required and they are capable of being measured reliably.

Provisions made in respect of employee benefits expected to be settled within 12 months, are measured at their nominal values using the remuneration rate expected to apply at the time of settlement.

Provisions made in respect of employee benefits which are not expected to be settled within 12 months are measured as the present value of the estimated future cash outflows to be made by the consolidated entity in respect of services provided by employees up to reporting date.

Defined contribution plans

Contributions to defined contribution superannuation plans are expensed when incurred.

(d) Financial assets

Investments are recognised and derecognised on trade date where purchase or sale of an investment is under a contract whose terms require delivery of the investment within the timeframe established by the market concerned, and are initially measured at fair value, net of transaction costs.

Subsequent to initial recognition, investments in subsidiaries are measured at cost.

Loans and receivables

Trade receivables, loans, and other receivables are recorded at amortised cost less impairment.

(e) Financial instruments issued by the company

Debt and equity instruments

Debt and equity instruments are classified as either liabilities or as equity in accordance with the substance of the contractual arrangement.

Compound instruments

The component parts of compound instruments are classified separately as liabilities and equity in accordance with the substance of the contractual arrangement. At the date of issue, the fair value of the liability component is estimated using the prevailing market interest rate for a similar non-convertible debt. The equity component initially brought to account is determined by deducting the amount of the liability component from the amount of the compound instrument as a whole.

Transaction costs on the issue of equity instruments

Transaction costs arising on the issue of equity instruments are recognised directly in equity as a reduction of the proceeds of the equity instruments to which the costs relate. Transaction costs are the costs that are incurred directly in connection with the issue of those equity instruments and which would not have been incurred had those instruments not been issued.

Interest and dividends

Interest and dividends are classified as expenses or as distributions of profit consistent with the balance sheet classification of the related debt or equity instruments or component parts of compound instruments. Interest is accrued at the effective interest rate on the carrying value of the debt.

(f) Foreign currency

Foreign currency transactions

All foreign currency transactions during the financial year are brought to account using the exchange rate in effect at the date of the transaction. Foreign currency monetary items at reporting date are translated at the exchange rate existing at reporting date. Non-monetary assets and liabilities carried at fair value that are denominated in foreign currencies are translated at the rates prevailing at the date when the fair value was determined.

Exchange differences are recognised in profit or loss in the period in which they arise except that:

- exchange differences which relate to assets under construction for future productive use are included in the cost of those assets where they are regarded as an adjustment to interest costs on foreign currency borrowings;
- exchange differences on transactions entered into in order to hedge certain foreign currency risks; and
- exchange differences on monetary items receivable from or payable to a foreign operation for which settlement is neither planned or likely to occur, which form part of the net investment in a foreign operation, are recognised in the foreign currency translation reserve and recognised in profit or loss on disposal of the net investment.

Foreign operations

Foreign operations are not considered to be self-sustaining and as such the Australian dollar is considered to be the functional currency of the foreign operations. On consolidation, the monetary assets and liabilities of the consolidated entity's overseas operations are translated at exchange rates prevailing at the reporting date and non-monetary assets and liabilities are translated at historic rates prevailing at of acquisition. Income and expense items are translated at the average exchange rates for the period unless exchange rates fluctuate significantly. Exchange differences arising, if any, are recognised in the profit and loss statement.

(g) Goods and services tax

Revenues, expenses and assets are recognised net of the amount of goods and services tax (GST), except:

i. where the amount of GST incurred is not recoverable from the taxation authority, it is recognised as part of the cost of acquisition of an asset or as part of an item of expense; or

ii. for receivables and payables which are recognised inclusive of GST.

The net amount of GST recoverable from, or payable to, the taxation authority is included as part of receivables or payables.

Cash flows are included in the cash flow statement on a gross basis. The GST component of cash flows arising from investing and financing activities which is recoverable from, or payable to, the taxation authority is classified as operating cash flows.

(h) Impairment of assets

At each reporting date, the consolidated entity reviews the carrying amounts of its tangible and intangible assets to determine whether there is any indication that those assets have suffered an impairment loss. If any such indication exists, the recoverable amount of the asset is estimated in order to determine the extent of the impairment loss (if any). Where the asset does not generate cash flows that are independent from other assets, the consolidated entity estimates the recoverable amount of the cash-generating unit to which the asset belongs.

Recoverable amount is the higher of fair value less costs to sell and value in use. In assessing value in use, the estimated future cash flows are discounted to their present value using a pre-tax discount rate that reflects current market assessments of the time value of money and the risks specific to the asset for which the estimates of future cash flows have not been adjusted.

If the recoverable amount of an asset (or cash-generating unit) is estimated to be less than its carrying amount, the carrying amount of the asset (cash-generating unit) is reduced to its recoverable amount. An impairment loss is recognised in profit or loss immediately, unless the relevant asset is carried at fair value, in which case the impairment loss is treated as a revaluation decrease.

Where an impairment loss subsequently reverses, the carrying amount of the asset (cash-generating unit) is increased to the revised estimate of its recoverable amount, but only to the extent that the increased carrying amount does not exceed the carrying amount that would have been determined had no impairment loss been recognised for the asset (cash-generating unit) in prior years. A reversal of an impairment loss is recognised in profit or loss immediately, unless the relevant asset is carried at fair value, in which case the reversal of the impairment loss is treated as a revaluation increase.

(i) Income tax

Current tax

Current tax is calculated by reference to the amount of income taxes payable or recoverable in respect of the taxable profit or tax loss for the period. It is calculated using tax rates and tax laws that have been enacted or substantively enacted by reporting date. Current tax for current and prior periods is recognised as a liability (or asset) to the extent that it is unpaid (or refundable).

Deferred tax

Deferred tax is accounted for using the comprehensive balance sheet liability method in respect of temporary differences arising from differences between the carrying amount of assets and liabilities in the financial statements and the corresponding tax base of those items.

In principle, deferred tax liabilities are recognised for all taxable temporary differences. Deferred tax assets are recognised to the extent that it is probable that sufficient taxable amounts will be available against which deductible temporary differences or unused tax losses and tax offsets can be utilised. However, deferred tax assets and liabilities are not recognised if the temporary differences giving rise to them arise from the initial recognition of assets and liabilities (other than as a result of a business combination) which affects neither taxable income nor accounting profit. Furthermore, a deferred tax liability is not recognised in relation to taxable temporary differences arising from goodwill.

Deferred tax liabilities are recognised for taxable temporary differences arising on investments in subsidiaries except where the consolidated entity is able to control the reversal of the temporary differences and it is probable that the temporary differences will not reverse in the foreseeable future. Deferred tax assets arising from deductible temporary differences associated with these investments and interests are only recognised to the extent that it is probable that there will be sufficient taxable profits against which to utilise the benefits of the temporary differences and they are expected to reverse in the foreseeable future.

Deferred tax assets and liabilities are measured at the tax rates that are expected to apply to the period(s) when the asset and liability giving rise to them are realised or settled, based on tax rates (and tax laws) that have been enacted or substantively enacted by reporting date. The measurement of deferred tax liabilities and assets reflects the tax consequences that would follow from the manner in which the consolidated entity expects, at the reporting date, to recover or settle the carrying amount of its assets and liabilities.

Deferred tax assets and liabilities are offset when they relate to income taxes levied by the same taxation authority and the company/consolidated entity intends to settle its current tax assets and liabilities on a net basis.

Current and deferred tax for the period

Current and deferred tax is recognised as an expense or income in the income statement, except when it relates to items credited or debited directly to equity, in which case the deferred tax is also recognised directly in equity, or where it arises from the initial accounting for a business combination, in which case it is taken into account in the determination of goodwill or excess.

Tax consolidation

The company and all its wholly-owned Australian resident entities are part of a tax-consolidated group under Australian taxation law. Norwood Abbey Limited is the head entity in the tax-consolidated group. Tax expense, deferred tax liabilities and deferred tax assets arising from temporary differences of the members of the tax consolidated group are recognised in the separate financial statements of the members of the tax consolidated group using the 'stand alone taxpayer' approach.

Entities within the tax-consolidated group have entered into a tax funding arrangement and a tax-sharing agreement with the head entity. Under the terms of the tax funding arrangement, Norwood Abbey Limited and each of the entities in the tax-consolidated group has agreed to pay a tax equivalent payment to or from the head entity, based on the current tax liability or current tax asset of the entity.

(j) Intellectual Property and Patents

Costs associated with the development of new products and technologies including the original patent application costs are capitalised.

Intellectual property and patents are recorded at the cost of acquisition. Intellectual property acquired through gaining control of the company's wholly owned subsidiaries is recorded at its fair value upon acquisition. The directors gave due consideration to the technical and commercial life of the intellectual property and patents to determine their useful life. In the opinion of the directors the intellectual property does not have a finite useful life.

Patents are amortised on a straight line basis so as to write off the cost of each asset over its expected useful life. Amortisation of the intellectual property begins upon the commercialisation of the related project and continues over the period in which the corresponding benefits are expected to arise. The following useful lives are used in the calculation of amortisation:

- Patents & Intellectual Property 10 - 18 years

The directors regularly review the carrying value of the intellectual property and patents to ensure its carrying value does not exceed its recoverable amount, based on the cashflow forecast and advancement of project milestones.

Patent renewal costs are written off as an expense as they are incurred.

(k) Inventories

Inventories are valued at the lower of cost and net realisable value; with the majority being valued on a first in first out basis. Net realisable value represents the estimated selling price less all estimated costs of completion and costs to be incurred in marketing, selling and distribution.

(l) Leased assets

Leases are classified as finance leases whenever the terms of the lease transfer substantially all the risks and rewards of ownership to the lessee. All other leases are classified as operating leases.

Assets held under finance leases are initially recognised at their fair value or, if lower, at amounts equal to the present value of the minimum lease payments, each determined at the inception of the lease. The corresponding liability to the lessor is included in the balance sheet as a finance lease obligation.

Lease payments are apportioned between finance charges and reduction of the lease obligation so as to achieve a constant rate of interest on the remaining balance of the liability. Finance charges are charged directly against income, unless they are directly attributable to qualifying assets, in which case they are capitalised in accordance with the consolidated entity's general policy on borrowing costs.

Finance leased assets are amortised on a straight line basis over the estimated useful life of the asset.

Operating lease payments are recognised as an expense on a straight-line basis over the lease term, except where another systematic basis is more representative of the time pattern in which economic benefits from the leased asset are consumed.

(m) Payables

Trade payables and other accounts payable are recognised when the consolidated entity becomes obliged to make future payments resulting from the purchase of goods and services.

(n) Principles of consolidation

The consolidated financial statements are prepared by combining the financial statements of all the entities that comprise the consolidated entity, being the company (the parent entity) and its subsidiaries as defined in Accounting Standard AASB 127 'Consolidated and Separate Financial Statements'. Consistent accounting policies are employed in the preparation and presentation of the consolidated financial statements.

On acquisition, the assets, liabilities and contingent liabilities of a subsidiary are measured at their fair values at the date of acquisition. Any excess of the cost of acquisition over the fair values of the identifiable net assets acquired is recognised as goodwill. If, after reassessment, the fair values of the identifiable net assets acquired exceeds the cost of acquisition, the deficiency is credited to profit and loss in the period of acquisition.

The interest of minority shareholders is stated at the minority's proportion of the fair values of the assets and liabilities recognised.

The consolidated financial statements include the information and results of each subsidiary from the date on which the company obtains control and until such time as the company ceases to control such entity.

In preparing the consolidated financial statements, all intercompany balances and transactions, and unrealised profits arising within the consolidated entity are eliminated in full.

(o) Plant and equipment

Plant and equipment, leasehold improvements and equipment under finance lease are stated at cost less accumulated depreciation and impairment. Cost includes expenditure that is directly attributable to the acquisition of the item. In the event that settlement of all or part of the purchase consideration is deferred, cost is determined by discounting the amounts payable in the future to their present value as at the date of acquisition.

Depreciation is provided on plant and equipment and is calculated on a straight line basis so as to write off the net cost or other revalued amount of each asset over its expected useful life to its estimated residual value. Leasehold improvements are depreciated over the period of the lease or estimated useful life, whichever is the shorter, using the straight line method. The estimated useful lives, residual values and depreciation method is reviewed at the end of each annual reporting period.

The following estimated useful lives are used in the calculation of depreciation:

- Leasehold improvements — 3 years
- Plant, equipment and office furniture — 5 - 15 years
- Computer software — 3 years
- Motor vehicles under finance lease — 6 - 7 years

(p) Provisions

Provisions are recognised when the consolidated entity has a present obligation, the future sacrifice of economic benefits is probable, and the amount of the provision can be measured reliably.

The amount recognised as a provision is the best estimate of the consideration required to settle the present obligation at reporting date, taking into account the risks and uncertainties surrounding the obligation. Where a provision is measured using the cashflows estimated to settle the present obligation, its carrying amount is the present value of those cashflows.

When some or all of the economic benefits required to settle a provision are expected to be recovered from a third party, the receivable is recognised as an asset if it is virtually certain that recovery will be received and the amount of the receivable can be measured reliably.

Restructuring

Provision for restructurings are recognised when the consolidated entity has developed a detailed formal plan for the restructuring and has raised a valid expectation in those affected that it will carry out the restructuring by:

- starting to implement the plan; or
- announcing its main features to those affected by it.

Onerous contracts

An onerous contract is considered to exist where the consolidated entity has a contract under which the unavoidable cost of meeting the contractual obligations exceed the economic benefits estimated to be received. Present obligations arising under onerous contracts are recognised as a provision to the extent that the present obligation exceeds the economic benefits estimated to be received

(q) Revenue recognition

Sale of goods

Revenue from the sale of goods is recognised when the consolidated entity has transferred to the buyer the significant risks and rewards of ownership of the goods.

Royalties

Royalty revenue is recognised on an accrual basis in accordance with the substance of the relevant agreement.

Dividend and interest revenue

Dividend revenue is recognised on a receivable basis. Interest revenue is recognised on a time proportionate basis that takes into account the effective yield on the financial asset.

(r) Share-based payments

Equity-settled share-based payments granted after 7 November 2002 that were unvested as of 1 January 2005, are measured at fair value at the date of grant. Fair value is measured by use of a binomial model. The expected life used in the model has been adjusted, based on management's best estimate, for the effects of non-transferability, exercise restrictions, and behavioural considerations.

The fair value determined at the grant date of the equity-settled share-based payments is expensed on a straight-line basis over the vesting period, based on the consolidated entity's estimate of shares that will eventually vest.

For cash-settled share-based payments, a liability equal to the portion of the goods or services received is recognised at the current fair value determined at each reporting date

(s) Comparative information – financial instruments

The consolidated entity has elected not to restate comparative information for financial instruments within the scope of Accounting Standards AASB 132 'Financial Instruments: Disclosure and Presentation' and AASB 139 'Financial Instruments: Recognition and Measurement', as permitted on the first-time adoption of A-IFRS.

The accounting policies applied to accounting for financial instruments in the current financial year are detailed in notes 1(a) to (ad). The following accounting policies were applied to accounting for financial instruments in the comparative financial year:

(a) Accounts payable

Trade payables and other accounts payable are recognised when the consolidated entity becomes obliged to make future payments resulting from the purchase of goods and services.

(b) Financial instruments issued by the company

Debt and equity instruments

Debt and equity instruments are classified as either liabilities or as equity in accordance with the substance of the contractual arrangement.

Transaction costs on the issue of equity instruments

Transaction costs arising on the issue of equity instruments are recognised directly in equity as a reduction of the proceeds of the equity instruments to which the costs relate. Transaction costs are the costs that are incurred directly in connection with the issue of those equity instruments and which would not have been incurred had those instruments not been issued.

Interest and dividends

Interest and dividends are classified as expenses or as distributions of profit consistent with the balance sheet classification of the related debt or equity instruments or component parts of compound instruments.

(c) Receivables

Trade receivables and other receivables are recorded at amounts due less any allowance for doubtful debts.

Effect of changing the accounting policies for financial statements

The effect of changes in the accounting policies for financial instruments on the balance sheet as at 1 July 2005 is shown below:

NORWOOD ABBEY LIMITED

NOTES TO THE FINANCIAL STATEMENTS

FOR THE FINANCIAL YEAR ENDED 30 JUNE 2006

	Consolidated			Company		
	30 June 2005 $'000	Effect of adoption $'000	1 July 2005 $'000	30 June 2005 $'000	Effect of adoption $'000	1 July 2005 $'000
CURRENT ASSETS						
Cash and cash equivalents	7,862	-	7,862	905	-	905
Trade and other receivables	725	-	725	787	-	787
Inventories	2,632	-	2,632	525	-	525
Other	714	-	714	240	-	240
TOTAL CURRENT ASSETS	11,933	-	11,933	2,457	-	2,457
NON-CURRENT ASSETS						
Other financial assets	6	-	6	40,886	-	40,886
Plant and equipment	1,266	-	1,266	932	-	932
Other intangible assets	16,629	-	16,629	-	-	-
TOTAL NON-CURRENT ASSETS	17,901	-	17,901	41,818	-	41,818
TOTAL ASSETS	29,834	-	29,834	44,275	-	44,275
CURRENT LIABILITIES						
Trade and other payables	2,661	-	2,661	1,091	-	1,091
Borrowings	6,603	-	6,603	41	-	41
Provisions	477	-	477	464	-	464
TOTAL CURRENT LIABILITIES	9,741	-	9,741	1,596	-	1,596
NON-CURRENT LIABILITIES						
Borrowings	229	-	229	3,332	-	3,332
Provisions	288	-	288	169	-	169
TOTAL NON-CURRENT LIABILITIES	517	-	517	3,501	-	3,501
TOTAL LIABILITIES	10,258	-	10,258	5,097	-	5,097
NET ASSETS	19,576	-	19,576	39,178	-	39,178
EQUITY						
Issued capital	99,408	-	99,408	99,408	-	99,408
Accumulated losses	(90,437)	-	(90,437)	(60,307)	-	(60,307)
Reserves	9,095	-	9,095	77	-	77
Parent entity interest	18,066	-	18,066	39,178	-	39,178
Minority interest	1,510	-	1,510	-	-	-
TOTAL EQUITY	19,576	-	19,576	39,178	-	39,178

The main adjustments necessary that would make the comparative financial statements comply with AASB 132 and AASB 139 are listed below. Similar adjustments were made at 1 July 2005 to restate the opening financial position of the company and consolidated entity to a position consistent with the accounting policies specified in note 1(a) to (ad):

- (i) the measurement of financial assets designated as held-to-maturity and loans and receivables at amortised cost, rather than at cost or fair value in accordance with the superseded policy
- (ii) the measurement of financial assets designated as fair value through profit or loss or available-for-sale at fair value, with changes in fair value recognised in profit or loss or equity as appropriate, rather than at cost in accordance with the superseded policy
- (iii) the measurement of financial liabilities at amortised cost, rather than at cost in accordance with the superseded policy
- (iv) the recognition and measurement of all derivatives (including any embedded derivatives) at fair value
- (v) the recognition in profit or loss of the movement in the fair value of derivatives which did not qualify for hedge accounting or were not designated as hedging instruments
- (vi) the transfer of deferred hedging gains and losses recognised as assets and liabilities arising from a cash flow hedge of a forecast transaction to the hedging reserve
- (vii) the derecognition of other deferred hedging gains and losses recognised as assets and liabilities
- (viii) the deferral in equity of the effective portion of the movement in fair value of derivatives accounted for as a cash flow hedge
- (ix) the recognition in profit or loss of the ineffective portion of the movement in fair value of hedging instruments accounted for as a cash flow hedge
- (x) the recognition in profit or loss of the movement in fair value of derivatives accounted for as a fair value hedge and the fair valuing of hedged items
- (xi) the adjustment to the carrying amount of items that would qualify as a fair value hedge under A-IFRS and were designated as a hedge under previous GAAP for the lower of the cumulative change in fair value of the hedged item for the designated hedge risk and the cumulative change in fair value of the hedging instrument
- (xii) the recognition of any current or deferred taxes in relation to the adjustments described above

It is not practicable for the company and the consolidated entity to detail the amounts of the adjustments to profit or loss and to opening retained earnings for the comparative period had the new accounting policies been applied from the beginning of the comparative period. In addition, it is not practicable for the company and the consolidated entity to detail for the current period, the amounts of the adjustments resulting to each financial statement line item as a consequence of applying the accounting policies specified elsewhere in note 1.

	CONSOLIDATED		COMPANY	
	2006 $'000	2005 $'000	2006 $'000	2005 $'000
2. LOSS FROM OPERATIONS				
(a) Revenue				
Revenue from continuing operations consisted of the following items:				
Revenue from sale of goods	687	2,196	29	58
	687	2,196	29	58
(b) Other income/(expense)				
Interest revenue:				
Controlled entities	-	-	-	17
Other entities	240	526	123	217
	240	526	123	234
Gain on disposal of leased assets	10	4	10	4
(Loss)/gain on disposal of plant and equipment	(44)	1	(44)	1
	(34)	5	(34)	5
Grants received	-	135	-	-
Net foreign exchange (losses)/gains	(615)	764	88	(800)
Insurance recovery	-	30	-	30
Management fee	-	-	490	600
Other income	251	108	238	123
	(158)	1,568	905	192

2. LOSS FROM OPERATIONS (cont'd)

	CONSOLIDATED 2006 $'000	CONSOLIDATED 2005 $'000	COMPANY 2006 $'000	COMPANY 2005 $'000
Loss before income tax has been arrived at after charging the following expenses:				
Cost of sales	(1,195)	(1,042)	(15)	(24)
Finance costs:				
- Interest on loans	(586)	(404)	(459)	(1)
- Other interest expense	(23)	(17)	(23)	(17)
- Equity settled benefits	(366)	-	(366)	-
	(975)	(421)	(848)	(18)
Receivables write down	-	-	(17,662)	(523)
Depreciation of non-current assets:				
- Plant and equipment	(257)	(281)	(192)	(229)
- Leased assets	(44)	(45)	(44)	(45)
	(301)	(326)	(236)	(274)
Amortisation of non-current assets				
- Intangibles	(175)	(1,386)	-	(104)
Operating lease rental expenses				
- Minimum lease payments	(347)	(297)	(274)	(274)
Employee benefits expense:				
- Post employment benefits:				
Defined contribution plans	(213)	(346)	(150)	(273)
	(213)	(346)	(150)	(273)
- Share based payments	-	(26)	-	(26)
- Termination benefits	(862)	(345)	(862)	(345)
- Other employee benefits	(6,431)	(7,559)	(4,982)	(4,755)
	(7,506)	(8,276)	(5,994)	(5,399)

3. INCOME TAXES

	CONSOLIDATED 2006 $'000	CONSOLIDATED 2005 $'000	COMPANY 2006 $'000	COMPANY 2005 $'000
(a) The components of tax expense comprise:				
Current tax	-	-	-	-
Deferred tax	-	-	-	-
	-	-	-	-
(b) The prima facie expense/(benefit) on loss from ordinary activities before income tax is reconciled to the income tax as follows				
Prima facie tax payable on loss from ordinary activities before income tax at 30% (2005: 30%)	(7,118)	(11,596)	(9,766)	(7,484)
Add tax effect of:				
- Temporary difference and losses not recognised	7,184	11,659	9,760	7,337
- Non deductible expenses	51	100	6	178
	7,235	11,759	9,766	7,515
Less tax effect of:				
- Research and Development (125% claim)	(117)	(163)	-	(31)
	(117)	(163)	-	(31)
Income tax expense to wholly-owned subsidiaries under the tax sharing agreement	-	-	-	-
Income tax attributable to entity	-	-	-	-
The applicable weighted average effective tax rates are as follows:	0%	0%	0%	0%
(c) Deferred tax assets not brought to account, the benefits of which will only be realised if the conditions for deductibility occur:				
- temporary differences	1,666	801	2,128	1,413
- tax losses:				
- operating losses (i)	20,450	22,458	11,402	14,623
- capital losses	-	306	160	306
	22,116	23,565	13,690	16,342

(i) Consolidated operating tax losses have been reduced for the effect of the change in ownership by $9,192 thousand.

Relevance of tax consolidation to the consolidated entity

The company and its wholly-owned Australian resident entities have formed a tax-consolidated group with effect from 1 July 2003 and are therefore taxed as a single entity from that date. The head entity within the tax-consolidated group is Norwood Abbey Limited.

3. INCOME TAXES (cont'd)

Nature of tax funding arrangements and tax sharing agreements

Entities within the tax-consolidated group have entered into a tax funding arrangement and a tax-sharing agreement with the head entity. Under the terms of the tax funding arrangement, Norwood Abbey Limited and each of the entities in the tax-consolidated group has agreed to pay a tax equivalent payment to or from the head entity, based on the current tax liability or current tax asset of the entity. Such amounts are reflected in amounts receivable from or payable to other entities in the tax-consolidated group. The tax sharing agreement entered into between members of the tax-consolidated group provides for the determination of the allocation of income tax liabilities between the entities should the head entity default on its tax payment obligations. No amounts have been recognised in the financial statements in respect of this agreement as payment of any amounts under the tax sharing agreement is considered remote.

4. KEY MANAGEMENT PERSONNEL COMPENSATION

a) Details of key management personnel

The key management personnel of the consolidated entity during the year were:

- P.J. Hansen (Executive Chairman)
- R.S. Lewis (Non-executive)
- E.H.S. Wyatt (Non-executive)
- R.W. Zahn (Non-executive)
- I.W. Hunter (Non-executive) – resigned 28 August 2006
- R.F. Williams (Chief Executive Officer – Norwood Immunology Limited)
- R. Scarrott (Chief Financial Officer – Norwood Immunology Limited)
- J.H. Bell (Chief Operating Officer and Company Secretary – Norwood Abbey Limited)
- B. Romanin (Senior Vice President Corporate Development – Norwood Abbey Limited), resigned 8 September 2005
- R.G. Walmsley (Chief Executive Officer Devices Group), resigned 1 February 2006

4. KEY MANAGEMENT PERSONNEL COMPENSATION (cont'd)

b) Key management personnel compensation policy

The remuneration committee reviews the remuneration packages of all specified directors and specified executives on an annual basis and makes recommendations to the board. Remuneration packages are reviewed and determined with due regard to current market rates and are benchmarked against comparable industry salaries adjusted by a performance factor to reflect changes in the performance of the company. During the financial year no performance based payments were paid to key management personnel based on satisfaction of performance criteria.

The aggregate compensation of the key management personnel of the consolidated entity and the company is set out below:

	Consolidated		Company	
	2006	2005	2006	2005
	$	$	$	$
Short-term employee benefits	2,530,400	2,475,288	1,915,525	1,884,520
Post-employment benefits	89,354	108,516	89,354	108,516
Other long term employee benefits	104,878	-	104,878	-
Termination benefits	298,576	-	298,576	-
Share-based payment	-	26,132	-	26,132
Other benefits	764,000	-	764,000	-
Total	3,787,208	2,609,936	3,172,333	2,019,168

The following table discloses the compensation of the key management personnel:

2006	Position	Short term employee benefits: Salary & fees $	Bonus $	Non-monetary $	Post employment benefits: Super-annuation $	Prescribed benefits $	Other $	Other long term employee benefits $	Termination benefits $	Equity Options $	Other benefits $	Total $
P.J. Hansen (i)	Executive Chairman	519,405	-	51,795	46,747	-	-	62,238	-	-	363,000	1,043,185
R.S. Lewis (ii)	Lead outside director	145,657	-	-	-	-	-	-	-	-	-	145,657
E.H.S. Wyatt (iii)	Non-executive director	103,389	-	-	-	-	-	-	-	-	-	103,389
R.W. Zahn (iii)	Non-executive director	102,147	-	-	-	-	-	-	-	-	-	102,147
I.W. Hunter (iv)	Non-executive director	146,839	-	-	-	-	-	-	-	-	-	146,839
R.F. Williams(iv)	Chief Executive Officer (Norwood Immunology Ltd.)	415,435	-	-	-	-	-	-	-	-	-	415,435
R. Scarrott(iv)	Chief Financial Officer and Company Secretary (Norwood Immunology Ltd.)	199,440	-	-	-	-	-	-	-	-	-	199,440
J.H. Bell (v)	Chief Operating Officer and Company Secretary	428,001	-	7,942	8,404	-	-	42,640	-	-	401,000	887,987
B. Romanin	Vice President – Marketing	110,625	-	30,312	9,956	-	-	-	195,783	-	-	346,676
R.G. Walmsley	Chief Executive Officer Norwood Devices Pty Ltd	269,413	-	-	24,247	-	-	-	102,793	-	-	396,453
Total		2,440,351	-	90,049	89,354	-	-	104,878	298,576	-	764,000	3,787,208

(i) Mr Hansen has entered into a service agreement for a term of three years and may be terminated by either party giving six months notice. Included in Mr. Hansen's remuneration is $60,689 in fees paid for services provided as Chairman of Norwood Immunology Limited. During the financial year the Board asked Mr Hansen to relocate to the USA. While Mr. Hansen has spent more than 90% of the year outside Australia he has yet to formally relocate to the US, as such a provision for relocation has been made for $363,000. Also included in compensation is $60,689 for fees paid to Mr Hansen as Chairman of Norwood Immunology Limited.

(ii) During the year Mr. Lewis provided consultancy services to the company for $10,340. Also included in Mr. Lewis's compensation for the year are fees earned as a non executive member of the Norwood Immunology Limited board of directors. Mr. Lewis resigned from the board of Norwood Immunology Limited on 31 August 2006.

(iii) Includes fees accrued but unpaid by Norwood Immunology for services as non-executive directors.

(iv) Mr Williams and Mr. Scarrott are employees of Norwood Immunology Limited based in the United Kingdom. Salaries and fees paid are for services provided under the terms of their respective employment agreements. There are specific bonus provisions included in the contract with R.F. Williams which allows for additional bonuses totalling $355,000 (GBP150,000) once licensing agreements have been signed in the Japan and EU territories. The notice periods for both contracts are six months.

(ii) During the year the Company entered into a new employment agreement with Mr. Bell. Under the terms of the agreement Mr. Bell relocated to the USA for a period of 3 years beginning September 2005. All costs related to relocation and a relocation allowance were paid for by the company. In consideration for cost of living adjustments, and having taken advice from independent consultants, Mr Bell's salary and fees are now paid in US dollars. Mr Bell's contract specifies a six month notice period of termination. Included in salary and fees for the financial year is $60,689 relating to fees paid to Mr. Bell by Norwood Immunology Limited for services provided by Mr. Bell as a member of the Board of directors and company secretary. Mr. Bell resigned from his position on the Norwood Immunology Limited Board on 31 August 2006.

NORWOOD ABBEY LIMITED

NOTES TO THE FINANCIAL STATEMENTS

FOR THE FINANCIAL YEAR ENDED 30 JUNE 2006

2005		Short term employee benefits			Post employment benefits							
	Position	Salary & fees $	Bonus $	Non-monetary $	Super-annuation $	Prescribed benefits $	Other $	Other long term employee benefits $	Termination benefits $	Equity Options $	Other benefits $	Total $
P.J. Hansen	Executive Chairman	458,716	-	50,603	41,284	-	-	-	-	-	-	550,603
R.S. Lewis	Lead outside director	98,460	-	-	-	-	-	-	-	-	-	98,460
E.H.S. Wyatt	Non-executive director	56,965	-	-	-	-	-	-	-	-	-	56,965
R.W. Zahn	Non-executive director	58,045	-	-	-	-	-	-	-	-	-	58,045
I.W. Hunter	Non-executive director	107,465	-	-	-	-	-	-	-	26,132	-	133,597
R.F. Williams	Chief Executive Officer (Norwood Immunology Ltd.)	383,503	-	-	-	-	-	-	-	-	-	383,503
R. Scarrott	Chief Financial Officer and Company Secretary (Norwood Immunology Ltd.)	207,265	-	-	-	-	-	-	-	-	-	207,265
J.H. Bell	Chief Operating Officer and Company Secretary	278,010	-	76,177	11,585	-	-	-	-	-	-	365,772
B. Romanin	Vice President – Marketing	295,000	-	33,558	26,550	-	-	-	-	-	-	355,108
R.G. Walmsley	Chief Executive Officer Norwood Devices Pty Ltd	323,295	-	48,226	29,097	-	-	-	-	-	-	400,618
Total		2,266,724	-	208,564	108,516	-	-	-	-	26,132	-	2,609,936

5. EMPLOYEE OPTION PLAN

	2006		2005	
	Number of options	Weighted average exercise price $	Number of options	Weighted average exercise price $
Balance at beginning of the financial year	-	-	831,600	1.35
Granted during the financial year	-	-	-	-
Exercised during the financial year	-	-	-	-
Expired during the financial year	-	-	(831,600)	1.35
Balance at the end of the financial year	-	-	-	-
Exercisable at the end of the financial year	-	-	-	-

The company has an ownership-based remuneration scheme for employees. In accordance with the provisions of the scheme, as approved by shareholders at a general meeting, all eligible employees are entitled to participate in the scheme.

All employees and executives are eligible to participate in the scheme while they remain employed by the company. Upon becoming ineligible, participants normally have thirty days to exercise any vested options after which any unexercised or unvested options will be cancelled by the plan administrators. Where an employee becomes ineligible to participate in the scheme any options that have not vested to the employee at that date will be cancelled by the company. Options that have vested to an employee but remain unexercised will normally be cancelled thirty days from the date of ineligibility.

Tranche 1

On 2 August 2000 a first tranche of 633,800 options were issued to eligible employees with an exercise price of $1.50 and expiring on 31 December 2004. Under the rules of the plan the number of options issued was reduced during the year ending 30 June 2002 to 535,600 , reduced during the year ending 30 June 2003 to 481,600, and reduced to 422,400 during the year ended 30 June 2004 for lapsed options.

The balance of 422,400 options relating to tranche 1 options, expired during the year ended 30 June 2005.

Tranche 2

On 4 August 2003 a second tranche of 422,200 options was issued to eligible employees. The second tranche was issued with an exercise price of $1.20 and expire 31 December 2004. On 4 March 2004, 13,000 tranche 2 options were exercised with a fair value of $16,640 and $15,600 consideration received. The fair value of shares received at the date of their issue is measured as the market value at close of trade on the date of their issue.

The balance of 409,200 relating to tranche 2 options, expired during the year ended 30 June 2005.

The directors of the company, being eligible employees under the employee option plan rules, are entitled to participate in allocations. It was determined by the directors that they would exclude themselves from the allocations of employee options.

The company does not have an executive share option plan, however options are held by the executives. For the details and basis of these holdings, refer to the directors report and note 30 to the financial statements.

6. REMUNERATION OF AUDITORS

	CONSOLIDATED 2006 $	CONSOLIDATED 2005 $	COMPANY 2006 $	COMPANY 2005 $
Audit of the parent entity				
Audit or review of the financial report	136,480	98,904	136,480	98,904
Taxation services	4,500	27,450	4,500	27,450
Other non-audit services				
- Service relating to foreign listing	17,430	173,253	17,430	173,253
- Other advisory services	13,000	-	13,000	-
	171,410	299,607	171,410	299,607
Other auditors				
Audit or review of the financial report	89,298	99,777		
Other non-audit services				
- Other advisory services	4,624	7,778		
	93,922	107,555		

The auditor of Norwood Abbey Limited is Deloitte Touche Tohmatsu.

7. CURRENT TRADE AND OTHER RECEIVABLES

	CONSOLIDATED 2006 $'000	CONSOLIDATED 2005 $'000	COMPANY 2006 $'000	COMPANY 2005 $'000
Trade receivables	226	786	1,259	733
Allowance for doubtful debts	(165)	(131)	-	-
	61	655	1,259	733
Goods and services tax (GST) recoverable	23	52	6	12
Other receivables	-	18	-	42
	84	725	1,265	787

8. CURRENT INVENTORIES

	CONSOLIDATED 2006 $'000	CONSOLIDATED 2005 $'000	COMPANY 2006 $'000	COMPANY 2005 $'000
Raw materials – at cost	-	138	-	-
– at net realisable value	304	310	284	310
Work in progress – at cost	6	5	-	-
Finished goods – at cost	-	1,964	-	-
– at net realisable value	803	215	-	215
	1,113	2,632	284	525

	CONSOLIDATED 2006 $'000	CONSOLIDATED 2005 $'000	COMPANY 2006 $'000	COMPANY 2005 $'000
9. OTHER CURRENT ASSETS				
Prepayments	685	714	495	240
10. OTHER NON-CURRENT FINANCIAL ASSETS				
Shares in controlled entities (i)	-	-	15,580	21,038
At fair value (2005: cost)				
Shares and options	6	6	6	6
Non-trade receivables from wholly owned controlled entities	-	-	15,013	19,842
	6	6	30,599	40,886

(i) Included in the total is an investment in Norwood Immunology Limited, a company listed on London Stock Exchange's Alternative Investment Market, of 103,715 thousand shares with a recorded at cost of $13,881 thousand. The total investment had a market valuation of $98,015 thousand based on the buy price quoted at 30 June 2006 (2005: $82,887 thousand).
On 8 August 2006, Norwood Abbey Limited disposed of 10,100 thousand Norwood Immunology shares with an aggregate value of $4,245 thousand (Note 25).
On 31 August 2006, Norwood Abbey Limited entered into agreements to sell 31,395 thousand shares for an aggregate value of $9,275 thousand (Note 25).
The market value of the shares in Norwood immunology Limited at the date of this report is $31,371 thousand.

NORWOOD ABBEY LIMITED

NOTES TO THE FINANCIAL STATEMENTS

FOR THE FINANCIAL YEAR ENDED 30 JUNE 2006

11. PLANT AND EQUIPMENT

	Consolidated			
	Leasehold Improvements at cost $'000	Plant and Equipment at cost $'000	Equipment Under Finance Lease $'000	TOTAL $'000
Gross Carrying Value				
Balance at 30 June 2005	169	2,544	294	3,007
Additions	-	23	-	23
Disposals	-	(418)	(107)	(525)
Balance at 30 June 2006	169	2,149	187	2,505
Accumulated Depreciation				
Balance at 30 June 2005	(169)	(1,531)	(41)	(1,741)
Disposals	-	302	36	338
Impairment losses charged to profit	-	(150)	-	(150)
Depreciation expense	-	(257)	(44)	(301)
Balance at 30 June 2006	(169)	(1,636)	(49)	(1,854)
Net Book Value				
As at 30 June 2005	-	1,013	253	1,266
As at 30 June 2006	-	512	138	650

	Company			
	Leasehold Improvements at cost $'000	Plant and Equipment at cost $'000	Equipment Under Finance Lease $'000	TOTAL $'000
Gross Carrying Value				
Balance at 30 June 2005	169	2,151	294	2,614
Additions	-	13	-	13
Disposals	-	(418)	(107)	(525)
Balance at 30 June 2006	169	1,746	187	2,102
Accumulated Depreciation				
Balance at 30 June 2005	(169)	(1,472)	(41)	(1,682)
Disposals	-	300	36	336
Impairment losses charged to profit	-	(150)	-	(150)
Depreciation expense	-	(192)	(44)	(236)
Balance at 30 June 2006	(169)	(1,514)	(49)	(1,732)
Net Book Value				
As at 30 June 2005	-	679	253	932
As at 30 June 2006	-	232	138	370

11. PLANT AND EQUIPMENT (cont'd)

	CONSOLIDATED 2006 $'000	CONSOLIDATED 2005 $'000	COMPANY 2006 $'000	COMPANY 2005 $'000
Aggregate depreciation allocated, whether recognised as an expense or capitalised as part of the carrying amount of other assets during the year				
Plant and equipment	257	281	192	229
Leased assets	44	45	44	45
Leasehold improvements	-	-	-	-
	301	326	236	274

12. INTANGIBLES

	CONSOLIDATED Development Costs $'000	Patents $'000	Intellectual Property $'000	Total $'000
Gross Carrying Amount				
Balance 1 July 2004	11,125	29,464	1,450	42,039
Additions	2,306	567	-	2,873
Impairment write down	(13,431)	(14,252)	(600)	(28,283)
Balance at 30 June 2005	-	15,779	850	16,629
Additions	-	773	339	1,112
Balance at 30 June 2006	-	16,552	1,189	17,741

	CONSOLIDATED Development Costs $'000	Patents $'000	Intellectual Property $'000	Total $'000
Accumulated amortisation and impairment				
Balance 1 July 2004	-	7,007	-	7,007
Amortisation expense (i)	-	1,386	-	1,386
Impairment write down	-	(8,393)	-	(8,393)
Balance at 30 June 2005	-	-	-	-
Amortisation expense (i)	-	175	-	175
Balance at 30 June 2006	-	175	-	175
Net book value				
As at 30 June 2005	-	15,779	850	16,629
As at 30 June 2006	-	16,377	1,189	17,566

(i) Of the charge for the year, $175 thousand (2005:$1,386 thousand) has been included in the consolidated entities administration expenses.

12. INTANGIBLES (cont'd)

	COMPANY			
	Development Costs $'000	Patents $'000	Intellectual Property $'000	Total $'000
Gross Carrying Amount				
Balance 1 July 2004	11,125	1,288	600	13,103
Additions	569	333	-	902
Impairment write down	(11,694)	(1,621)	(600)	(13,915)
Balance at 30 June 2005	-	-	-	-
Balance at 30 June 2006	-	-	-	-

	COMPANY			
	Development Costs $'000	Patents $'000	Intellectual Property $'000	Total $'000
Accumulated amortisation and impairment				
Balance 1 July 2004	-	463	-	463
Amortisation expense	-	104	-	104
Impairment write down	-	(567)	-	(567)
Balance at 30 June 2005	-	-	-	-
Balance at 30 June 2006	-	-	-	-
Net book value				
As at 30 June 2005	-	-	-	-
As at 30 June 2006	-	-	-	-

13. ASSETS PLEDGED AS SECURITY

In accordance with the security arrangements of liabilities, as disclosed in notes 15 and 17 to the financial statements, certain financial and intangible assets of the company have been pledged as collateral for those liabilities. At 30 June 2006 the carrying value of the assets pledged as security was $4,095 thousand.

	CONSOLIDATED		COMPANY	
	2006 $'000	2005 $'000	2006 $'000	2005 $'000
14. CURRENT TRADE AND OTHER PAYABLES				
Trade payables	1,606	1,078	1,040	354
Accrued payables	2,219	1,583	784	737
	3,825	2,661	1,824	1,091

15. CURRENT BORROWINGS

	CONSOLIDATED 2006 $'000	CONSOLIDATED 2005 $'000	COMPANY 2006 $'000	COMPANY 2005 $'000
Secured:				
At amortised cost				
Notes payable (i)	-	6,562	-	-
Note payable (ii)	3,441	-	3,441	-
Finance lease liability (iii) (note 23)	27	41	27	41
	3,468	6,603	3,468	41

(i) This loan is denominated in US dollars and is secured by the assets acquired in the purchase of the Epi-Lasik business and all proceeds thereof. Interest is calculated at a rate of 5% p.a. The loan was paid in full during the current financial year.

(ii) On 20 April 2006, the company raised US$3,000 thousand through the issue of 12 month convertible notes. The notes were issued with an interest rate of 12% per annum. The notes are convertible at USD 0.35 per share. These notes are secured, as disclosed in note 13, by the pledge of certain non current financial assets of the company. The carrying value of these assets is $2,234 thousand. The face value of the notes outstanding at 30 June 2006 have been reduced in recognition of the value of the attached options.

(ii) Secured by the assets leased.

16. CURRENT PROVISIONS

	CONSOLIDATED 2006 $'000	CONSOLIDATED 2005 $'000	COMPANY 2006 $'000	COMPANY 2005 $'000
Employee benefits	213	248	140	235
Restructuring costs (note 19)	363	131	363	131
Surplus lease space (note 19)	41	98	41	98
	617	477	544	464

	CONSOLIDATED		COMPANY	
	2006	2005	2006	2005
	$'000	$'000	$'000	$'000

17. NON-CURRENT BORROWINGS

	CONSOLIDATED 2006 $'000	CONSOLIDATED 2005 $'000	COMPANY 2006 $'000	COMPANY 2005 $'000
Unsecured: at amortised cost				
Loans from subsidiaries	-	-	3,923	3,103
	-	-	3,923	3,103
Secured:				
At amortised cost				
Notes payable (i)(ii)	11,949	-	11,949	-
Finance lease liability (ii) (note 23)	131	229	131	229
	12,080	229	12,080	229
	12,080	229	16,003	3,332

(i) On 31 August 2005, the company raised $13,300 thousand (US$ 10,000 thousand) from the issue of unlisted convertible notes. The notes were issued in two equal tranches. The Tranche A notes are repayable two years from the date of issue with an interest rate of 3.5% per annum. The Tranche B notes are payable three years from the date of issue with an interest rate of 4.5% per annum. Both tranches are convertible into Norwood Abbey Limited shares at $0.42 each during the term of the notes or at a 10% discount to the volume weighted average closing price at maturity. Both tranches of notes are secured, as disclosed in note 13, by the pledge of certain non current financial assets of the company. The carrying value of these assets subject to security at 30 June 2006 was $1,862 thousand. On 31 August 2006, Norwood Abbey Limited disposed of 31,395 thousand Norwood Immunology Limited shares for an aggregate value of $9,275 thousand (US$7,000 thousand). Proceeds from the sale of these shares was used to discharge convertible notes from both Tranche A and B (note 17). Notes that remain outstanding at 30 June 2006 with an aggregate face value of US$3,000 thousand are from Tranche A and B equally.

(ii) The face value of the notes outstanding at 30 June 2006 have been reduced in recognition of the value of the attached options.

(ii) Secured by the assets leased.

18. NON-CURRENT PROVISIONS

	CONSOLIDATED 2006 $'000	CONSOLIDATED 2005 $'000	COMPANY 2006 $'000	COMPANY 2005 $'000
Employee benefits	300	247	263	128
Surplus lease space (note 19)	-	41	-	41
	300	288	263	169

19. PROVISIONS

	CONSOLIDATED		COMPANY	
	Provision for Surplus Lease Space $'000	Provision for Restructure and Termination (i) $'000	Provision for Surplus Lease Space $'000	Provision for Restructure and Termination (i) $'000
Balance at 1 July 2005	139	131	139	131
Additional provisions recognised	-	1,094	-	562
Reductions arising from payments/other sacrifices of future economic benefits	-	(862)	-	(330)
Reductions resulting from re-measurement or settlement without cost	(98)	-	(98)	-
Balance at 30 June 2006	41	363	41	363
Current (note 16)	41	363	41	363
Non-current (note 18)	-	-	-	-
	41	363	41	363

(i) The provision for restructure and termination costs represents the present value of the directors' best estimate of the costs directly and necessarily caused by the restructuring that are not associated with the ongoing activities of the entity, including termination benefits. The restructuring was significantly complete as at the end of the financial year.

	CONSOLIDATED		COMPANY	
	2006 $'000	2005 $'000	2006 $'000	2005 $'000
20. ISSUED CAPITAL				
Fully paid ordinary shares				
191,416,142 fully paid ordinary shares (2005: 185,741,408)	100,895	99,408	100,895	99,408

Changes to the then Corporations Law abolished the authorised capital and par value concept in relation to share capital from 1 July 1998. Therefore, the company does not have a limited amount of authorised capital and issued shares do not have a par value

	COMPANY 2006		COMPANY 2005	
	No. '000	$ '000	No. '000	$ '000
Fully Paid Ordinary Shares				
Balance at beginning of financial year	185,741	99,408	161,041	85,651
Shares issued				
- cash	1,000	400	16,700	8,362
- non-cash	4,675	1,097	8,000	5,640
Share issue costs	-	(10)	-	(245)
Balance at end of financial year	191,416	100,895	185,741	99,408

Fully paid ordinary shares carry one vote per share and carry the right to dividends.

Share Options

Details of the employee option plan are contained in note 5 to the financial statements and details of key management personnel holdings are contained in note 30(c) to the financial statements.

	CONSOLIDATED		COMPANY	
	2006 $'000	2005 $'000	2006 $'000	2005 $'000

21. LOSS PER SHARE

	2006 Cents per share	2005 Cents per share
Basic and diluted earnings per share	(12.05)	(21.97)

	2006 No.	2005 No.
The weighted average number of ordinary shares on issue during the financial year used in the calculation of basic earnings per share and diluted earnings per share	188,577,786	171,728,526

All options on issue during the year are considered potential ordinary shares and are therefore excluded from the weighted average number of ordinary shares used in the calculation of basic earnings per share.

All options on issue during the year are considered potential ordinary shares for the purposes of calculating diluted earnings per share. Potential ordinary shares that are not dilutive are excluded from the calculation of weighted average number of ordinary shares and potential ordinary shares used in the calculation of diluted earnings per share.

	2006 $'000	2005 $'000
Earnings used in the calculation of basic earnings per share and diluted earnings per share reconciles to the net profit in the income statement as follows:		
Net loss	22,717	37,724
Net loss used in the calculation of basic earnings per share and diluted earnings per share	22,717	37,724

	2006 No	2005 No.
The following potential ordinary shares are not dilutive and are therefore excluded from the weighted average number of ordinary shares and potential ordinary shares used in the calculation of diluted earnings per share:		
Options – Ordinary shares	15,985,000	7,850,000

	CONSOLIDATED		COMPANY	
	2006	2005	2006	2005
	$'000	$'000	$'000	$'000

22. COMMITMENTS FOR EXPENDITURE

(a) *Lease Commitments*

Finance lease liabilities and non-cancellable operating lease commitments are disclosed in note 23 to the financial statements.

(b) *Other Expenditure Commitments*

Expenditure commitments relating to research projects				
Not longer than 1 year	815	824	567	266
Longer than 1 year and not longer than 5 years	-	328	-	-
Longer than 5 years	-	-	-	-
	815	1,152	567	266

23. LEASES

Finance Leases

Leasing Arrangements

Finance leases relate to motor vehicles with lease terms of 4 years. The consolidated entity has the option to purchase the vehicles for a nominal amount at the conclusion of the lease arrangements.

Finance lease liabilities				
- Not later than 1 year	37	59	37	59
- Later than 1 year but not later than 5 years	142	257	142	257
Minimum lease payments (i)	179	316	179	316
Less future finance charges	(21)	(46)	(21)	(46)
Present value of minimum lease payments	158	270	158	270
Included in the financial statements as:				
Current borrowings (note 15)	27	41	27	41
Non-current borrowings (note 17)	131	229	131	229
	158	270	158	270

(i) Minimum future lease payments include the aggregate of all lease payments and any guaranteed residual

23. LEASES (cont'd)

Operating Leases

Leasing Arrangements

The operating leases are non-cancellable operating leases over various items of office equipment and leases over office/warehouse facility. The Australian office lease is for three years with a further option periods of three years. The company's bankers issued a bank guarantee in favour of the landlord which is secured by part of the cash on deposit. The operating lease contract contains a market review clause in the event that the company exercises its option to renew. The company does not have an option to purchase any of the assets subject to an operating lease at the completion of the lease term.

	CONSOLIDATED		COMPANY	
	2006 $'000	2005 $'000	2006 $'000	2005 $'000
Non-cancellable operating leases.				
- Not later than 1 year	260	480	186	372
- Later than 1 year but not later than 5 years	207	520	-	186
	467	1,000	186	558
In respect of the non-cancellable operating leases for office space the following liabilities have been recognised:				
Current provisions (note 16)				
Surplus lease space	41	98	41	98
Non-current provisions (note 18)				
Surplus lease space	-	41	-	41
	41	139	41	139

24. CONTINGENT LIABILITIES

Royalties:

(a) During 1994, Electrospect, Inc. ("Electrospect") (formerly Transmedica International, Inc. which was acquired by the company on 23 December 1999) paid a licensing fee to Massachusetts General Hospital for a patent rights license agreement. The licence fee, net of accumulated amortisation, is included on the statement of financial position as patent costs. Under the terms of the agreement, Electrospect, Inc. will be required to pay additional royalties on products sold which are covered by the patent right. The directors consider that no royalties are due and payable as at 30 June 2006. Such royalties are to be computed at 5% of the net sales price in the case of products subject to exclusive licence and 2.5% for products non-exclusively licensed and 1% of the net sales price in the case of certain other products.

(b) On 14 June 2000, Norwood Abbey Limited entered into an agreement with University of Arkansas Medical Services ("UAMS") to amend the royalty agreement between Electrospect, Inc. and UAMS dated 19 December 1994. This agreement provides for a maximum royalty at the rate of 2.5% of the net sales of devices manufactured for the withdrawal of blood or the delivery of local topical anaesthesia using a laser device (capped at $1,000,000 per annum). If a royalty is payable to a third party then the 2.5% rate shall be reduced by the percentage royalty payable to such a third party except that the royalty rate payable to UAMS shall never be less than 1.0%. The directors consider that no royalties are due and payable as at 30 June 2006.

(c) On 17 June 2003, Norwood Immunology Limited entered into an agreement with Monash University. Under the terms of the agreement a royalty is payable to Monash University on income, from commercial sales or sublicense payments received by Norwood Immunology Limited from the commercial exploitation of the technology purchased from Monash University. The royalty rate varies between 7.5% and 3.5% depending on the number of additional licences payable to third parties.

(d) On 27 June 2003, Norwood Immunology Limited entered into an agreement with Associate Professor Richard Boyd. Under the terms of the agreement a royalty of 2.5% is payable to Dr. Boyd and his laboratory on income from commercial sales or sublicense payments received by Norwood Immunology Limited from the commercial exploitation of existing technology developed. In addition, Dr. Boyd and his laboratory are entitled to 7.5% of license fees, royalties and milestone payments received by the company from the commercialisation of any new technology.

(e) On 27 April 2004, Sightrate B.V. entered into an exclusive licence agreement with FOS Holdings S.A. a Luxembourg corporation. Under the terms of this agreement a royalty of 10% is payable to FOS Holdings S.A., for a period of 20 years, on net sales from agreed products whose manufacture or sale is covered by a valid patent claim in the country of manufacture or sale. In addition a royalty of 8% is payable, for a period of 10 years, on net sales of agreed products whose manufacture or sale is not covered by a valid patent claim in the country of manufacture or sale.

(f) On 23 March 2006, Norwood EyeCare Pty Ltd. entered into an exclusive licence agreement with Tissue Engineering Refraction, Inc. an United States corporation. Under the terms of this agreement Norwood EyeCare Pty Ltd has licensed a portfolio of intellectual property and in return for a royalty of 3.5% is payable to Tissue Engineering Refraction, Inc., for a period of 15 years, on net sales from agreed products whose manufacture or sale is covered by a valid patent claim in the country of manufacture or sale.

(g) Other royalty obligations are considered not to be material on the basis that such obligations will either have expired prior to the first commercial sale, are capped at amounts which are not material or are predicated upon sales through particular distribution channels in respect of which Norwood Abbey Ltd has no obligation to sell.

24. CONTINGENT LIABILITIES (cont'd)

Licence agreements:

(h) On 22 December 2000 the company entered into an agreement with Monash University for a worldwide exclusive licence to exploit technology licensed from Monash University. This agreement has since been superseded by an agreement signed on 17 June 2003. In terms of this licence the company has agreed to pay an amount up to a maximum of $650,000 contingent on meeting various regulatory approvals. Regulatory approvals are subject to successful completion of clinical trials which are continuing.

(i) On 27 April 2004, Sightrate B.V entered into an exclusive licence agreement with FOS Holding S.A. a Luxembourg corporation. Under the terms of the agreement Sightrate B.V. will pay FOS Holdings S.A. a non-refundable, non-creditable milestone payment of US$ 750,000. The timing of the payment is dependent on reaching certain Net Sales targets. A second non-refundable, non-creditable milestone payment of US$ 750,000 is payable on the first anniversary of the milestone listed above.

(j) On 23 March 2006 Norwood Eyecare Pty Ltd entered into an exclusive licence agreement with Tissue Engineering Refraction, Inc. an United States corporation. Under the terms of the agreement Norwood Eyecare Pty Ltd. will pay Tissue Engineering Refraction, Inc. a non-refundable, non-creditable milestone payment of US$ 200,000. The timing of the payment is dependent on reaching certain Net Sales targets.

25. SUBSEQUENT EVENTS

Since the end of the financial year the company has repaid $1,977 thousand (US$1,500 thousand) in principal from the convertible notes entered into by the company in April 2006 (note 15(i)). The aggregate outstanding after repayment is US$1,500 thousand.

On 8 August 2006, Norwood Abbey Limited disposed of 10,100 thousand Norwood Immunology Limited shares for consideration of $4,245 thousand. The book value of these shares was $1,352 thousand. Norwood Abbey Limited owned 75.55% of Norwood Immunology Limited immediately after completion of this transaction.

On 31 August 2006, Norwood Abbey Limited disposed of 31,395 thousand Norwood Immunology Limited shares for an aggregate value of $9,275 thousand. Proceeds from the sale of these shares was used to discharge two convertible notes (note 17). The book value of these shares was $4,202 thousand. Norwood Abbey Limited owned 50.22% of Norwood Immunology Limited immediately after completion of this transaction. On 31 August 2006, Mr. J. Bell, Mr. R. Zahn and Mr. R. Lewis resigned from the Norwood Immunology Limited Board of directors. Upon completion of this transaction Norwood Abbey Limited continued to hold 62,219,264 shares (50.21%) in Norwood Immunology Limited. Norwood Abbey Limited representatives fill two of the five Norwood Immunology Limited board positions.

On 31 August 2006, Norwood Immunology Limited entered into a secured loan agreement to raise $1,000 thousand. The loan is repayable within 12 months and bears an interest rate of 12%

26. SEGMENT INFORMATION

Segment Revenues	External Sales 2006 $'000	External Sales 2005 $'000	Inter-segment 2006 $'000	Inter-segment 2005 $'000	Other 2006 $'000	Other 2005 $'000	Total 2006 $'000	Total 2005 $'000
Devices Division	687	2,196	-	-	-	-	687	2,196
Immunology Division	-	-	-	-	-	-	-	-
Other	-	-	-	-	-	-	-	-
Total of all segments	687	2,196	-	-	-	-	687	2,196
Eliminations							-	-
Unallocated							(158)	1,568
Consolidated							529	3,764

Segment results	2006 $'000	2005 $'000
Devices Division	(8,870)	(21,632)
Immunology Division	(7,055)	(9,608)
Total of all segments	(15,925)	(31,150)
Eliminations	-	600
Unallocated	(7,802)	(8,012)
Loss from ordinary activities before income tax expense	(23,727)	(38,652)
Income tax expense relating to ordinary activities	-	-
Loss from ordinary activities after related income tax expense	(23,727)	(38,652)
Net Loss	(23,727)	(38,652)

Segment assets and liabilities	Assets 2006 $'000	Assets 2005 $'000	Liabilities 2006 $'000	Liabilities 2005 $'000
Devices Division	14,775	16,320	2,820	7,676
Immunology Division	5,378	11,593	2,236	1,446
Other	-	-	-	-
Total of all segments	20,153	27,913	5,056	9,122
Eliminations	-	-	-	-
Unallocated	640	1,921	15,234	1,136
Consolidated	20,793	29,834	20,290	10,258

Other segment information	Devices Division 2006 $'000	Devices Division 2005 $'000	Immunology Division 2006 $'000	Immunology Division 2005 $'000
Acquisition of segment assets	721	1,115	1,225	497
Depreciation and amortisation of segment assets	448	1,499	28	213
Impairment of inventory	1,526	594	-	-
Impairment of investments	-	-	811	-
Impairment of development cost	-	7,315	-	6,116
Impairment of capitalised patent costs	-	6,459	-	-

26. SEGMENT INFORMATION (cont'd)

Geographical Segment Information	Revenue from External Customers		Segment Assets		Acquisition of segment Assets	
Geographical Segment	2006 $'000	2005 $'000	2006 $'000	2005 $'000	2006 $'000	2005 $'000
Asia	-	442	-	116	-	-
North America	259	407	5,444	3,166	423	221
Australia	30	60	2,493	11,545	12	894
Europe	101	1,053	12,805	11,633	1,512	-
Middle East	90	234	-	85	-	-
Unallocated	157	-	51	3,289	-	497
Consolidated	637	2,196	20,793	29,834	1,947	1,612

27. NOTES TO THE CASH FLOW STATEMENT

	CONSOLIDATED 2006 $'000	CONSOLIDATED 2005 $'000	COMPANY 2006 $'000	COMPANY 2005 $'000
(a) Reconciliation of cash				
For the purposes of the statement of cash flows, cash includes cash on hand and in banks. Cash at the end of the financial year as shown in the cash flow statement of cash flows is reconciled to the related items in the balance sheet as follows:				
Cash	689	7,862	377	905
(b) Reconciliation of loss from ordinary activities after related income tax to net cash flows from operating activities				
Loss from ordinary activities after related income tax	(23,727)	(38,652)	(32,543)	(24,948)
Depreciation and amortisation of non-current assets	476	1,712	236	378
Unrealised foreign exchange loss/(gain)	(925)	(764)	(943)	831
Equity settled share based payments	750	26	750	26
(Gain)/Loss on disposal of non-current assets	34	(5)	34	(5)
Impairment of capitalised patent costs	-	6,459	-	1,654
Impairment of inventory	1,526	724	237	594
Impairment of investments	811	-	-	-
Impairment of investments in subsidiaries	-	-	5,458	-
Impairment of development costs	-	13,431	-	11,694
Impairment of receivables	-	-	17,662	523
Impairment of non-current assets	150	-	150	-
Changes in net assets and liabilities, net of the effects of purchase of subsidiaries:				
(Increase)/decrease in current receivables	640	715	(1,399)	(647)
(Increase)/decrease in current inventories	25	(120)	4	(59)
(Increase)/decrease in current prepayments	29	(245)	(255)	(144)
Increase/(decrease) in current payables	2,353	(5,570)	2,823	(2,903)
Increase/(decrease) in provisions	282	268	304	184
Net cash used in operating activities	(17,576)	(22,021)	(7,482)	(12,822)

27. NOTES TO THE CASH FLOW STATEMENT (cont'd)

	CONSOLIDATED 2006 $'000	CONSOLIDATED 2005 $'000	COMPANY 2006 $'000	COMPANY 2005 $'000
(c) Finance facilities				
Lease finance facility, reviewed annually				
- amount used	158	270	158	270
- amount unused	192	80	192	80
	350	350	350	350
Equity line facility				
- amount used	-	-	-	-
- amount unused	20,000	20,000	20,000	20,000
	20,000	20,000	20,000	20,000

The company currently has a $20 million equity facility with Global Emerging Markets Inc. expiring in April 2008. This facility allows the company to draw down funds during the period of the facility. The total amount of funds available at any one draw down is dependent on trading volumes of NAL shares. Based on historic average trading volumes, funding of approximately $500,000 to $1m is likely to be available during the 2007 financial year if required to supplement the other funding options.

28. SUBSIDIARIES

Name of Entity	Country Of Incorporation	Ownership Interest 2006 %	Ownership Interest 2005 %
Parent Entity			
Norwood Abbey Limited (i)	Australia		
Subsidiaries			
Norwood Immunology Ltd (ii)	Australia	83.70	83.70
Norwood Immunology, Inc.	U.S.A.	100	100
Norwood Devices Pty Ltd (iii)	Australia	100	100
Controlled Entity			
Norwood EyeCare Pty Ltd (iii)	Australia	95	100
Norwood Abbey, Inc.	U.S.A.	100	100
Eliza, Inc.	U.S.A.	100	100
Electrospect, Inc.	U.S.A.	100	100
Sightrate B.V.	Netherlands	100	100
Spectral BioSystems, Inc.	U.S.A.	100	100
Norwood Lasers U.K.	U.K.	100	100

(i) Norwood Abbey Limited is the head entity within the tax-consolidated group.

(ii) Subsequent to balance date Norwood Abbey Limited sold 41,495 thousand shares in Norwood Immunology and reduced it's holding to 50.2%. Concurrently, three Norwood Abbey Limited representatives resigned from the board of directors of Norwood Immunology Limited. Norwood Abbey Limited currently has two representatives of the five member board of Norwood Immunology Limited.

(iii) This company is a member of the tax-consolidated group.

29. FINANCIAL INSTRUMENTS

a) Significant Accounting Policies

Details of significant accounting policies and methods adopted, including the criteria for recognition, the basis of measurement and the basis on which revenues and expenses are recognised, in respect of each class of financial asset, financial liability and equity instrument are disclosed in note 1 to the financial statements.

b) Credit Risk Management

Credit risk refers to the risk that a counterparty will default on its contractual obligations resulting in financial loss to the consolidated entity. The consolidated entity has adopted the policy of only dealing with creditworthy counterparties. The consolidated entity measures credit risk on a fair value basis.

The consolidated entity does not have any significant credit risk exposure to any single counterparty or any group of counterparties having similar characteristics.

The carrying amount of financial assets recorded in the financial statements, net of any provisions for losses, represents the company's maximum exposure to credit risk without taking account of the value of any collateral or other security obtained.

c) Fair Value of Financial Instruments

The carrying amount of financial assets and financial liabilities recorded in the financial statements represents their respective fair values, determined in accordance with the accounting policies disclosed in note 1 to the financial statements, with the exception of the investment held by the company in Norwood Immunology Limited which is valued at cost, refer note 10.

d) Foreign Currency Risk Management

Since a proportion of the consolidated entity's operating expenditure is incurred in US dollars and British pounds, the consolidated entity is vulnerable to exchange rate fluctuations between the US dollar and British pound, and the Australian dollar. The company currently does not hedge against this exposure.

e) Fair Value of Call Option and Investment

The call option purchased during the year by Norwood Immunology Ltd to purchase the outstanding capital in Bestowil Holdings has not been valued as there is not sufficient certainty that the consolidated entity will exercise the option which expires on 31 December 2006.

The carrying value of the investment in Bestowil Holdings in the consolidated financial statements has been impaired to NIL (cost : $811 thousand) . There is insufficient evidence to be able to justify carrying the investment

29. FINANCIAL INSTRUMENTS (cont'd)

f) Interest Rate Risk

The following table details the consolidated entity's exposure to interest rate risk as at 30 June 2006.

			Fixed Interest Rate Maturity				
2006	Average Interest Rate %	Variable Interest Rate $'000	Less than 1 Year $'000	1 to 5 Years $'000	More than 5 Years $'000	Non-Interest Bearing $'000	Total $'000
Financial Assets							
Cash	4	689	-	-	-	-	689
Receivables	-	-	-	-	-	84	84
Other	-	-	-	-	-	685	685
		689	-	-	-	769	1,458
Financial Liabilities							
Accounts payable	-	28	-	-	-	3,798	3,825
Finance lease	7	-	27	131	-	-	158
Employee benefits	-	-	-	-	-	513	513
Notes Payable (note 15 (i))	14		3,441	-	-	-	3,441
Notes Payable (note 17 (i))	4	-	-	11,949	-	-	11,949
		28	3,468	12,080	-	4,311	19,886
2005							
Financial Assets							
Cash	5	7,862	-	-	-	-	7,862
Receivables	-	-	-	-	-	725	725
Other	-	-	-	-	-	714	714
		7,862	-	-	-	1,439	9,301
Financial Liabilities							
Accounts payable	-	33	-	-	-	2,628	2,661
Finance lease	7	-	41	229	-	-	270
Employee benefits	-	-	-	-	-	495	495
Notes Payable (note 15 (ii))	5	-	6,562	-	-	-	6,562
		33	6,603	229	-	3,123	9,988

30. RELATED PARTY DISCLOSURES

a) Equity Interests in Subsidiaries

Details of the percentage of ordinary shares held in controlled entities are disclosed in note 28 to the financial statements.

b) Key Management Personnel Remuneration

Details of key management personnel remuneration are disclosed in note 4 to the financial statements.

30. RELATED PARTY DISCLOSURES (cont'd)

c) *Key Management Personnel Equity Holdings*

Ordinary shares

	Balance @ 1 July 2005	Granted as remuneration No.	Received on exercise of options No.	Net Other change No.	Balance @ 30 June 2006	Balance held nominally	Issuing Entity (i)
Directors							
P.J. Hansen	21,310,000	-	-	-	21,310,000	-	NAL
R.S. Lewis	1,660,000	-	-	-	1,660,000	-	NAL
E.H.S. Wyatt	-	-	-	-	-	-	
R.W. Zahn	-	-	-	-	-	-	
I.W. Hunter	-	-	-	-	-	-	
Executives							
B. Romanin (ii)	28,000	-	-	(28,000)	-	-	NAL
R.G. Walmsley (ii)	850,000	-	-	(850,000)	-	-	NAL
J.H. Bell	38,500	-	-	-	38,500	-	NAL
	23,886,500	-	-	(878,000)	23,008,500	-	
R.F. Williams	197,368	-	-	-	197,368	-	NIM
R. Scarrott	26,316	-	-	-	26,316	-	NIM
	223,684	-	-	-	223,684	-	

	Balance @ 1 July 2004	Granted as remuneration No.	Received on exercise of options No.	Net Other change No.	Balance @ 30 June 2005	Balance held nominally	Issuing Entity (i)
Directors							
P.J. Hansen	21,310,000	-	-	-	21,310,000	-	NAL
R.S. Lewis	1,660,000	-	-	-	1,660,000	-	NAL
E.H.S. Wyatt	-	-	-	-	-	-	
R.W. Zahn	-	-	-	-	-	-	
I.W. Hunter	-	-	-	-	-	-	
Executives							
B. Romanin (ii)	28,000	-	-	-	28,000	-	NAL
R.G. Walmsley (ii)	850,000	-	-	-	850,000	-	NAL
J.H. Bell	38,500	-	-	-	38,500	-	NAL
	23,886,500	-	-	-	23,886,500	-	
R.F. Williams	197,368	-	-	-	197,368	-	NIM
R. Scarrott	26,316	-	-	-	26,316	-	NIM
	223,684	-	-	-	223,684	-	

(i) Issuing entity – Norwood Abbey Limited (NAL) and Norwood Immunology Limited (NIM).

(ii) This specified director/executive resigned during the period and accordingly the closing balance for the director/executive has been shown as nil

NORWOOD ABBEY LIMITED

NOTES TO THE FINANCIAL STATEMENTS

FOR THE FINANCIAL YEAR ENDED 30 JUNE 2006

30. RELATED PARTY DISCLOSURES (cont'd)

c) ***Key Management Personnel Equity Holdings***

Share Options

	Bal @ 1 July 2005 No.	Granted as remun-eration No.	Exercised No.	Other change No.	Bal @ 30 June 2006 No.	Bal Vested @ 30 June 2006 No.	Vested but not exercise-able No.	Vested and exercise-able No.	Options vested during the year No.	Issuing Entity (i)
Directors										
P.J. Hansen	-	-	-	-	-	-	-	-	-	
D.M. Ryan	-	-	-	-	-	-	-	-	-	
R.S. Lewis	-	-	-	-	-	-	-	-	-	
J.E. Jefferis	-	-	-	-	-	-	-	-	-	
E.H.S. Wyatt	50,000	-	-	-	50,000	50,000	-	50,000	-	NAL
R.W. Zahn	50,000	-	-	-	50,000	50,000	-	50,000	-	NAL
I.W. Hunter	550,000	500,000	-	(1,000,000)	50,000	50,000	-	50,000	-	NAL
	650,000	500,000	-	(1,000,000)	150,000	150,000	-	150,000	-	
Executives										
B. Romanin	750,000	-	-	(750,000)	-	-	-	-	-	NAL
R.G. Walmsley	-	-	-	-	-	-	-	-	-	NAL
J.H. Bell	250,000	-	-	(250,000)	-	-	-	-	-	NAL
	1,000,000	-	-	(1,000,000)	-	-	-	-	-	
R.F. Williams	4,658,684	-	-	-	4,658,684	4,658,684	-	-	-	NIM
R. Scarrott	903,159	-	-	-	903,159	903,159	-	-	-	NIM
	5,561,843	500,000	-	(2,000,000)	5,711,843	5,711,843	-	-	-	

	Bal @ 1 July 2004 No.	Granted as remun-eration No.	Exercised No.	Other change No.	Bal @ 30 June 2005 No.	Bal Vested @ 30 June 2005 No.	Vested but not exercise-able No.	Vested and exercise-able No.	Options vested during the year No.	Issuing Entity (i)
Directors										
P.J. Hansen	-	-	-	-	-	-	-	-	-	
D.M. Ryan	-	-	-	-	-	-	-	-	-	
R.S. Lewis	-	-	-	-	-	-	-	-	-	
J.E. Jefferis	-	-	-	-	-	-	-	-	-	
E.H.S. Wyatt	-	50,000	-	-	50,000	50,000	-	50,000	50,000	NAL
R.W. Zahn	-	50,000	-	-	50,000	50,000	-	50,000	50,000	NAL
I.W. Hunter	-	550,000	-	-	550,000	550,000	-	550,000	550,000	NAL
	-	650,000	-	-	650,000	650,000	-	650,000	650,000	
Executives										
B. Romanin	1,020,500	-	-	(270,500)	750,000	750,000	750,000	-	-	NAL
R.G. Walmsley	275,600	-	-	(275,600)	-	-	-	-	-	NAL
J.H. Bell	496,200	-	-	(246,200)	250,000	250,000	250,000	-	-	NAL
	1,792,300	-	-	(792,300)	1,000,000	1,000,000	1,000,000	-	-	
R.F. Williams	5,746,052	-	-	(1,087,368)	4,658,684	4,658,684	-	-	-	NIM
R. Scarrott	39,474	-	-	(863,685)	903,159	903,159	-	-	-	NIM
	5,785,526	-	-	(223,683)	5,561,843	5,561,843	-	-	-	

30. RELATED PARTY DISCLOSURES (cont'd)

	CONSOLIDATED 2006 $	CONSOLIDATED 2005 $	COMPANY 2006 $	COMPANY 2005 $
d) Other transactions with key management personnel				
The operating loss before income tax includes the following items of expense that resulted from transactions with directors or their director-related entities:				
Consultancy fees	90,469	129,219	90,469	129,216

During the financial year, Prof. I.W. Hunter, provided consultancy services to the company totalling $80,129 (2005:$107,456). Prof. I. W. Hunter receives a monthly retainer for providing services as a member of the Scientific Advisory Board.

During the financial year, Lewis Trende, a firm associated with Mr. R.S. Lewis, provided corporate consultancy services to the company totalling $10,340 (2005:$21,760). Services are provided on an ad hoc basis and charged at commercial hours rates. There is no formal contract in place.

e) *Transactions Within the Wholly-Owned Group*

The wholly owned group includes:

- the ultimate parent entity; and
- the wholly-owned controlled entities.

Amounts receivable from entities in the wholly-owned group are disclosed in note 10 to the financial statements.

During the financial year the ultimate parent entity provided administration services to Norwood Immunology Limited for a total fee of $490,000 (2005 : $600,000). Interest is charged on the outstanding balance at the 90 day bank bill rate.

During the financial year the ultimate parent entity provided administration services to all other entities in the wholly-group for no charge.

f) *Parent Entity*

The ultimate Australian parent entity and ultimate parent entity in the consolidated entity and the wholly-owned group is Norwood Abbey Limited.

31. IMPACTS OF THE ADOPTION OF AUSTRALIAN EQUIVALENTS TO INTERNATIONAL FINANCIAL REPORTING STANDARDS

Effect of A-IFRS on the balance sheet as at 1 July 2004	Note	Consolidated Super-seded policies* $'000	Consolidated Effect of transition to A-IFRS $'000	Consolidated A-IFRS $'000	Company Super-seded policies* $'000	Company Effect of transition to A-IFRS $'000	Company A-IFRS $'000
Current assets							
Cash and cash equivalents		23,294	-	23,294	11,865	-	11,865
Trade and other receivables		1,570	-	1,570	140	-	140
Inventories		3,106	-	3,106	974	-	974
Current tax assets		-	-	-	181	-	181
Other		469	-	469	-	-	-
Total current assets		28,439	-	28,439	13,160	-	13,160
Non-current assets							
Other financial assets		6	-	6	29,774	-	29,774
Plant and equipment	d	1,291	-	1,291	1,012	-	1,012
Deferred tax assets		-	-	-	-	-	-
Other intangible assets		23,907	-	23,907	2,025	-	2,025
Other	b	23,395	(12,270)	11,125	19,016	(7,891)	11,125
Total non-current assets		48,599	(12,270)	36,329	51,827	(7,891)	43,936
Total assets		77,038	(12,270)	64,768	64,987	(7,891)	57,096
Current liabilities							
Trade and other payables		5,642	-	5,642	2,885	-	2,885
Borrowings		7,298	-	7,298	55	-	55
Current tax payables		-	-	-	-	-	-
Provisions		358	-	358	310	-	310
Total current liabilities		13,298	-	13,298	3,250	-	3,250
Non-current liabilities							
Borrowings		5,881	-	5,881	3,364	-	3,364
Deferred tax liabilities		-	-	-	-	-	-
Provisions		139	-	139	139	-	139
Total non-current liabilities		6,020	-	6,020	3,503	-	3,503
Total liabilities		19,318	-	19,318	6,753	-	6,753
Net assets		57,720	(12,270)	45,450	58,234	(7,891)	50,343
Equity							
Share capital		95,725	(10,074)	85,651	85,651	-	85,651
Reserves	e	(57)	10,430	10,373	-	356	356
Accumulated losses	g	(42,283)	(12,626)	(54,909)	(27,417)	(8,247)	(35,664)
Parent entity interest		53,385	(12,270)	41,115	58,234	(7,891)	50,343
Minority interest		4,335		4,335	-	-	-
Total equity		57,720	(12,270)	45,450	58,234	(7,891)	50,343

* Reported financial position as at year ended 30 June 2004.

31. IMPACTS OF THE ADOPTION OF AUSTRALIAN EQUIVALENTS TO INTERNATIONAL FINANCIAL REPORTING STANDARDS (cont'd)

Effect of A-IFRS on the income statement for the financial year ended 30 June 2005.

		Consolidated			Company		
	Note	Superseded policies* $'000	Effect of transition to A-IFRS $'000	A-IFRS $'000	Superseded policies* $'000	Effect of transition to A-IFRS $'000	A-IFRS $'000
Revenue		2,196	-	2,196	58	-	58
Cost of sales		(1,042)	-	(1,042)	(24)	-	(24)
Gross profit		1,154	-	1,154	34	-	34
Other income		1,595	-	1,595	192	-	192
Distribution expenses		(4,641)	-	(4,641)	(2,398)	-	(2,398)
Marketing expenses		(3,241)	-	(3,241)	(1,272)	-	(1,272)
Occupancy expenses		(387)	-	(387)	(363)	-	(363)
Administration expenses		(12,184)	183	(12,001)	(5,828)	(26)	(5,854)
Finance costs		(421)	-	(421)	(18)	-	(18)
Impairment of inventory		(724)	-	(724)	(594)	-	(594)
Write down of research and development costs		(25,701)	12,270	(13,431)	(19,585)	7,891	(11,694)
Write down of patent costs		(6,459)	-	(6,459)	(1,654)	-	(1,654)
Other expenses		(96)	-	(96)	(1,327)	-	(1,327)
Profit before income tax expense		(51,105)	12,453	(38,652)	(32,813)	7,865	(24,948)
Income tax expense		-	-	-	-	-	-
Profit for the period		(51,105)	12,453	(38,652)	(32,813)	7,865	(24,948)
Profit attributable to minority interest		1,566	(638)	928	-		-
Profit attributable to members of the parent entity		(49,539)	11,815	(37,724)	(32,813)	7,865	(24,948)

* Reported financial results under previous Australian GAAP.

31. IMPACTS OF THE ADOPTION OF AUSTRALIAN EQUIVALENTS TO INTERNATIONAL FINANCIAL REPORTING STANDARDS (cont'd)

Effect of A-IFRS on the balance sheet as at 30 June 2005

		Consolidated			Company		
		Super-seded policies* $'000	Effect of transition to A-IFRS $'000	A-IFRS $'000	Super-seded policies* $'000	Effect of transition to A-IFRS $'000	A-IFRS $'000
Current assets							
Cash and cash equivalents		7,862		7,862	905		905
Trade & other receivables		725		725	787		787
Inventories		2,632		2,632	525		525
Current tax assets		-		-	-		-
Other		714		714	240		240
Total current assets		11,933	-	11,933	2,457	-	2,457
Non-current assets							
Other financial assets		6		6	40,886		40,886
Property, plant and equipment		1,266		1,266	932		932
Deferred tax assets	f	-		-	-		-
Other intangible assets	c	19,221	(2,592)	16,629	-		-
Other		-		-	-		-
Total non-current assets		20,493	(2,592)	17,901	41,818	-	41,818
Total assets		32,426	(2,592)	29,834	44,275	-	44,275
Current liabilities							
Trade & other payables		2,661		2,661	1,091		1,091
Borrowings		6,603		6,603	41		41
Current tax payables		-		-	-		-
Provisions		477		477	464		464
Total current liabilities		9,741		9,741	1,596		1,596
Non-current liabilities							
Borrowings		229		229	3,332		3,332
Deferred tax liabilities	f	-		-	-		-
Provisions		288		288	169		169
Total non-current liabilities		517	-	517	3,501		3,501
Total liabilities		10,258	-	10,258	5,097	-	5,097
Net assets		22,168	(2,592)	19,576	39,178	-	39,178
Equity							
Share capital		110,948	(11,540)	99,408	99,408		99,408
Reserves	a,c,e	-	9,095	9,095	-	383	383
Accumulated loss	g	(90,434)	(3)	(90,437)	(60,230)	(383)	(60,613)
Parent entity interest		20,514	(2,448)	18,066	39,178	-	39,178
Minority interest		1,654	(144)	1,510	-		
Total equity		22,168	(2,592)	19,576	39,178	-	39,178

* Reported financial position under previous Australian GAAP.

31. IMPACTS OF THE ADOPTION OF AUSTRALIAN EQUIVALENTS TO INTERNATIONAL FINANCIAL REPORTING STANDARDS (cont'd)

Effect of A-IFRS on the cash flow statement for the financial year ended 30 June 2005

There are no material differences between the cash flow statement presented under A-IFRS and the cash flow statement presented under the superseded policies.

Notes to the reconciliations of income and equity

(a) Revenue

Under superseded policies, the consolidated entity recognised the gain or loss on disposal of plant and equipment on a 'gross' basis by recognising the proceeds from sale as revenue, and the carrying amount of the plant and equipment disposed as an expense. Under A-IFRS, the gain or loss on disposal is recognised on a 'net' basis, and is classified as income, rather than revenue. Accordingly, the 'gross' amounts have been reclassified within the income statement for A-IFRS reporting purposes.

(b) Research costs

For the financial year ended 30 June 2005, the loss for the period is reduced by $12,270,000 in the consolidated entity (Company: $7,891,000) as a result of the derecognition of research costs on transition.

(c) Goodwill

Under A-IFRS goodwill arising on the purchase of additional securities in a controlled entity in the year ended 30 June 2005 is not recognised as goodwill but rather a reduction in equity. The goodwill balance of $2,802,000 previously recognised as an asset is now recognised as a reduction in equity.

The consolidated entity has elected not to restate business combinations that occurred prior to the date of transition to A-IFRS, and accordingly, the carrying amount of goodwill at the date of transition has not changed.

Goodwill is not subject to amortisation, but must be tested for impairment annually and whenever there is an indication that goodwill may be impaired. As a result an adjustment to reduce the amortisation expense by $210,000 for the financial year ended 30 June 2005 is required

(d) Plant and equipment

The consolidated entity elected to measure plant and equipment other than equipment under finance leases on transition to A-IFRS at cost as the cost under previous GAAP was compliant with A-IFRS.

(e) Share-based payments

On transition to A-IFRS and for the financial year ended 30 June 2005, share-based payments of $356,000 and $27,000 (included in 'employee benefit expenses') which were not recognised under the superseded policies were recognised under A-IFRS, with a corresponding increase in the equity-settled benefits reserve.

These adjustments had no material tax or deferred tax consequences.

31. IMPACTS OF THE ADOPTION OF AUSTRALIAN EQUIVALENTS TO INTERNATIONAL FINANCIAL REPORTING STANDARDS (cont'd)

Notes to the reconciliations of income and equity (cont'd)

(f) Income tax

Under superseded policies, the consolidated entity adopted tax-effect accounting principles whereby income tax expense was calculated on pre-tax accounting profits after adjustment for permanent differences. The tax-effect of timing differences, which occur when items were included or allowed for income tax purposes in a period different to that for accounting were recognised at current taxation rates as deferred tax assets and deferred tax liabilities, as applicable.

Under A-IFRS, deferred tax is determined using the balance sheet liability method in respect of temporary differences arising from differences between the carrying amount of assets and liabilities in the financial statements and their corresponding tax bases.

A deferred tax asset shall be recognised for the carry forward of unused tax losses to the extent that it is probable that future taxable profit will be available against which the unused tax losses can be utilised.

As it is currently not probable that the entity will generate taxable profits to offset against unused tax losses, no deferred tax asset has been recognised.

(g) Accumulated Loss

The effect of the above adjustments on accumulated losses is as follows:

	Consolidated		Company	
	1 Jul 04 $'000	30 Jun 05 $'000	1 Jul 04 $'000	30 Jun 05 $'000
Goodwill no longer amortised	-	210	-	-
Share of losses assumed by minority interest	-	170	-	-
Expensing share-based payments	(356)	(383)	(356)	(383)
Research costs	(12,270)	-	(7,892)	-
Total adjustment to accumulated loss	(12,626)	(3)	(8,248)	(383)
Attributable to members of the parent entity	(12,626)	(3)	(8,248)	(383)
Attributable to minority interests	-	-	-	-
	(12,626)	(3)	(8,248)	(383)

NORWOOD ABBEY LIMITED

ADDITIONAL STOCK EXCHANGE INFORMATION

(AS AT 31 AUGUST 2006)

Fully Paid Ordinary Shares

- 191,416,142 fully paid ordinary shares are held by 3,815 individual shareholders.

  All issued ordinary shares carry one vote per share.

Options

- 15,985,000 options are held by 13 individual option holders.

  Options do not carry a right to vote.

Distribution Of Holders Of Equity Securities

			Fully Paid Ordinary Shares	Options
1	-	10,000	2,697	-
10,001	-	20,000	490	-
20,001	-	50,000	398	3
50,001	-	9,999,999,999	230	10
			3,815	13

Substantial Shareholders

	Fully Paid	
Ordinary Shareholders	Number	Percentage
ANZ NOMINEES LIMITED	21,199,948	11.08%
WESTPAC CUSTODIAN NOMINEES LIMITED	20,360,682	10.64%
BARLOMA NOMINEES PTY LTD	18,200,000	9.51%
HSBC CUSTODY NOMINEES (AUSTRALIA) LIMITED-GSI ECSA	15,768,013	8.24%
J P MORGAN NOMINEES AUSTRALIA LIMITED	13,747,028	7.18%
	89,275,671	46.65%

Fully paid ordinary shares carry one vote per share and carry the right to dividends.

NORWOOD ABBEY LIMITED

ADDITIONAL STOCK EXCHANGE INFORMATION

(AS AT 31 AUGUST 2006)

Twenty Largest Holders Of Quoted Equity Securities

Ordinary Shareholders	Fully Paid Number	Fully Paid Percentage
ANZ NOMINEES LIMITED	21,199,948	11.08%
WESTPAC CUSTODIAN NOMINEES LIMITED	20,360,682	10.64%
BARLOMA NOMINEES PTY LTD	18,200,000	9.51%
HSBC CUSTODY NOMINEES (AUSTRALIA) LIMITED-GSI ECSA	15,768,013	8.24%
J P MORGAN NOMINEES AUSTRALIA LIMITED	13,747,028	7.18%
BEVILLES EXECUTIVES SUPER FUND PTY LTD	9,450,730	4.94%
CIBA VISION AG	3,705,882	1.94%
LINK TRADERS (AUST) PTY LTD	3,000,000	1.57%
CITICORP NOMINEES PTY LIMITED	2,845,160	1.49%
INDIRA ENTERPRISES PTY LTD	2,529,890	1.32%
ROXTRUS PTY LTD	2,450,000	1.28%
CIBA VISION AG	2,333,333	1.22%
MR PETER J HANSEN	2,260,000	1.18%
PINTA PTY LTD	2,208,518	1.15%
TAP PHARMACEUTICAL PRODUCTS INC	1,644,471	0.86%
DORVELL PTY LTD	1,592,747	0.83%
MR DEREK MAXWELL RYAN	1,000,000	0.52%
MR CHRISTOPHER BROOKS MR STEPHEN BROOKS	950,000	0.50%
LABARGE INCORPORATED	940,000	0.49%
NORITA PTY LTD	900,000	0.47%
	127,086,402	65.20

Company Secretary
Mr J.H. Bell

Principal Registered Office

Level 16
525 Collins Street
MELBOURNE VIC 3000
Tel: (03) 8608 2000

Principal Administration Office

63 Wells Road
CHELSEA HEIGHTS VICTORIA 3196
Tel: (03) 9782 7333

Share Registry

Computershare Investor Services Pty Limited
Yarra Falls
452 Johnston Street
ABBOTSFORD VIC 3067
Tel: (03) 9415 5000

Stock Exchange Listings

Norwood Abbey Limited's ordinary shares are quoted by the Australian Stock Exchange Limited.

NORWOOD ABBEY

NORWOOD IMMUNOLOGY - PROPOSED FUNDRAISING AND ACQUISITION

Key points:

- ***Norwood Immunology ("NIM"):***
  - ***To raise £6.6 million (approximately A$16.3 million) through institutional placement***
  - ***To acquire Virosome Biologicals on improved terms***
- ***Norwood Abbey to receive A$1.22 million loan repayment***

Medical technologies group Norwood Abbey Ltd [ASX:NAL] advises that its associate company Norwood Immunology Ltd [AIM:NIM] has announced a major proposed fund-raising and a proposed acquisition of Virosome Biologicals B.V.

Upon completion of the transactions, Norwood Abbey will be entitled to receive repayment from Norwood Immunology of the outstanding loan balance, currently standing at approximately A$1.22 million.

A transcript of the Norwood Immunology release is reproduced below:

Norwood Immunology Limited (**'Norwood Immunology' or 'the Company'**) (**AIM:NIM**), the company focused on the rejuvenation of the immune system, today announces it is proposing to raise £6.6 million (approximately £6.2 million net of expenses) pursuant to a placement of 55,000,000 ordinary shares in the Company ("Placement Shares") at an issue price of £0.12 per share ("Placement"). In addition, the Company is proposing to issue 48,014,489 ordinary shares in the Company ("Acquisition Shares") as part consideration for a proposed acquisition ("Acquisition") of all of the issued shares of Bestewil Holding B.V. ("Bestewil") and its 100% subsidiary Virosome Biologicals B.V. ("Virosome Biologicals"). The Company is also announcing that it has agreed an extension to the A$1 million secured facility agreement (the "Loan") with Indus Opportunity Master Fund, Ltd ('Indus') to increase the total loan facility to up to A$2 million and to extend repayment terms to not later than 30 June 2008. Indus has also been granted the option to convert any or all of the outstanding loan balance in ordinary shares at an issue price of £0.12 per share.

The funds raised under the Placement will assist the funding of research and development and clinical trial costs associated with advancing both the Norwood Immunology's and Virosome Biologicals' product pipeline, as well as partially funding the Acquisition (the Acquisition being funded from the issue of the Placement Shares and the issue of the Acquisition Shares).

Approval of the Company's shareholders is required in order to complete the issue of the Placement Shares and Acquisition Shares. Accordingly, notice has been sent today with respect to calling an Extraordinary General Meeting of Norwood Immunology Limited, to be held at the offices of Minter Ellison, Level 23, 525 Collins Street, Melbourne 3000 at 9.00am Melbourne time on 27 November 2006 (the "EGM"), to approve (in accordance with the Company's constitution) the issue of 55,000,000 Placement Shares at the Placement price and 48,014,489 Acquisition Shares.

Further to the issue of the Acquisition Shares and the Placement Shares, the Company in due course proposes to issue 1,315,435 ordinary shares ("Third Party Shares") in the Company as part payment for professional services provided by third parties in relation to the Acquisition. Shareholder approval for the issue of the Third Party Shares is not being sought as the issue of these shares will fall under the Company's general to authority under its constitution to issue shares representing not more than 10% of its share capital.

The Acquisition

In January 2006, Norwood Immunology entered into a call option ("the Option") to acquire all the share capital of Bestewil (the holding company of Virosome Biologicals). On 10 October 2006 the Company announced that it had

THIS IS AN IMPORTANT DOCUMENT

AND REQUIRES YOUR ATTENTION

If you are in any doubt as to how to deal with it, please consult your financial or other professional adviser.

NORWOOD ABBEY LIMITED
ACN 085 162 456

NOTICE OF ANNUAL GENERAL MEETING

and

EXPLANATORY STATEMENT

Notice is given that an Annual General Meeting of Norwood Abbey Limited will be held at Dingley International Hotel, 334-348 Boundary Road, Dingley, Victoria at 9.30am on 16 November 2006.

NORWOOD ABBEY LIMITED

ACN 085 162 456

NOTICE OF ANNUAL GENERAL MEETING

The annual general meeting of the members of Norwood Abbey Limited (**Company**) will be held:

- on 16 November 2006;
- at 9.30am Melbourne time;
- at Dingley International Hotel, 334-348 Boundary Road, Dingley, Victoria.

ORDINARY BUSINESS:

To consider and, if thought fit, to pass the following resolution as an ordinary resolution:

1. **Financial statements and reports**

   To receive and consider:

   - the financial report;
   - the directors' report; and
   - the auditor's report.

   for the financial year ended 30 June 2006.

2. **Remuneration report (Resolution 1)**

   To consider and, if thought fit, pass the following as an ordinary resolution:

   That the remuneration report as set out in the Annual Report for the financial year ended 30 June 2006 be adopted.

   Note: the vote on this resolution is advisory only and does not bind the Company or its directors.

3. **Re-election of Mr Richard Zahn as a director (Resolution 2)**

   To consider and, if thought fit, pass the following as an ordinary resolution:

   That Mr Richard Zahn, a director retiring by rotation in accordance with article 58 of the Company's constitution, and being eligible, be re-elected as a director of the Company.

EXTRAORDINARY BUSINESS:

4. **Ratification of prior issue of securities (Resolution 3)**

   That, in accordance with the requirements of Australian Stock Exchange Listing Rule 7.4, Shareholders ratify the issue of the following securities:

Name	UOD Options exercisable at $0.50[1]	Shares issued at $0.34	Shares issued at $0.32	Shares issued at $0.40	UOG Options exercisable at $0.45[2]	Shares issued at $0.4019	UOH Options exercisable at $0.48[3]	Shares issued at $0.3771
Mr. Edward A. Sugar	250,000							
Mr, Keith Lippert & Mr. John Heilshorn	250,000							
CIBA Vision AG		1,705,882						
GEM Global Yield Fund			645,161					
Cable Nominees Pty Ltd				1,000,000	2,000,000			
Tissue Engineering Refraction, Inc.						842,492	1,000,000	
FOS Holdings SA								1,481,199

1. Options expiring 31 December 2007 and otherwise on the terms set out in the Explanatory Statement attached to and forming part of this Notice of Annual General Meeting.
2. Options expiring 31 December 2007 and otherwise on the terms set out in the Explanatory Statement attached to and forming part of this Notice of Annual General Meeting.
3. Options expiring 28 February, 2009 and otherwise on the terms set out in the Explanatory Statement attached to and forming part of this Notice of Annual General Meeting.

VOTING EXCLUSION STATEMENT

1. **Resolution 3**

The Company will disregard any votes cast on Resolution 3 by:

(a) any person who participated in the issue of securities; and

(b) an associate of any person who participated in the issue of securities.

However, the Company need not disregard a vote if:

(c) it is cast by a person as proxy for a person who is entitled to vote, in accordance with the directions of the Proxy Form; or

(d) it is cast by the person chairing the meeting as proxy for a person who is entitled to vote, in accordance with a direction on the Proxy Form to vote as the proxy decides.

OTHER BUSINESS

To transact any other business which may legally be brought before the meeting.

DETERMINATION OF VOTING ENTITLEMENTS

The Company has determined, in accordance with regulation 7.11.37 of the *Corporations Regulations 2001* (Cth), that the Shares quoted on ASX at 7pm (Melbourne time) on 14 November 2006 are taken, for the purposes of the general meeting to be held by the persons who held them at that time. Accordingly, those persons are entitled to attend and vote (if not otherwise excluded) at the General Meeting.

PROXIES

1. A member entitled to attend and vote at the meeting has the right to appoint:

   (a) one proxy if the member is only entitled to one vote; and

   (b) one or two proxies if the member is entitled to more than one vote.

2. A member who is entitled to cast two or more votes may appoint two proxies and may specify the proportion or number of votes each proxy is appointed to exercise. If the member appoints two proxies and the appointment does not specify the proportion or number of the member's votes, each proxy may exercise one half of the member's votes.

3. A proxy need not be a member of the Company.

4. The member or his or her attorney must sign the Proxy Form. Proxies given by corporations must be signed either under seal or under the hand of a duly authorised officer or attorney.

5. To be valid, the form appointing the proxy and the power of attorney or other authority (if any) under which it is signed (or a certified copy) must be received as soon as possible and in any event no later than 48 hours prior to the time appointed for the AGM. Proxies may be lodged by facsimile or mail to the following offices or facsimile numbers:

   Norwood Abbey Limited
   63 Wells Road
   Chelsea Heights VIC 3196
   Facsimile number: (03) 9782 7334

   OR

   Computershare Investor Services Pty Limited
   GPO Box 242
   Melbourne Victoria 3001
   Facsimile number: (03) 9473 2555

6. A Proxy Form accompanies this Notice of Annual General Meeting.

DATED 16 October 2006

BY ORDER OF THE BOARD

Peter Hansen
Executive Chairman

NORWOOD ABBEY LIMITED
ACN 085 162 456

EXPLANATORY STATEMENT

1. PURPOSE OF INFORMATION

The purpose of this Explanatory Statement (which is included in and forms part of the Notice of Annual General Meeting dated 16 October 2006) is to provide Shareholders with an explanation of the Resolutions to be proposed and considered at the Annual General Meeting on 16 November 2006 and to assist Shareholders to determine how they wish to vote on each Resolution.

Shareholders should read the full text of this Explanatory Statement before deciding how to vote.

Words or expressions used in this Explanatory Statement are defined below. Unless otherwise stated, all references to sums of money, '$' and 'dollars' are references to Australian currency.

2. DEFINITIONS

In this Explanatory Statement, the following terms have the following meanings:

ASX means Australian Stock Exchange Limited.

Company means Norwood Abbey Limited ABN 20 085 162 456.

Director means a director of the Company as at the date of this Explanatory Statement.

Explanatory Statement means this explanatory statement which accompanies and forms part of the Notice of Meeting

Holder means the holder of an Option.

Listing Rules means the official listing rules of ASX from time to time.

Notice of Meeting means the Notice of Annual General Meeting dated 16 October 2006 referred to in, and accompanying, this Explanatory Statement.

Option means an option to acquire, by way of issue, one Share in the capital of the Company.

Proxy Form means the proxy form attached to and forming part of the Notice of Meeting.

Resolution means a resolution referred to in the Notice of Meeting.

Share means a fully paid ordinary share in the Company.

Shareholders means the holders of Shares.

3. FINANCIAL STATEMENTS AND REPORTS

Pursuant to the *Corporations Act 2001 (Cth)*, the directors of a public company that is required to hold an annual general meeting must table the financial statements and reports of the Company (including the directors' report and auditor's report) for the previous year before the members at that annual general meeting.

Shareholders have been provided with all relevant information concerning the Company's financial statements, directors' report and auditor's report in the Annual Report of the Company for the year ended 30 June 2006. A copy of the Annual Report has been forwarded to each shareholder other than those shareholders who have previously notified the Company that they elect not to receive the Annual Report, whether in paper form or electronically. Any shareholder who has made this election and now wishes to receive a paper or electronic copy of the Annual Report should contact the Company's office by phone on +61 3 9782 7333 to arrange receipt. The Annual Report can also be viewed, printed and downloaded from the Company's website www.norwoodabbey.com. A copy of the financial statements, the directors' report and the auditor's report will also be tabled at the meeting.

Shareholders should note that the sole purpose of tabling the financial statements and the reports of the Company at the Annual General Meeting is to provide the shareholders with the opportunity to be able to ask questions or discuss matters arising from the financial statements or the reports at the meeting. It is not the purpose of the meeting that the financial statements or the reports be accepted, rejected or modified in any way. Further, as it is not required by the Corporations Act, no resolution to adopt, receive or consider the Company's financial statements or the reports (other than the remuneration report) will be put to the shareholders at the meeting.

Members will be given a reasonable opportunity at the meeting to ask questions and make comments on the financial statements and the reports. The Company's auditor will be available to receive questions and comments from shareholders about the preparation and content of the auditor's report and the conduct of the audit.

4. REMUNERATION REPORT (Resolution 1)

The directors' report for the year ended 30 June 2006 contains a remuneration report, which sets out the policy for remuneration of the directors, the company secretary and senior managers.

The Corporations Act requires that a resolution be put to the vote that the remuneration report be adopted.

The Corporations Act expressly provides that the vote is advisory only and does not bind the directors or the Company.

Shareholders attending the AGM will be given a reasonable opportunity to ask questions about, or make comments on, the remuneration report.

The full remuneration report is included in the Company's 2006 Annual Report which is available on the Company's website, www.norwoodabbey.com.

5. RE-ELECTION OF DIRECTOR (Resolution 2)

Article 58 of the Company's constitution requires that at each Annual General Meeting one-third of the directors must retire from office, or if there number is not a multiple of 3, then the number nearest to but not exceeding one-third of the directors must retire from office. Therefore, one of the five directors must retire by rotation. Mr Richard Zahn is one of the two directors who has been longest in office (the other is Mrs Elizabeth Wyatt) and must retire by rotation at the Company's 2006 Annual General Meeting. Mr Zahn is eligible for re-election and seeks re-appointment as a director.

Details of Mr Richard Zahn

Mr. Zahn has more than thirty years of experience in the Biotechnology and Pharmaceutical industries. Most recently, Mr. Zahn was President of Schering Laboratories, Director, Schering Corporation, and a Corporate Vice President of Schering-Plough Corporation. Prior to Schering-Plough, Mr. Zahn was with Johnson and Johnson (1973-1992) where he held a number of senior positions in sales and marketing and product development.

6. RATIFICATION OF PRIOR ISSUES OF SECURITIES (Resolution 3)

Summary of prior issues:

As announced to ASX on 15 September 2005, a total of 500,000 Class UOD Options to acquire Shares in the Company, each exercisable at $0.50 and expiring on 31 December 2007 were issued to Mr Edward A Sugar, Mr. Keith Laurence Lippert and Mr John William Heilshorn in the numbers set out in Resolution 3. These Options were issued as additional compensation for exemplary service as external consultants to the company.

As announced to ASX on 15 September 2006, 1,705,882 fully paid Shares at $0.34 were issued to CIBA Vision Ag as set out in Resolution 3. The Shares were issued in partial satisfaction of the purchase price payable under the terms of asset purchase agreements entered into by the Company with CIBA Vision AG in April 2004.

As announced to ASX on 15 September 2005, 645,161 fully paid Shares at $0.32 were issued to GEM Global Yield Fund as set out in Resolution 3, in satisfaction of terms of an agreement entered into between the parties to extend the Company's $20 million equity line of credit facility.

As announced to ASX on 16 March 2006, a total of 1,000,000 fully paid Shares at $0.40 per Share and 2,000,000 Class UOG Options to acquire Shares in the Company, each exercisable at $0.45 and expiring on 31 December 2007, were issued to Cable Nominees Pty Ltd as set out in Resolution 3. These Shares and Options were issued for working capital purposes.

As announced to ASX on 11 April 2006, a total of 842,492 fully paid Shares at $0.4019 per Share and 1,000,000 Class UOH Options to acquire Shares in the Company, each exercisable at $0.48 and expiring on 28 February 2009, were issued to Tissue Engineering Refraction, Inc. as set out in Resolution 3. The issue of Shares and Options was partial consideration under the terms of the Perez intellectual property license agreement as announced to the ASX on 23 March 2006.

As announced to ASX on 11 April 2006, 1,481,199 fully paid Shares were issued at $0.3771 to FOS Holdings SA in partial satisfaction of the terms of a license agreement with FOS Holdings SA dated 30 April 2004, which formed part of the Company's acquisition of its Eyecare division.

Shareholder Approval:

Listing Rule 7.1 precludes the Company from issuing new equity securities in excess of 15% of its capital in any 12 month period without the prior approval of Shareholders in general meeting, subject to a number of exceptions.

The issues of securities to each of the allottees as set out in Resolution 3 were within the 15% limit at the relevant time and therefore did not require the prior approval of Shareholders under Listing Rule 7.1.

Listing Rule 7.4 provides that where a Company in general meeting ratifies an issue of equity securities the issue will be treated as having been made with approval for the purpose of Listing Rule 7.1, thereby enabling the Company to issue further securities without exceeding the 15% in 12 months limitation. This will allow the Company to raise further capital without the delay involved in the requirement to seek prior shareholder approval. Ratification of the previous issues of securities will enable the Company to take advantage of any opportunities as they arise and which are in the best interests of the Company to pursue.

Listing Rule 7.5 requires the following information be given to Shareholders.

The number of securities allotted

A total of 5,674,734 Shares and 3,500,000 Options were issued as set out in Resolution 3.

The price at which the securities were issued

1,705,882 Shares were issued at $0.34 per Share
645,161 Shares were issued at $0.32 per Share
1,000,000 Shares were issued at $0.40 per Share
842,492 Shares were issued at $0.4019 per Share
1,481,199 Shares were issued at $0.3771 per Share
500,000 Class UOD Options were issued each at an exercise price of $0.50
2,000,000 Class UOG Options were issued each at an exercise price of $0.45
1,000,000 Class UOH Options were issued each at an exercise price of $0.48

The terms of the securities

Each Share was issued on the same terms and ranking equally in all respects with the existing ordinary shares in the Company then on issue.

Each Option entitles the Holder to subscribe for one Share in the Company. No amount is payable on the issue of the Options. Each Option may be exercised on or before the expiry date. An Option not exercised automatically expires.

Full terms of each class of Options are annexed to this Explanatory Statement as Annexures A, B & C.

The names of allottees or the basis on which allottees were determined

The allottees are detailed in Resolution 3.

The use or intended use of the funds raised

1,705,882 Shares were issued to CIBA Vision AG in partial satisfaction of the purchase price payable under the terms of the asset purchase agreements entered into by the Company with CIBA Vision AG in April 2004.

645,161 Shares were issued to GEM Global Yield Fund in full consideration for the three year extension of the Company's equity line of credit facility.

842,492 Shares were issued to Tissue Engineering Refraction, Inc in partial satisfaction of the terms of the license agreement entered into between the Company and Tissue Engineering Refraction, Inc in March 2006, as part of the acquisition of the Perez Eyecare intellectual property.

1,481,199 Shares were issued to FOS Holdings in partial satisfaction of the terms of the license agreement entered into with FOS Holdings SA on 30 April 2004, which formed part of the Company's acquisition of its Eyecare division.

No funds were raised by the issue of the Options. Upon exercise of the Options, the Company will evaluate the best use of those funds at that time or otherwise apply them to working capital requirements.

A voting exclusion statement

A voting exclusion statement relating to Resolution 3 is included in the Notice of Meeting.

Effect of Shareholder Approval

If approved, Resolution 3 will ratify and approve the previous issue of a total of:

(a) 1,705,882 Shares issued at $0.34 each;

(b) 645,161 Shares issued at $0.32 each;

(c) 1,000,000 Shares issued at $0.40 each;

(d) 842,492 Shares issued at $0.4019 each;

(e) 1,481,199 Shares issued at $0.3771 each;

(f) 500,000 Class UOD Options, each to subscribe for one Share exercisable at $0.50 expiring 31 December 2007;

(g) 2,000,000 Class UOG Options, each to subscribe for one Share exercisable at $0.45 expiring 31 December 2007; and

(h) 1,000,000 Class UOH Options, each to subscribe for one Share exercisable at $0.48 expiring 28 February 2009.

Advantages to the passing of Resolution 3

Ratification of the issues of the Shares and Options referred to above will enable the Company to raise more capital by the issue of additional securities in the future (if necessary), up to the 15% limit in Listing Rule 7.1, without the need for Shareholder approval. By taking this course, the Company will be well placed to readily take advantage of any opportunities as they arise.

Disadvantages to the passing of Resolution 3

The Directors do not believe that there are any disadvantages to Shareholders which arise from ratification of the issue of the securities the subject of Resolution 3.

7. VOTING

You are urged to consider carefully all of this material, determine how you wish to vote and cast your vote accordingly.

Please refer to the voting exclusion statement in the Notice of Meeting.

8. RECOMMENDATIONS

8.1 Your Directors recommend approval of the Resolution and recommend that eligible Shareholders vote in favour of the Resolution.

8.2 If Shareholders cannot attend the Annual General Meeting they are urged to complete the attached Proxy Form. The Proxy Form and the power of attorney or other authority (if any) under which it is signed (or a certified copy) must be received by 9.30am (Melbourne time), 14 November 2006, being not later than 48 hours before the time for holding the meeting.

9. QUERIES

If you have any queries about the General Meeting, the Resolutions to be put to the General Meeting or the proposals being considered, please contact the Company Secretary, Jeff Bell at Norwood Abbey Limited on 61 3 9782 7333.

DATED **16 October 2006**

ANNEXURE A

TERMS OF ISSUE OF CLASS UOD OPTIONS

Entitlement

Each Option entitles the Holder to subscribe for one fully paid ordinary Share in the capital of the Company.

Issue Price

No amount is payable on issue of the Options.

Exercise Price

The exercise price of each Option is A$0.50.

Option Period

Each Option may be exercised at any time before 31 December 2007. An Option not exercised automatically expires on 31 December 2007.

Certificate

The Company must give each Holder a certificate or holding statement stating:

(a) the number of Options issued to the Holder;

(b) the exercise price of the Options;

(c) the date of issue of the Options.

Participation rights, bonus issues, rights issues and reorganisations

Participation

A Holder is not entitled to participate in any new issue to existing shareholders of securities in the Company unless they have exercised their Options before the record date for determining entitlements to the new issue of securities and participate as a result of holding Shares.'

Notice of new issue

The Company must give a Holder, in accordance with the ASX Listing Rules, notice of:

(a) the proposed terms of the issue or offer; and

(b) the right to exercise their Options.

Bonus issues

If the Company makes a bonus issue of Shares or other securities to shareholders (except an issue in lieu of dividends or by way of dividend reinvestment) and no Share has been issued in respect of the Option before the record date for determining entitlements to the issue, then the number of underlying Shares over which the Option is exercisable is increased by the number of Shares which the Holder would have received if the Holder had exercised the Option before the record date for determining entitlements to the issue.

Pro rata issues

If the Company makes a pro rata issue of Shares (except a bonus issue) to existing shareholders (except an issue in lieu or in satisfaction of dividends or by way of dividend reinvestment) and no Share has been issued in respect of the Option before the record date for determining entitlements to the issue, the exercise price of each Option is reduced in accordance with the ASX Listing Rules.

Reorganisation

If there is a reorganisation (including consolidation, sub- division, reduction or return) of the Share capital of the Company, then the rights of the Holder (including the number of Options to which each Holder is entitled to and the exercise price) is changed to the extent necessary to comply with the ASX Listing Rules applying to a reorganisation of capital at the time of the reorganisation.

Calculations and adjustments

Any calculations or adjustments which are required to be made under this clause will be made by the Board of the Company and will, in the absence of manifest error, be final and conclusive and binding on the Company and the Holder.

Notice of change

The Company must within a reasonable period give to each Holder notice of any change under this clause to the exercise price of any Options held by a Holder or the number of Shares which the Holder is entitled to subscribe for on exercise of an Option.

Method of exercise of Options

Method and payment

To exercise Options, the Holder must give the Company or its Share registry, at the same time:

(a) a written exercise notice (in the form approved by the board of the Company from time to time) specifying the number of Options being exercised and Shares to be issued;

(b) payment of the exercise price for the Shares the subject of the exercise notice by way of bank cheque or by other means of payment approved by the Company; and

(c) the certificate for the Options.

Exercise all or some Options

(a) A Holder may only exercise Options in multiples of 100,000 unless the Holder exercises all Options held by the Holder.

(b) Options will be deemed to have been exercised on the date the application is lodged with the directors of the Company.

Option certificates

If a Holder exercises less than the total number of Options registered in the Holder's name:

(a) the Holder must surrender their Option certificate (if any); and

(b) the Company must cancel the Option certificate (if any) and issue the Holder a new Option certificate or holding statement stating the remaining number of Options held by the Holder.

Issue of Shares

Within 10 days after receiving an application for exercise of Options and payment by a Holder of the exercise price, the Company must issue the Holder the number of fully paid ordinary Shares in the capital of the Company specified in the application.

Ranking of Shares issued on exercise of Options

Subject to the Company's constitution, all Shares issued on the exercise of Options rank in all respects (including rights relating to dividends) pari passu with the existing ordinary Shares of the Company at the date of issue.

No quotation

The Company will not apply to Australian Stock Exchange Limited for official quotation of the Options.

Governing law

These terms and the rights and obligations of Holders are governed by the laws of Victoria. Each participant irrevocably and unconditionally submits to the non-exclusive jurisdiction of the courts of Victoria.

ANNEXURE B

TERMS OF ISSUE OF CLASS UOG OPTIONS

Entitlement

Each Option entitles the Holder to subscribe for one fully paid ordinary Share in the capital of the Company.

Issue Price

No amount is payable on issue of the Options.

Exercise Price

The exercise price of each Option is A$0.45.

Option Period

Each Option may be exercised at any time before 31 December 2007. An Option not exercised automatically expires on 31 December 2007.

Certificate

The Company must give each Holder a certificate or holding statement stating:

(a) the number of Options issued to the Holder;

(b) the exercise price of the Options;

(c) the date of issue of the Options.

Participation rights, bonus issues, rights issues and reorganisations

Participation

A Holder is not entitled to participate in any new issue to existing shareholders of securities in the Company unless they have exercised their Options before the record date for determining entitlements to the new issue of securities and participate as a result of holding Shares.

Notice of new issue

The Company must give a Holder, in accordance with the ASX Listing Rules, notice of:

(a) the proposed terms of the issue or offer proposed under clause 1; and

(b) the right to exercise their Options under clause 1.

Bonus issues

If the Company makes a bonus issue of Shares or other securities to shareholders (except an issue in lieu of dividends or by way of dividend reinvestment) and no Share has been issued in respect of the Option before the record date for determining entitlements to the issue, then the number of underlying Shares over which the Option is exercisable is increased by the number of Shares which the Holder would have received if the Holder had exercised the Option before the record date for determining entitlements to the issue.

Pro rata issues

If the Company makes a pro rata issue of Shares (except a bonus issue) to existing shareholders (except an issue in lieu or in satisfaction of dividends or by way of dividend reinvestment) and no Share has been issued in respect of the Option before the record date for determining entitlements to the issue, the exercise price of each Option is reduced in accordance with the ASX Listing Rules.

Reorganisation

If there is a reorganisation (including consolidation, sub- division, reduction or return) of the Share capital of the Company, then the rights of the Holder (including the number of Options to which each Holder is entitled to and the exercise price) is changed to the extent necessary to comply with the ASX Listing Rules applying to a reorganisation of capital at the time of the reorganisation.

Calculations and adjustments

Any calculations or adjustments which are required to be made under this clause will be made by the Board of the Company and will, in the absence of manifest error, be final and conclusive and binding on the Company and the Holder.

Notice of change

The Company must within a reasonable period give to each Holder notice of any change under this clause to the exercise price of any Options held by a Holder or the number of Shares which the Holder is entitled to subscribe for on exercise of an Option.

Method of exercise of Options

Method and payment

To exercise Options, the Holder must give the Company or its Share registry, at the same time:

(a) a written exercise notice (in the form approved by the board of the Company from time to time) specifying the number of Options being exercised and Shares to be issued;

(b) payment of the exercise price for the Shares the subject of the exercise notice by way of bank cheque or by other means of payment approved by the Company; and

(c) the certificate for the Options.

Exercise all or some Options

(a) A Holder may only exercise Options in multiples of 100,000 unless the Holder exercises all Options held by the Holder.

(b) Options will be deemed to have been exercised on the date the application is lodged with the directors of the Company.

Option certificates

If a Holder exercises less than the total number of Options registered in the Holder's name:

(a) the Holder must surrender their Option certificate (if any); and

(b) the Company must cancel the Option certificate (if any) and issue the Holder a new Option certificate or holding statement stating the remaining number of Options held by the Holder.

Issue of Shares

Within 10 days after receiving an application for exercise of Options and payment by a Holder of the exercise price, the Company must issue the Holder the number of fully paid ordinary Shares in the capital of the Company specified in the application.

Ranking of Shares issued on exercise of Options

Subject to the Company's constitution, all Shares issued on the exercise of Options rank in all respects (including rights relating to dividends) pari passu with the existing ordinary Shares of the Company at the date of issue.

No quotation

The Company will not apply to Australian Stock Exchange Limited for official quotation of the Options.

Governing law

These terms and the rights and obligations of Holders are governed by the laws of Victoria. Each participant irrevocably and unconditionally submits to the non-exclusive jurisdiction of the courts of Victoria.

ANNEXURE C

TERMS OF ISSUE OF CLASS UOH OPTIONS

Each Option entitles the Holder to subscribe for and be issued one fully paid ordinary Share (Share) in Norwood Abbey Limited ACN 085 162 456 (Company) on the terms and conditions set out below:

1. Subject to clause 12, each Option is exercisable during the period commencing on the date of the licence agreement between the Holder, the Company and Norwood EyeCare Pty Ltd and concluding at 5.00 pm (AEST) on the third anniversary of that date (Expiry Date).

2. The Options may be exercised wholly or in not less than parcels of 100,000 Options by giving notice in writing (Notice of Exercise) in the form provided to the Company at any time during the Option Period.

3. If the fully paid ordinary Shares of the Company are listed on the Australian Stock Exchange Limited (ASX), the Company will apply to the ASX for, and will use its best endeavours to obtain, quotation or listing of all Share(s) issued on the exercise of an Option within 10 business days (as defined in the Listing Rules of the ASX (Listing Rules)) of issue. The Company gives no assurance that such quotation or listing will be granted.

4. The exercise price for each Option is $0.48 per Share (Exercise Price). The Exercise Price is payable immediately on exercise.

5. On receipt by the Company of the Notice of Exercise and payment of the Exercise Price, the Company must, within 14 business days (as defined in the Listing Rules), allot to the Holder one ordinary Share in respect of each Option exercised by the Holder and despatch the relevant acknowledgment of issue as soon as is reasonably practicable.

6. Shares issued on the exercise of an Option will rank equally in all respects with the then existing issued ordinary fully paid Shares in the Company and will be subject to the provisions of the constitution of the Company.

7. An Option does not confer the right to participate in any new issue of securities of the Company, unless the Holder has first exercised the Option.

8. No adjustment to the number of Shares over which each Option exists and/or the Exercise Price will be made except in accordance with clause 9.

9. Adjustments to the number of Shares over which Options exist and/or the Exercise Price will be made to take account of changes to the capital structure of the Company by way of pro rata bonus and cash issues as follows:

   (a) Pro-Rata Cash issues

   Where a pro-rata issue is made (except a bonus issue) to the holders of underlying securities, the Exercise Price of an Option may be reduced according to the following formula:

   $$O' = O - \frac{E[P-(S+D)]}{N+1}$$

   where:

   O' = the new exercise price of the Option.
   O = the old exercise price of the Option.
   E = the number of underlying securities into which one Option is Exercisable.
   P = the average market Price per security (weighted by reference to volume) of the underlying securities during the 5 trading days ending on the day before the ex rights date or ex entitlements date.
   S = the Subscription price for a security under the pro rata issue.
   D = the Dividend due but not yet paid on the existing underlying securities (except those to be issued under the pro rata issue).

N = the Number of securities with rights or entitlements that must be held to receive a right to one new security.

(b) Pro-Rata Bonus Issues

If there is a bonus issue to the holders of the underlying securities, on the exercise of any Options, the number of Shares received will include the number of bonus Shares that would have been issued if the Options had been exercised prior to the record date for bonus issues. The Exercise Price will not change.

10. In the event of any reorganisation (including consolidation, sub-division, reduction or return) of the issued capital of the Company, the rights of the Holder including the number of Options or the Exercise Price or both shall be reorganised (as appropriate) to the extent necessary to comply with the Listing Rules of Australian Stock Exchange Limited applying to a reorganisation of capital at the time of the reorganisation.

11. It is not the intention of the Company to apply for quotation or listing of the Options on the ASX.

12. In the event of the liquidation of the Company, all unexercised Options will lapse.

13. Except for transfers to superannuation funds or trusts associated with and controlled by the Holder, the Options are not transferable. If the Options are transferred to superannuation funds or trusts associated with and controlled by the Holder, the Company may impose any conditions on the transferee, including a condition that the transferee agree to be bound by the above terms and conditions, that it in its sole discretion determines to be appropriate.

14. Notices may be given by the Company to the Holder in the manner prescribed by the constitution of the Company for the giving of notices to the Shareholders of the Company.

NORWOOD ABBEY LTD
ANNUAL GENERAL MEETING 2006
CHAIRMAN S ADDRESS

Dear Shareholder,

The past twelve months have incorporated significant challenges and disappointments for Norwood Abbey ('Norwood'). On the other hand there have also been positive developments with respect to the future progress of the Immunology, EyeCare and Needle-free Injection projects.

The substantial fall in the share price (and therefore market capitalization) of Norwood, is of utmost concern to the Board and Management. Just as importantly, the Board and Management are extremely concerned and disappointed at the substantial the developments that have led to that fall. While the Company cannot always be sure as to the reasons for a fall in the share price, it is probable that at least some of the decline has been related to the markets concerns over developments in both the Immunology and Eye Care projects.

The EyeCare project – for reasons that I will elaborate on more fully later – has failed to produce the sales and revenues that were forecast and expected. This failure of the EyeCare project to generate the expected sales and revenue has been extremely disappointing. The release of competitive products has had a substantial effect on the previously anticipated sales and revenues from Eye Care. Given the above developments, and the granting of the first Eye care patent, Norwood decided (earlier this year) to seek to sell or license the intellectual property and technology.

There has also been a significant fall in the market price of shares in Norwood Immunology ('NIM'), in which Norwood has a substantial investment.

NIM has been seeking to raise additional capital since late 2005. While NIM strenuously endeavoured to raise capital at or near the 'market price', it was unable to do so. Despite investor road shows in both the US and Europe, institutional investors (on average) were simply not prepared to subscribe for new shares in Norwood Immunology other than at a significant discount to market. NIM is currently in the process of raising substantial new equity capital at a price of 12p per share.

The fall in the NIM share price is directly related to the fact that the institutional investor market determined that it was not prepared to invest further sums in NIM at the then current market prices.

Associated with the above, the Board of Norwood Abbey ('NAL') had determined that it NAL needed to take steps to reduce its level of debt (convertible notes) via the sale of some of its holding in NIM. Despite numerous institutional investor presentations, NAL was unable to sell NIM shares for more than 12-17p

Norwood nevertheless believes that the current NIM fundraising which is expected to be finalized in the course of this month, together with the acquisition of Virosome Biologicals, will be very positive factors in regard to the future development of NIM as well as investor.

The NAL group, including Norwood Immunology (NIM), recorded a consolidated loss of approximately $22.7 million for the 2006 financial year. The Company's adoption of the new AIFRS international accounting standards, led to the need for significant write-offs. The total write-offs of inter company loans, investments and inventories totaled approximately $24.6 million. In addition, there were substantial one-off charges related to redundancies and the down-sizing of operations. General annual operating costs of NAL have been substantially reduced over the past twelve months.

STRATEGY

The primary underlying strategy of Norwood is to seek to acquire, develop and commercialize innovative medical technologies and to then endeavor to crystallize an enhanced value via a spin out, licensing or sale of the project.

All projects are based on a strong intellectual property position.

Norwood is concentrating on the development and commercialization of its EyeCare and Needle-free Injection projects as well as taking steps to ensure both the optimal development (together with the necessary funding) for the 'Immunology' project.

INTELLECTUAL PROPERTY

The development of a strong intellectual property position is the cornerstones of Norwood's strategy. The primary assets of the Company are in the form of intellectual property. The majority of this intellectual property is in the form of patents

The Norwood group, (including Norwood Immunology,) is currently prosecuting in excess of 50 patent families with approximately 200 international applications. The Norwood group holds in excess of 40 granted patents. In excess of 20 international patents have been granted in respect to Immunology, Eye care and Drug Delivery since June30th 2005

While the Norwood group has been very successful in developing a very substantial intellectual property position, I should stress that the value of this intellectual property is subject to commercial considerations - as well as from a share price point of view, market sentiment.

NORWOOD ABBEY INVESTMENTS

NORWOOD IMMUNOLOGY ('NIM')

Norwood Immunology Ltd, which is separately listed on the AIM of the London Stock Exchange, operates as a separate company with management reporting to the Board of Norwood Immunology. Norwood Abbey Ltd currently holds approximately 40% of the issued capital of NIM.

NIM Clinical Development

The primary aim of the clinical trial programme is the generation of clinical data leading to regulatory clearance for the use of TAP Pharmaceutical Inc.'s (TAP) GnRH agonist (Lupron Depot®) in the treatment of diseases such as cancer. The current programme is focused on cancer, vaccinations (adjuvant technology - primarily for cancer vaccines) and transplantation (seeking to establish immune tolerance to both organ and stem cell transplantation).

NIM has made significant progress in respect to the development of its clinical trial programme. In the course of the year NIM completed its Australian Phase II cancer (bone marrow transplantation patients) clinical study. In addition, NIM commenced two Phase II clinical trials in the US, as well as a pre-clinical (swine) study in the field of transplantation (tolerance).

1) Australian Phase II cancer (bone marrow transplantation) study

Norwood Immunology has been conducting a pilot Phase II exploratory clinical study in cancer patients undergoing chemotherapy and bone marrow transplantation (BMT). The study sought to determine whether an LHRH agonist can enhance recovery of T cells, which are essential for immune defence mechanisms.

A major problem for BMT patients is that the standard of care chemotherapy also causes collateral ablation of the immune system. While children recover adequate immunity from approximately 6 months post BMT, adults rarely regain specific immune defence mechanisms even after 2 years, because of the profound degeneration of thymus function from puberty and associated reduction in new T cell output. This immune suppression of BMT leads to high incidence of infections, and may underlie cancer relapse and poor responses to vaccines including those to cancer.

This non randomized, open labelled study was initiated to explore whether the Company's technology was safe to use and could enhance immune recovery in immuno-suppressed patients, and so confirm the effects previously demonstrated pre-clinically and in prostate patients, by Norwood.

In July 2006, Norwood Immunology advised that the study had been completed.

The results of the study are currently being fully analysed and a manuscript prepared for submission to a peer reviewed journal. Initial analysis of the data support the interim results as previously announced at the American Haematology Society conference in December 2003.

2) US Clinical Trials

- Cancer

Norwood Immunology announced (in early 2006) the commencement of its planned US Phase II clinical study in cancer patients (specifically 'bone marrow transplantation' patients). This first major US clinical study is aimed at seeking to rejuvenate' the immune system in cancer patients – so as to overcome the problem of immuno-suppression as a result of chemotherapy.

The trial is aimed at endeavouring to rejuvenate the immune system so as to overcome the problem of immuno-suppression as a result of chemotherapy. The trial is being conducted at the M D Anderson Cancer Center in Houston, Texas and the Dana Farber Cancer Center in Boston Massachusetts. The trial is largely funded by a US consortium seeking to develop therapies aimed at overcoming the problems of immuno-suppression. The consortium has funding support from the US National Institutes of Health.

- Vaccinations

The efficacy of the immune system declines with age. Vaccines require an immune response. Pharmaceutical companies have experienced significant difficulties in achieving satisfactory immune responses to adult vaccines (especially cancer vaccines).

NIM believes that there is a major potential opportunity in respect to using its technology as an adjuvant (helping) technology for adult vaccinations.

Norwood Immunology has commenced a Phase II clinical study seeking to show that the 'NIM technology' (the use of GnRH agonists to rejuvenate the immune system) can be used as an adjuvant therapy in adult vaccinations (specifically re cancer vaccines). The trial is being conducted using a melanoma vaccine at the M D Anderson Cancer Center in Houston, Texas.

The Company is hopeful of generating data that would indicate that the use of a GnRH agonist will enhance the effectiveness of adult vaccines. The Company believes that data indicating that the use of a GnRH agonist will improve the efficacy of vaccines would be likely to lead to partnership opportunities with vaccine companies.

Transplantation / Tolerance Pre clinical study

NIM believes that its technology may be able to be used to re-programme the immune system such that it will not reject foreign tissue such as organ transplants or stem cells.

In the course of the year NIM finalized arrangements with the Massachusetts General Hospital in Boston in regard to a pre-clinical study (swine) aimed at endeavouring to demonstrate that the immune system can be 'rejuvenated' in a manner such that 'the body' becomes tolerant to transplantation- i.e. does not 'reject' 'foreign tissue' or organs.

Virosome Biologicals

In January 2006, NIM advised that it had taken out an option to acquire all of the capital of a Netherlands company - Bestewil Holding Limited - the 100% owner of Virosome Biologicals. ('VB').

Norwood Immunology recently advised that it had completed negotiations for the acquisition of Virosome Biologicals on improved re-negotiated terms and that it would be seeking shareholder consent for the acquisition.

VB is developing and commercialising a proprietary platform enabling technology for the better delivery of vaccines. The technology – which is based upon the combination of an adjuvant with virosomes - achieves a significantly enhanced immune response to an antigen challenge. The adjuvant specifically interacts with Toll-like Receptors (TLRs).

Virosome Biologicals' technology is seen as highly complementary to Norwood Immunology's core technology for rejuvenation of the adult immune system and could be applicable to a wide range of vaccine applications.

The initial focus of VB is the development of virosomes for use in the delivery of influenza vaccines.

VB have licensed the virosome adjuvant technology to Solvay Pharmaceuticals ('Solvay') with respect to the delivery of intra-nasal influenza vaccines. Solvay completed a Phase 1 trial – intra-nasal influenza - in the first half of 2006. Following completion of the Phase 1 clinical trial Solvay advised VB that they wished to exercise their right to move to a Phase II clinical study.

NIM has indicated that it sees significant synergies between Virosome Biologicals and the core Norwood Immunology technology – particularly given that the core NIM technology induces a more potent immune system (by stimulating regrowth of the thymus and production of new T cells) and also improves bone marrow function to enhance B cell production.

Research

In August 2005, NIM announced that a paper showing that it is possible to reverse the immune system ageing process was published in the Journal of Immunology – a key peer review scientific journal.

In March of 2006, NIM entered into a research partnership with the Australian Stem Cell Centre ('ASCC') and Monash University with the aim of developing a new technology platform that combines immune system research with stem cell technologies and developments. The research will be focused on endeavouring to control the immune system so as to minimize the rejection of stem cell therapies

introduced into the body. It is expected that this may include the successful engraftment of stem cells to repair organs and tissues that are damaged as a result of disease progression.

Under the agreement, NIM will provide the ASCC with access to its thymic and bone marrow regrowth technologies. This provides a method of replenishing stem cells and potentially facilitates the engraftment and uptake of stem cells introduced into the body - thus potentially improving their ability to repair damaged tissue and minimize the likelihood of rejection.

The research will be jointly funded by NIM and the ASCC. The partnership and joint funding of research is expected to reduce the cost of research funding for NIM.

Patents

NIM has continued to prosecute its substantial patent portfolio internationally. A total of thirteen new international patents were granted in the 12 months to June 30th 2006.

Fundraising

NIM has been seeking to raise additional capital for the past 12 months. As a pre-cursor to a planned US IPO, a US investment bank was appointed with the aim of raising pre-IPO equity funding. A series of US investor road shows was held by NIM management in late 2005 and early 2006. While there was substantial investor interest in the project, no investment funds were offered at anything like the then current market price of NIM.

As indicated above, and after a large number of investor presentations, NIM was forced to the realization that institutional investors were not prepared to provide additional equity capital other than at a substantial discount to the long term market price. The price at which the required funds could be raised was 12p – which represents a market capitalization of approximately A$35 - 40 million.

NORWOOD ABBEY PROJECTS

REVIEW OF OPERATIONS

In a similar vein to the development of the Immunology project, the Company is seeking to create an enhanced value for both its EyeCare and Drug Delivery projects.

EYECARE

The biggest disappointment has been the failure of the EyeCare division to generate the expected level of sales.

When the Board made a decision to purchase the Epi-LASIK project in 2004, it was with the belief that it would lead to the generation of substantial revenue streams such that returns from the project would be sufficient to both fund the purchase as well as the ongoing operations.

The failure of the Eye Care project to generate the projected revenues has led to significant financial pressures. The EyeCare project has required Norwood to raise substantial additional funds. The acquisition cost of US$10 million (paid in instalments) was partly funded by equity and partly by debt (convertible notes). Approximately US$10 million was also invested to meet the infrastructure and working capital requirements.

As I will indicate more fully below, competitive pressures have been a significant factor in the level of sales falling substantially below expected levels.

Background

The Company has over the past two years been developing and marketing products based on the Epi-LASIK technology that was purchased last year from CIBA Vision. Epi-LASIK is seen as the next generation of laser vision correction surgery.

Prior to laser refractive surgery, it is necessary to remove the top layer of the eye the epithelium. During recent years, the most common method of removing the epithelium has been to have LASIK surgery where a horizontal cut is made through the stromal layer of the eye.

The Epi-LASIK approach, removes the need to cut the eye - and thus eliminates the potential complications associated complications with stromal surgery. With Norwood s Epi-Lasik approach, a hand-held instrument which uses disposable separators - gently peels back the epithelium along a natural cleavage plane. Following the refractive procedure, the epithelium is moved back into place with minimal surgical manipulation.

Norwood believes that Epi-Lasik is the future of refractive surgery techniques as by removing the need for stromal surgery, it eliminates the potential risks and complications associated with the cutting of the cornea.

Patents

In total, Norwood either owns, or has in- licensed, three separate Eye Care 'patent portfolios' with in excess of 12 patents having relevance to Epi-LASIK. NAL believes that the above combined patent portfolio provides it with an extremely strong intellectual property position

In the course of 2006, the US patent office advised Norwood of the granting (in the United States), of arguably the 'fundamental' base patent covering the general concept of Epi-LASIK. These patents contain more than 600 claims. The first granted patent has in excess of 160 claims.

Competitive Pressures

Norwood has previously advised that following the market release, by Norwood, of Epi-LASIK, that many of the major ophthalmology companies involved with refractive surgery began to release competitive Epi-LASIK products. The initial release of competitive products occurred prior to the granting of any of NAL's Epi-LASIK patents.

The emergence of competition and the release of Epi-LASIK products by four of these companies has created substantial marketing 'challenges' and difficulties for Norwood. Sales have been significantly below previous expectations.

Norwood, (and its legal/intellectual property advisers), believe that all of the competitive products infringe both the granted 'base' patent as well as potentially a number of the pending applications.

Revenues

While initial revenues were very encouraging, the entry of competitive Epi-LASIK type products by major ophthalmology groups was followed by a substantial reduction in sales of Norwood products.

Unfortunately, the pre-announcement of prospective releases of products by the major ophthalmology groups led to many clinicians – who had long standing associations with established ophthalmology companies – to take a 'wait and see' approach.

Revenues from direct sales have fallen significantly and have been at a level far below that expected.

Commercial

NAL believes that the granting of the first US EyeCare patent, together with publication of numerous other NAL patents, has given NAL the potential opportunity to consider the sale (or out-licensing) of the intellectual property and technology.

In April 2006, NAL advised that as a result of the issue of the first US patent that it had decided to seek to sell or license the intellectual property and technology rather than continue the strategy of direct sales.

NAL is currently in commercial discussions with a number of interested parties, and given the patent position, is assessing the optimal method of maximizing value from the EyeCare project, while at the same time minimizing the potential financial exposure.

The Company believes that greater net value will be derived from the sale or out-licensing of the project. As a result, Norwood has very substantially reduced its 'Eye Care' operating cost structures.

Particularly given the developing patent position, Norwood is currently assessing the optimal method of maximizing value from the Eye care project while at the same time minimizing the potential financial exposure.

Norwood is currently in discussion with a number of parties who have expressed an interest in either acquiring and/or licensing Norwood's Epi-LASIK intellectual property (and technology).

DRUG DELIVERY

NEEDLE - FREE INJECTION SYSTEM

During the year the company continued its existing partnership with the BioInstrumentation Laboratory of Massachusetts Institute of Technology (MIT), which under the direction of Professor Ian Hunter has been developing a unique, needle-free injection device.

The prime aim of the research at MIT has been the development of a low cost (per procedure) technology together with control over the force and depth of the injection.

Control over the force of the injection is considered of extreme importance in respect to the delivery of many drugs. The ability to control and vary the force of delivery can potentially enable a device to be used for the delivery of several different drugs. In addition, the ability to have control over 'force', potentially allows a device to control the depth of delivery of drugs and vaccines.

The development of a device with a relatively low per procedure cost is considered to be of significant importance in respect to the delivery of many, or most, low cost drugs – particularly in relation to large volume applications. In seeking to develop low-cost, re-usable, needle-free drug delivery devices, Norwood and MIT have been targeting potentially large volume applications in both human and veterinary applications.

The development of Norwood's Needle-free Injection technology at the Massachusetts Institute of Technology (MIT) reached a number of significant milestones. Small and lightweight devices have been developed that are able to be adjusted so as to deliver different volumes of drug and to different depths. MIT has successfully tested these hand-held working prototype devices in '(in-vitro' and live animal trials). The technology is totally controllable, virtually silent and is able to deliver drugs to a consistent depth.

The Company is currently in discussions with a number of pharmaceutical companies in respect to possible applications in both the human and veterinary areas.

I would like to very much thank Professor Ian Hunter and his team for their outstanding work and dedication to the project.

LASER AND ELECTRO_MAGNETIC ENERGY DRUG DELIVERY

Norwood has received confirmation of the granting of five new patents since June 30th 2005. Two have granted in Australia, and one in each of the United States, China and Israel. As previously advised, the Company made a decision to seek to sell or out-license the laser drug delivery technology. As a consequence, the Company also decided to limit any further investment in the project. As at this point in time Norwood has not been successful in being able sell or license the technology on suitable commercial terms

RESEARCH

The Norwood group sponsors research at the Massachusetts Institute of Technology (Boston), and the University of Crete, while NIM sponsors research at Monash University (Melbourne).

CORPORATE

Profit and Loss

The NAL group, including Norwood Immunology (NIM), recorded a consolidated loss of approximately $22.7 million for the 2006 financial year (loss attributable to members of the parent entity).

The Company's adoption of the new AIFRS international accounting standards, led for the need for significant write-offs. The total write-offs of inter company loans, investments and inventories totaled approximately $25 million. Approximately A$8.9 million of the loss related to Norwood Devices, while there were substantial one-off charges related to redundancies.

The staff numbers of Norwood Abbey (excluding Norwood Immunology which is no longer a controlled entity) have over the last two years declined from approximately 38 to 9 and the down-sizing of operations. General annual operating costs of NAL have been substantially reduced over the past twelve months.

Structure and Overheads

Partly as a result of the disappointing performance of the EyeCare project, total ongoing operating overheads for NAL have been substantially reduced over the past year. There has been a significant reduction in the number of staff employed by NAL, as well as in the cost of operations. Staff levels have been reduced by approximately 75% over the past two years. The number of senior executives has been reduced by approximately 80%.

The current total operating overhead of Norwood Abbey has been reduced by more than 50% compared with the costs in 2005/2006. On the completion of the sale or licensing of EyeCare and Needle-free Injection projects, the total operating overhead of Norwood Abbey (excluding Norwood Immunology) is expected to fall to less than 20% of the levels for the past 12 months.

As previously advised, Norwood Immunology operates as a separate company with management reporting to the Board of Norwood Immunology.

Sale of Assets – Reduction of Debt

The Board and management determined to work towards the reduction and eventual extinguishment of all convertible debt. It was believed that this would reduce financial risk, reduce interest costs and avoid further substantial dilution should all convertible debt have ultimately been converted to equity.

In August of this year, an opportunity arose for NAL to sell a part of its holding in NIM. The Board decided that it would be prudent to sell a part of the holding, with the majority of the proceeds being used to substantially reduce NAL's outstanding debt. NAL 'raised' US$13 million (approximately) from the sale of slightly more than 50 million shares in NIM (approximately 50% of the NAL holding). Following the sales of these shares in NIM, the Company repaid US11.5 million (approximately) of its outstanding debt (convertible notes).

The Board believed that the decision to sell part of NAL's holding in NIM to significant US based institutions could be expected to assist NIM in achieving its fundraising objectives

The sale of shares in NIM yielded a profit of approximately A$10.2 million for NAL.

The sale of part of the NIM holding is in no way related to any lack of confidence in the future of NIM. Norwood Abbey continues to hold approximately 49 million shares in Norwood Immunology (NIM) which represents approximately 40% of the issued capital.

Executive Remuneration

The Board and Management are aware of the concern of many shareholders with respect to the levels of executive remuneration.

While the total levels as outlined in the Remuneration Report for the past year can are significant, it should be recognized that with the exception of adjustments for international relocation, there have been no increases of senior executive salaries in the course of the past year.

In addition, and while not fully reflected in the Remuneration Report, the number of senior executives employed by Norwood Abbey has been reduced by approximately 80% over the past 1-2 years. These reductions will be reflected more fully in the accounts for the current financial year

The Remuneration Report shows that the total of salaries paid to the Directors of the Company and the five senior executives of the Norwood group totalled A$2.44 million. Total remuneration of this group was A$3.78 million.

Of these amounts, $615,000 is related to Norwood Immunology, $495,000 is related to Non Executive Directors, and $105,000 as a first time 'one-off' provision for accrued long service leave (required under accounting standards),

Approximately $740,000 (approximately) is related to two former employees – including approximately $300,000 in termination / redundancy provisions.

The level of executive remuneration of the most senior executives has historically been set by the Remuneration Committee after consultation/advice from external consultants. The remuneration levels of the current two most senior executives (Jeff Bell and myself), have historically been determined in this manner.

In 2005, the Board of NAL asked both Jeff Bell and I to re-locate to the US. The costs and disruptions involved in international relocations can be very significant. The Remuneration Committee sought and received external advice as to the appropriate levels of relocation costs and compensation arrangements and relocation costs.

The Remuneration Committee accepted the external advice and relocation packages were offered to both Jeff Bell and myself. The levels of remuneration as disclosed in the Annual Report for both Jeff Bell and myself include provisions for relocation costs and allowances – some of which are of a 'one-of' nature.

In this regard, it should be noted that included in the remuneration to Jeffrey Bell, approximately $450,000 is related to a 'one-off' provision for the costs associated with relocation to the United States. Similarly, in regard to myself, the increase in remuneration outlined in the Remuneration Report, is related to 'one-off' costs related to relocation, as well as a one-off cost related to a provision for long service leave (this was required under accounting standards)..

Nevertheless, In view of the disappointing share price, senior management have voluntarily agreed to reductions in executive remuneration. The terms and levels of reduction are currently being finalized with the Company.

Funding

In September 2005, the Company entered into arrangements to raise US$10 million (via the issue of convertible notes) from US investors. In April 2006, the Company announced that it had raised an additional US$3 million – via convertible notes – from a US investor.

The Company currently expects to receive (prior to the end of 2006) approximately $1.2 million as repayment of loan funds by Norwood Immunology.

It is possible that a further fundraising is expected to be required prior to consummation of the sale and/or licensing of the EyeCare and Needle Fee Injection projects. The Company is currently evaluating opportunities for the raising of additional equity capital.

Standby Equity Facility

The Company continues to have a $20m standby equity facility with the GEM group in New York. This facility can be drawn down entirely at Norwood's discretion.

Share Register

The Company has approximately 3760 shareholders. The 'Top 10' shareholders own approximately 109 million shares or in excess of 50% of the issued capital.

US investors hold in excess of 50 million shares in Norwood Abbey (representing approximately 30% of the issued capital).

BUSINESS DEVELOPMENT

In the course of the year the Company has again considered and evaluated a number of potential acquisitions and/or licensing opportunities. The Company will continue to review any such future business development opportunities.

DIRECTORS

In the course of the last two months, Professor Ian Hunter indicated to me that as a result of the needle-free injection project having now reached the stage of commercialization (commercial licensing discussions) he had decided that there was now a potential risk of a conflict of interest – as between MIT and NAL. As such he had decided that he had no alternative but to resign from the Board of NAL. On behalf of the Board, I wish to extend my sincere appreciation to Professor Hunter for his contribution to the Company over recent years.

In the course of the year, the Board decided to appoint Ron Lewis as a Lead Non Executive Director with the role of liaising with the Executive Chairman.

INVESTOR RELATIONS

In view of the relocation of both Jeff Bell and myself to the United States, it was recognized that we would no longer be able to properly represent the Company in respect to investor and shareholder liaison. The Company recognized that it would need to appoint another person to take responsibility (together with Lula Liossi), in representing the company to investors and shareholders in Australia. Ron Lewis accepted this role as part of his 'Lead Director' brief.

THE FUTURE

The Directors and management are working strenuously to maximize the value of each of the Company's assets, and believe that an increase in the recognized value of Immunology, EyeCare and Needle-free Injections will be able to be achieved in the course of the next 12 months.

Norwood Immunology

NIM has now, with the proposed acquisition of Virosome Biologicals, embarked on a synergistic diversion strategy. It is considered that this strategy is likely to both increase the potential opportunities for commercial licensing or partnership opportunities, as well as at the same time reducing the risks to NIM of projects all being based on the one base technology.

NAL continues to hold 49 million shares in NIM and is the largest shareholder. With the current proposed fundraising of approximately GBP6.5 million, NIM will have a very strong institutional shareholder base. It is expected that NIM will now be fully and independently funded.

EyeCare

The Epi-LASIK EyeCare project is expected to be sold, partnered or out-licensed in the course of the next 3-12 months. It is expected that this will release significant cash funds as well as leading to the 'laying off' of licensing, research and consulting obligations.

Needle-free Injections

The Needle-free injection project has reached the stage where the Company believes that it will be beneficial to evaluate partnering opportunities. A number of pharmaceutical groups have approached both Norwood and MIT concerning possible applications in both the human and veterinary areas. Discussions are continuing with a number of pharmaceutical groups regarding possible licensing or partnering arrangements with respect to both human and veterinary applications.

SUMMARY

The Board and management of NAL are focused upon the continued progress of NIM as well as the enhancement and crystallization of value from both the EyeCare and Needle-free Injection projects. It is believed that the negotiation of strategic and commercial partnerships will lead to the crystallization of value, and the generation of enhanced value to NAL shareholders.

On behalf of both the Board and myself, I would like to express my sincere appreciation to all of the staff of NAL for their support and commitment over the course of the year. I would like to extend my sincere personal thanks to the Directors of the Company for their input, advice and commitment over the past twelve months. I would particularly like to extend my gratitude to all of our shareholders, for your support and continued faith in the Company and its future. The Board and staff look forward to further developing the Company's projects and creating enhanced value for all shareholders over the coming year.

Kind Regards,

Peter Hansen
EXECUTIVE CHAIRMAN
November 16th 2006

RECEIVED
2006 DEC 12 A 9:29
OFFICE OF INTERNATIONAL CORPORATE FINANCE

16 November 2006

By Facsimile: 1300 300 021

Manager Companies
Company Announcements Office
Australian Stock Exchange Limited
Level 4, Stock Exchange Centre
20 Bridge Street
SYDNEY NSW 2000

Dear Sir

Results of Annual General Meeting
Norwood Abbey Limited

In accordance with Listing Rule 3.13.2 and section 251AA of the Corporations Act, we advise details of the resolutions and the proxies received in respect of each resolution are set out in the attached proxy summary

Yours faithfully

Jeffrey Bell
Company Secretary

Norwood Abbey Limited
Annual General Meeting

Proxy Summary
16 November 2006

1 **Remuneration Report**

The instructions given to validly appointed proxies in respect of the resolution were as follows:

In Favour	Against	Abstention	Proxy's discretion
31,550,430	19,607,871	119,450	38,529,731

The motion was carried on a show of hands as an ordinary resolution.

2 **Re-election of Mr Richard Zahn as a Director of the Company**

The instructions given to validly appointed proxies in respect of the resolution were as follows:

In Favour	Against	Abstention	Proxy's discretion
49,630,711	1,604,140	97,000	38,475,631

The motion was carried on a show of hands as an ordinary resolution.

3 **Ratification of prior issue of Securities**

The instructions given to validly appointed proxies in respect of the resolution were as follows:

In Favour	Against	Abstention	Proxy's discretion
46,937,338	4,241,603	101,310	37,755,375

The motion was carried on a show of hands as an ordinary resolution.

QUARTERLY CASH FLOW REPORT – COMMENTARY

This commentary should be read in conjunction with the attached Appendix 4C.

The Company, in the course of the September quarter, raised approximately $13.5 million via the sale of part of its holding in Norwood Immunology Ltd.

The Company used $11.3 million of the proceeds to substantially reduce the Company's debt. Interest-bearing debt for the Group at the end of the quarter had reduced to $7 million.

[Subsequent to the end of the quarter, Norwood Abbey entered into an agreement to dispose of an additional parcel of shares in Norwood Immunology for $4 million; this has been applied to further reduce Group debt to $3 million].

Cash at the end of the quarter was $1,558,000, compared to $689,000 the previous quarter.

During the quarter, Norwood has continued with the implementation of the revised corporate strategy announced in April 2006. The key elements of the strategy are:

- Identifying innovative technologies, undertaking basic research and development, adding value prior to partnering with existing major participants in relevant product areas.
- Crystallising the value of the EyeCare Division through sale or licensing. Due diligence by prospective purchasers is continuing.
- Crystallising the value of Norwood Immunology ('NIM') through the sale of part of Norwood Abbey's holding, with the aim of an improvement in liquidity of NIM share trading on the London's Alternative Investment market.
- Commercialisation, via collaborative research and licensing arrangements, of the Needle-free Drug Delivery technology. The company is currently in discussions with a number of parties in regard to collaborations with respect to potential applications in both the human and veterinary areas.
- Rationalisation of the financial position of the company through debt reduction and further reduction in operating overheads to a minimum level, consistent with the above objectives.

During the quarter, the company continued its rationalisation process, with further staff and other overhead reductions. This program is now close to completion, delivering substantially lower corporate overheads going forward. Staff levels have been reduced by approximately 75% over the past two years.

As announced in the strategic commercialisation update issued in April 2006, the Company's focus is on entering into commercial partnering arrangements for all its projects. This is intended to further reduce the company's direct cash outflows, as partners assume increased responsibility for patent prosecution, research and development, and royalty payments under in-licensing arrangements.

Net cash inflow for the period was $869,000. Net operating cash outflows for the quarter totalled $1,949,000. This includes the costs of running all group companies, including Norwood Immunology Ltd.

During the coming quarter, funds available to Norwood Abbey are expected to be supplemented by the repayment by Norwood Immunology of loans of approximately $1,220,000.

The available cash, together with the company's announced plans for partnering its EyeCare, laser device and needle-free technologies and potential share placement are designed to ensure that the company will be able to service its needs.

Rule 4.7B

Appendix 4C

Quarterly report for entities admitted on the basis of commitments

Introduced 31/3/2000. Amended 30/9/2001

Name of entity

NORWOOD ABBEY LIMITED

ABN	Quarter ended ("current quarter")
20 085 162 456	30 September 2006

Consolidated statement of cash flows

	Cash flows related to operating activities	Current quarter $A'000	Year to date (3 months) $A'000
1.1	Receipts from customers	301	301
1.2	Payments for (a) staff costs	(902)	(902)
	(b) advertising and marketing	(3)	(3)
	(c) research and development	(470)	(470)
	(d) leased assets	(3)	(3)
	(e) other working capital	(385)	(385)
1.3	Dividends received	-	-
1.4	Interest and other items of a similar nature received	31	31
1.5	Interest and other costs of finance paid	(319)	(319)
1.6	Income taxes paid	-	-
1.7	Other (provide details if material)		
	Other Income	20	20
	Legal Expenses	(123)	(123)
	Travel Expenses	(58)	(58)
	Professional Fees	(38)	(38)
	Net operating cash flows	(1,949)	(1,949)

		Current quarter $A'000	Year to date (3 months) $A'000
1.8	Net operating cash flows (carried forward)	(1,949)	(1,949)
	Cash flows related to investing activities		
1.9	Payment for acquisition of:		
	(a) businesses (item 5)	-	-
	(b) equity investments	-	-
	(c) intellectual property	(97)	(97)
	(d) physical non-current assets	-	-
	(e) other non-current assets	(254)	(254)
1.10	Proceeds from disposal of:		
	(a) businesses (item 5)	-	-
	(b) equity investments	13,505	13,505
	(c) intellectual property	-	-
	(d) physical non-current assets	13	13
	(e) other non-current assets	-	-
1.11	Loans to other entities	-	-
1.12	Loans repaid by other entities	-	-
1.13	Other (provide details if material)	-	-
	Net investing cash flows	13,167	13,167
1.14	**Total operating and investing cash flows**	11,218	11,218
	Cash flows related to financing activities		
1.15	Proceeds from issues of shares, options, etc.	-	-
1.16	Proceeds from sale of forfeited shares	-	-
1.17	Proceeds from borrowings	960	960
1.18	Repayment of borrowings	(11,309)	(11,309)
1.19	Dividends paid	-	-
1.20	Other (provide details if material)	-	-
	Net financing cash flows	(10,349)	(10,349)
	Net increase (decrease) in cash held	869	869
1.21	Cash at beginning of quarter/year to date	689	689
1.22	Exchange rate adjustments to item 1.20	-	-
1.23	**Cash at end of quarter**	1,558	1,558

Payments to directors of the entity and associates of the directors

Payments to related entities of the entity and associates of the related entities

		Current quarter $A'000
1.24	Aggregate amount of payments to the parties included in item 1.2	51
1.25	Aggregate amount of loans to the parties included in item 1.11	-

1.26 Explanation necessary for an understanding of the transactions

Payments include:
(a) directors & committee fees to non-executive directors

Non-cash financing and investing activities

2.1 Details of financing and investing transactions which have had a material effect on consolidated assets and liabilities but did not involve cash flows

None

2.2 Details of outlays made by other entities to establish or increase their share in businesses in which the reporting entity has an interest

None

Financing facilities available

Add notes as necessary for an understanding of the position. (See AASB 1026 paragraph 12.2).

		Amount available $A'000	Amount used $A'000
3.1	Loan facilities Guarantee facility for Lease over Premises	205	205
3.2	Credit standby arrangements - various	350	124

Reconciliation of cash

Reconciliation of cash at the end of the quarter (as shown in the consolidated statement of cash flows) to the related items in the accounts is as follows.		Current quarter $A'000	Previous quarter $A'000
4.1	Cash on hand and at bank	1,341	263
4.2	Deposits at call	217	426
4.3	Bank overdraft		
4.4	Other (provide details) Borrowings received – subject to shareholder approval at EGM		
	Total: cash at end of quarter (item 1.23)	1,558	689

Acquisitions and disposals of business entities

		Acquisitions *(Item 1.9(a))*	Disposals *(Item 1.10(a))*
5.1	Name of entity		
5.2	Place of incorporation or registration		
5.3	Consideration for acquisition or disposal		
5.4	Total net assets		
5.5	Nature of business		

Compliance statement

1 This statement has been prepared under accounting policies which comply with accounting standards as defined in the Corporations Act (except to the extent that information is not required because of note 2) or other standards acceptable to ASX.

2 This statement does /~~does not~~* *(delete one)* give a true and fair view of the matters disclosed.

Sign here: ...Jeffrey Bell................................ Date: 31 October 2006
(~~Director~~/Company secretary)

Print name: ...Jeffrey Bell

Notes

1. The quarterly report provides a basis for informing the market how the entity's activities have been financed for the past quarter and the effect on its cash position. An entity wanting to disclose additional information is encouraged to do so, in a note or notes attached to this report.

2. The definitions in, and provisions of, *AASB 1026: Statement of Cash Flows* apply to this report except for the paragraphs of the Standard set out below.

   - 6.2 - reconciliation of cash flows arising from operating activities to operating profit or loss
   - 9.2 - itemised disclosure relating to acquisitions
   - 9.4 - itemised disclosure relating to disposals
   - 12.1(a) - policy for classification of cash items
   - 12.3 - disclosure of restrictions on use of cash
   - 13.1 - comparative information

3. **Accounting Standards.** ASX will accept, for example, the use of International Accounting Standards for foreign entities. If the standards used do not address a topic, the Australian standard on that topic (if any) must be complied with.

NORWOOD ABBEY

PATENT GRANTED FOR NORWOOD IMMUNOLOGY

Key Points:

- **Patent grants in New Zealand**
- **Granted claims cover important aspects of the Immunology technology**

Norwood Abbey Ltd [ASX:NAL] advises that a patent relating Norwood Immunology's (NIM) immunology technology has granted in New Zealand. The grant of this patent strengthens NIM's Intellectual Property position in application of its platform technology. NIM is involved in clinical studies into enhancing the immune system of cancer patients and improving their response to vaccines.

The New Zealand Patent Office has granted Patent No 525826 entitled "Diagnostic indicator of thymic function". This patent derives from PCT/IB01/12351 filed 12 October 2001, with a priority date of 13 October 2000. This patent has an expiry date of 12 October 2021. Further Patent applications are pending in major markets.

The main claims of the patent relate to methods and a kit for detecting the activation status of a patient's thymus to determine effects of treatment with compounds such as GnRH analogues. NIM's technology is based on the use of FDA approved GnRH analogue drugs to enhance immune response and bone marrow function. GnRH analogue drugs include Lupron Depot marketed by TAP Pharmaceutical Products, Inc, NIM's US partner.

For further information about Norwood, visit the company's websites at www.norwoodabbey.com and www.norwoodimmunology.com

For further information please contact:

Norwood Abbey Ltd
Lula Liossi
Corporate Communications Manager
+61-3-9782-7333

norwood immunology

NORWOOD ABBEY

VIROSOME OPTION NOT EXERCISED ON CURRENT TERMS

Medical technologies group Norwood Abbey Ltd [ASX:NAL] advises that Norwood Immunology [AIM:NIM] has announced that it will allow the option in relation to the acquisition of the entire share capital of Netherland-based Bestewil holdings B.V. (the holding company of Virosome Biologicals B.V.) to lapse.

Having considered the merits of the acquisition on the terms set out in the option, in consultation with certain key shareholders and potential funders, the Board has concluded that the exercise of the option and the dilution to existing shareholders that would result, makes the acquisition on the terms not in the best interests of the Company's shareholders.

The Company's management will continue to explore the opportunity of the acquisition on alternative terms and will advise shareholders of progress in due course.

To find out more about the Norwood group, visit www.norwoodabbey.com and www.norwoodimmunology.com

For further information please contact:

Norwood Abbey Ltd
Lula Liossi
Corporate Communications Manager
+61-3-9782-7333

N O R W O O D A B B E Y

FURTHER DEBT REDUCTION

Key points:

- ***US$3 million (A$4 million) generated through sale of NIM shares***
- ***Funds to be used to extinguish US$3 million convertible debt***
- ***Profit on disposal of immunology shares of A$10.2 million since June 30***
- ***Retention by Norwood Abbey of 48,958,227 shares (39.51%) of Norwood Immunology shares***

Medical technologies group Norwood Abbey Ltd [ASX:NAL] advises that it has entered into an agreement with Tiedemann Global Emerging Markets L.P. and Tiedemann Global Emerging Markets QP L.P. ('Tiedemann'). This is as foreshadowed in the recent announcement relating to Indus Capital.

Under the agreement, Norwood Abbey will sell to Tiedemann 13,261,427 shares in Norwood Immunology Ltd ('NIM') for approximately US$3 million (A$4 million).

Norwood Abbey has agreed with Tiedemann to use the US$3 million to extinguish the convertible debt facility extended by Tiedemann to Norwood Abbey in August 2005.

Norwood Abbey's convertible debt – which at June 30 2006 stood at approximately US$13 million - will reduce to US$1.5 million following repayments to Tiedemann (US$3 million), Indus (US$7.1 million) and Centrecourt (US$1.5 million).

This transaction enables Norwood Abbey to significantly reduce its debt while facilitating the introduction to the NIM share register of another major institutional investor.

Norwood Abbey has now generated profits of approximately A$10.2 million through the disposal of NIM shares since June 30. This profit over the book value of the NIM assets results in a substantial increase in the net assets on the company's balance sheet.

In respect of Norwood Abbey's shareholding in NIM, following completion of the sale of the NIM shares to Tiedemann, Norwood Abbey will continue to be the largest shareholder in NIM, with 48,958,227 NIM shares. This shareholding will represent 39.51% of NIM's current issued share capital.

Tiedemann will itself become a major shareholder in NIM with 13,261,427 shares representing 10.7% of the share capital of NIM.

With the reduction in its debt, Norwood Abbey believes that this transaction also places it in a better position to focus on its business and the development of long term strategies for extracting value from its remaining investment in NIM and from its other current projects. It should also allow Norwood Abbey to focus on its longer term goals.

In due course, Norwood Abbey will provide more specific guidance on its future strategies.

To find out more about the Norwood group, visit www.norwoodabbey.com

For further information please contact:

Norwood Abbey Ltd:
Lula Liossi
Corporate Communications Manager
(61 3) 9782 7333